As filed with the Securities and Exchange Commission on April 12, 2011

Registration No. 333-149870
Registration No. 811-08292

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 4	[X]
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Security Life Separate Account L1
(Exact Name of Registrant)

Security Life of Denver Insurance Company
(Name of Depositor)

1290 Broadway
Denver, Colorado 80203-5699
(Address of Depositor's Principal Executive Offices) (Zip Code)

(800) 525-9852
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Senior Counsel
ING Americas (U.S. Legal Services)
One Orange Way, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[X] on April 29, 2011, pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a)(1)
[ ] on ____________, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

ING VUL-ECV
A FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
- Is issued by Security Life of Denver Insurance Company.
- Is returnable by you during the right to examine period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the Separate Account and the Guaranteed Interest Division, based on your instructions.
- Are subject to specified fees and charges.

The Policy's Account Value
- Is the sum of your values in the Separate Account, Guaranteed Interest Division and Loan Division.
- Has no guaranteed minimum value for amounts in the Separate Account. The value varies with the value of the Subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the Guaranteed Interest Division.
- Is subject to specified fees and charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  - ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
  - ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus the Account Value or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  - ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the Total Death Benefit minus any outstanding Loan Amount, any unpaid fees and charges and any accelerated benefit lien assessed under the terms of the Accelerated Benefit Rider. **See Accelerated Benefit Rider, page 50, for further information about the effect of any accelerated benefit lien upon the Death Benefit Proceeds.**
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation to broker/dealers whose registered representatives sell the policy. See *Distribution of the Policy*, **page 84**, for further information about the amount of compensation we pay.

Fund Managers

Mutual funds managed by the following investment managers are available through the policy:
- Artio Global Management, LLC
- BAMCO, Inc.
- BlackRock Advisors, LLC
- BlackRock International Limited
- BlackRock Investment Management, LLC
- Brandes Investment Partners, L.P.
- Capital Research and Management Company^{SM}
- Columbia Management Investment Advisors, LLC
- Dimensional Fund Advisors LP
- Directed Services LLC
- DSM Capital Partners LLC
- Fidelity Management & Research Company
- Frontier Capital Management Company, LLC
- ING Clarion Real Estate Securities LLC
- ING Investment Management Co.
- Invesco Advisers, Inc.
- Iridian Asset Management LLC
- J.P. Morgan Investment Management Inc.
- M Financial Investment Advisers, Inc.
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Neuberger Berman, LLC
- Neuberger Berman Fixed Income LLC
- Neuberger Berman Management LLC
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- UBS Global Asset Management (Americas) Inc.

This prospectus describes what you should know before purchasing the ING VUL-ECV variable universal life insurance policy. Please read it carefully and keep it for future reference. If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is April 29, 2011.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some important terms used throughout this prospectus that have special meaning. It also provides a reference to where each term is defined and discussed more fully:

Additionally, see Appendix C for a glossary of these and other important terms used throughout this prospectus.

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The policy owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations – State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to review a copy of the policy and riders for your particular state, contact our Customer Service Center or your agent/registered representative.

You may contact us about the policy at our: **ING Customer Service Center**
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050
www.ingservicecenter.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

The Policy's Features and Benefits

The Policy	• This prospectus describes our standard ING VUL-ECV variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.
	• References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.
Temporary Insurance **See Temporary Insurance, page 26.**	• If you apply and qualify, we may issue temporary insurance equal to the amount of Target Death Benefit for which you applied.
	• The maximum amount of temporary insurance is $1,000,000.00, which includes other in-force coverage you have with us.
	• Temporary insurance may not be available in all states.
Premium Payments **See Premium Payments, page 23.**	• You choose when to pay and how much to pay.
	• You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse without value.
	• You cannot pay additional premiums after age 121.
	• We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code or that would cause your policy to become a modified endowment contract.
	• We deduct a premium expense charge from each premium payment and credit the remaining premium (the "Net Premium") to the Separate Account or the Guaranteed Interest Division according to your instructions.
Investment Options **See *The Investment Options*, page 16.**	• You may allocate your Net Premiums to the Subaccounts of Security Life Separate Account L1 (the "Separate Account") and to our Guaranteed Interest Division.
	• The Separate Account is one of our separate accounts and consists of Subaccounts that invest in corresponding mutual funds. When you allocate premiums to a Subaccount, we invest any Net Premiums in shares of the corresponding mutual fund.
	• Your Separate Account Value will vary with the investment performance of the mutual funds in which the Subaccounts invest and the charges we deduct from your Separate Account Value.
	• The Guaranteed Interest Division and the Loan Division are part of our general account.
	• We credit interest of at least 3.00% per year on amounts allocated to the Guaranteed Interest Division, and we may, in our sole discretion, credit interest in excess of this amount.
Right to Examine Period **See Right to Examine Period, page 26.**	• During the right to examine period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The right to examine period is generally ten days from your receipt of the policy, although certain states may allow more than ten days. The length of the right to examine period that applies in your state will be stated in your policy.
	• Generally, there are two types of right to examine refunds:
	▷ Some states require a return of all premium we have received; and
	▷ Other states require that we return your Account Value plus a refund of all fees and charges deducted.
	• The right to examine refund that applies in your state will be shown in your policy.
	• **See Allocation of Net Premium, page 25, for details about how Net Premium will be allocated during the right to examine period.**

Death Benefits
 	
See *Death Benefits*, **page 34.**
	• The Stated Death Benefit is the sum of the insurance coverage Segments under your policy and is shown in your Schedule. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.
	• The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.
	• The Base Death Benefit is the death benefit of your policy and does not include additional death benefits provided by riders attached to your policy, if any. We calculate the Base Death Benefit according to one of the following three death benefit options available under your policy:
	  ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
	  ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus your Account Value or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term insurance Rider, if any.
	• Death Benefit Proceeds are paid if your policy is in force when the insured person dies.
	• The Death Benefit Proceeds are equal to your Total Death Benefit minus any outstanding Loan Amount, any outstanding fees and charges incurred before the insured person's death and any outstanding accelerated benefit lien including accrued lien interest.
	• Until age 121, the amount of the Death Benefit Proceeds will depend on which death benefit option is in effect when the insured person dies.
	• After age 121, your policy may continue pursuant to the continuation of coverage provision. **For details about the changes that are made to your policy at age 121, see Continuation of Coverage, page 36.**
	• The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Rider Benefits
 	
See *Additional Insurance Benefits*, **page 41.**
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are added to your policy; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy or in your state, but the available riders may include:
	  ▷ The 20-Year/Age 65 Guaranteed Death Benefit Rider;
	  ▷ The Accelerated Benefit Rider;
	  ▷ The Additional Insured Rider;
	  ▷ The Adjustable Term Insurance Rider;
	  ▷ The Guaranteed Minimum Accumulation Benefit Rider;
	  ▷ The Lifetime Guarantee Death Benefit Rider;
	  ▷ The Overloan Lapse Protection Rider;
	  ▷ The Waiver of Cost of Insurance Rider; and
	  ▷ The Waiver of Specified Premium Rider.

Transfers **See Transfers, page 58.**	• You currently may make an unlimited number of transfers between the Subaccounts and to the Guaranteed Interest Division. Transfers are, however, subject to limits, conditions and restrictions that we or the funds whose shares are involved may impose. **See Limits on Frequent or Disruptive Transfers, page 60.** • There are certain restrictions on transfers from the Guaranteed Interest Division. • We do not charge for transfers.
Asset Allocation Programs **See Dollar Cost Averaging, page 58.** **See Automatic Rebalancing, page 59.**	• Dollar cost averaging is a systematic program of transferring Account Value to selected Subaccounts of the Separate Account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your Separate Account and Guaranteed Interest Division values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans **See Loans, page 56.**	• After the first policy month, you may take loans against your policy's Net Account Value. • Unless otherwise required by state law, a loan must be at least $100.00 and is generally limited to 90.00% of your Net Account Value. • When you take a loan we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account. • We credit amounts held in the Loan Division with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at an annual rate of 3.75% in policy years one through five and at an annual rate of 3.00% (guaranteed not to exceed 3.15%) in all years thereafter. • Loans reduce your policy's Death Benefit Proceeds and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan against your policy's Net Account Value.
Partial Withdrawals **See Partial Withdrawals, page 64.**	• After the first policy year, you may take up to 12 partial withdrawals each policy year. In certain circumstances you may take partial withdrawals during the first policy year. • A partial withdrawal must be at least $100.00 and may not exceed the amount which leaves your Net Account Value less than $500.00. • We charge a fee of $10.00 for each partial withdrawal. • Partial withdrawals will reduce your Account Value and could cause your policy to lapse. • Partial withdrawals may reduce the amount of Stated Death Benefit (and consequently the Target Death Benefit) under your policy. • Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 66.**	• You may surrender your policy for its Net Surrender Value at any time after the right to examine period while the insured person is alive. • Your Surrender Value is your Account Value plus the surrender value enhancement, if any. • Your Net Surrender Value is your Surrender Value minus your outstanding Loan Amount. • All insurance coverage ends on the date we receive your surrender request in good order. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy.

Reinstatement See Reinstatement, page 67.	• Before age 121 and within five years of lapse you may reinstate your policy and riders (other than the Guaranteed Death Benefit Riders or Guaranteed Minimum Accumulation Benefit Rider) if you did not surrender your policy and the insured person is still insurable according to our normal underwriting rules for the applicable risk class and rating. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued but unpaid loan interest to the date of the lapse unless directed otherwise. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when you consider purchasing the policy and investing in the Subaccounts of the Separate Account.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges See *Fees and Charges*, page 27.	• The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • A policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.
Investment Risk See The Separate Account, page 16. See The Guaranteed Interest Division, page 20.	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy. • For amounts you allocate to the Subaccounts of the Separate Account: 　▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying mutual funds; 　▷ You assume the risk that your values may decline or may not perform to your expectations; 　▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance; 　▷ Each fund has various investment risks, and some funds are riskier than others; 　▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding Subaccount; and 　▷ There is no assurance that any fund will achieve its stated investment objective. • For amounts you allocate to the Guaranteed Interest Division: 　▷ Interest rates we declare will change over time, but not more frequently than every policy anniversary; and 　▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

Grace Period and Lapse
 	
See Lapse, page 67.
	• Your policy may enter the grace period and subsequently lapse (meaning your policy will terminate without value) if on any Monthly Processing Date:
	  ▷ A death benefit guarantee is not in effect; and
	  ▷ Your Net Account Value (meaning the Account Value minus any Loan Amount) is zero or less.
	• If you meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.
	• If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value.
	• Partial withdrawals and loans have an adverse impact on your Net Account Value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.

Exchanges *See Purchasing a Policy,* **page 22.**	• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.

Taxation
 	
See TAX CONSIDERATIONS, page 68.
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  ▷ Reduction in the amount of your insurance coverage;
	  ▷ Partial withdrawals;
	  ▷ Loans;
	  ▷ Surrender;
	  ▷ Lapse; and
	  ▷ Reinstatement.
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will be taxable to you to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation **See *Distribution of the Policy*, page 84.**	• We pay compensation to broker/dealers whose registered representatives sell the policy. • Broker/dealers may be able to choose to receive their compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for Stated Death Benefit coverage under the policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the right blend of base coverage and Adjustable Term Insurance Rider coverage for you.
Other Products	• We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better meet your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges. The following table describes the fees and charges deducted at the time you make a premium payment or make certain other transactions. **See Transaction Fees and Charges, page 27.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges
Premium Expense Charge [1]	• When you make a premium payment.	• 15.00% of premium up to target premium and 8.00% of premium in excess of target premium in Segment year 1.
Partial Withdrawal Fee	• When you take a partial withdrawal.	• $10.00.
Excess Illustration Fee [2]	• Each time you request an illustration after the first each policy year.	• $25.00.

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[1]   The premium expense charge may be lower after the first Segment year.
[2]   We do not currently assess this charge.

Periodic Fees and Charges. The following table describes the maximum guaranteed charges that could be deducted each day or each month on the Monthly Processing Date, not including fund fees and expenses. **See Periodic Fees and Charges, page 28.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [3]
Cost of Insurance Charge [4]	• On each Monthly Processing Date.	<u>Range from</u> • $0.03 to $83.33 per $1,000.00 of net amount at risk. <u>Representative insured person</u> • $0.14 per $1,000.00 of net amount at risk for each Segment of your Stated Death Benefit. • The representative insured person is a male, age 40. • The rates shown for the representative insured person are for the first policy year.
Mortality & Expense Risk Charge [5]	• On each Monthly Processing Date.	• 0.0375% (0.45% annually) of Account Value invested in the Separate Account.
Policy Charge	• On each Monthly Processing Date.	• $13.00 for fully underwritten policies. • $19.00 for guaranteed issue policies.
Administrative Charge [6]	• On each Monthly Processing Date.	<u>Range from</u> • $0.06 to $0.28 per $1,000.00 of Stated Death Benefit. <u>Representative insured person</u> • $0.10 per $1,000.00 of Stated Death Benefit. • The representative insured person is a male, age 40 in the standard no tobacco risk class and fully underwritten with less than $250,000.00 of Stated Death Benefit. • The rates shown for the representative insured person are for the first policy year.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 3.75% annually of the amount held in the Loan Division in policy years 1-5. [7]

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[3]   This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[4]   The cost of insurance rates vary based on the insured person's age, gender, underwriting type and risk class. Rates shown are for an insured person in a non-rated risk class. Different rates will apply to each Segment of Stated Death Benefit. The rates shown for the representative insured person are for the first policy year and they generally increase each year thereafter. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[5]   The amount shown is deducted during policy years one through ten. Beginning in policy year 11 the monthly mortality and expense risk charge is 0.004167% (0.05% annually) of the Account Value invested in the Separate Account.

[6]   The administrative charge rates vary based on the amount of Stated Death Benefit for each Segment, Segment duration and the insured person's age on the Segment effective date, gender, underwriting type and risk class. Rates remain level during the first five Segment years and then reset for all subsequent Segment years. Different rates will apply to each Segment of Stated Death Benefit. The rates shown for the representative insured person are for the first policy year. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration. **See Administrative Charge, page 30, for information about how the amount of the administrative charge is determined.**

[7]   The guaranteed maximum loan interest charge after policy year five is 3.15%.

Rider Fees and Charges. The following tables describe the charges or costs associated with each of the rider benefits. **See Rider Fees and Charges, page 30.**

20-Year/Age 65 Guaranteed Death Benefit Rider

		Amount Deducted
Charge	**When Deducted**	**Maximum Guaranteed Charges** [8]
20-Year/Age 65 Guaranteed Death Benefit Rider Charge [9]	• On each Monthly Processing Date during the guarantee period.	Range from • $0.01 to $0.02 per $1,000.00 of guaranteed coverage. Representative insured person • $0.01 per $1,000.00 of guaranteed coverage. • The representative insured person is age 45. • The rates shown for the representative insured person are for the first rider year.

Accelerated Benefit Rider

		Amount Deducted
Charge	**When Deducted**	**Maximum Guaranteed Charges** [8]
Accelerated Benefit Rider Administrative Charge	• On the date the acceleration request is processed.	• $300.00 per acceleration request.
Accelerated Benefit Lien Interest Charge	• Interest on the amount of the lien accrues daily and is added to the amount of the lien.	• The greater of: ▷ The current yield on 90 day treasury bills; or ▷ The current maximum statutory adjustable policy loan interest rate.

Additional Insured Rider

		Amount Deducted
Charge	**When Deducted**	**Maximum Guaranteed Charges** [8]
Additional Insured Rider Charge [10]	• On each Monthly Processing Date.	Range from • $0.02 to $83.33 per $1,000.00 of rider benefit. Representative insured person • $0.05 per $1,000.00 of rider benefit. • The representative insured person is female, age 30 in the no tobacco risk class. • The rates shown for the representative insured person are for the first rider year.

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[8] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[9] The rates for this guarantee vary based on the insured person's age at issue. The rates shown for the representative insured person are for the first rider year. The rates shown may have been rounded up to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[10] The rates for this rider vary based on the additional insured person's age, gender and risk class. The rates shown for the representative additional insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Rider Fees and Charges, *continued.*

Adjustable Term Insurance Rider

Charge	When Deducted	Amount Deducted Maximum Guaranteed Charges [11]
Adjustable Term Insurance Rider Cost of Insurance Charge [12]	• On each Monthly Processing Date.	<u>Range from</u> • $0.04 to $83.33 per $1,000.00 of rider benefit. <u>Representative insured person</u> • $0.14 per $1,000.00 of rider benefit. • The representative insured person is a male, age 40. • The rates shown for the representative insured person are for the first rider year.
Adjustable Term Insurance Rider Administrative Charge [12]	• On each Monthly Processing Date.	<u>Range from</u> • $0.03 to $0.09 per $1,000.00 of the difference between base coverage and total coverage. <u>Representative insured person</u> • $0.03 per $1,000.00 of the difference between base coverage and total coverage. • The representative insured person is a male, age 40 in the standard no tobacco risk class and fully underwritten. • The rates shown for the representative insured person are for the first rider year.

Guaranteed Minimum Accumulation Benefit Rider

Charge	When Deducted	Amount Deducted Maximum Guaranteed Charges [11]
Guaranteed Minimum Accumulation Benefit Rider Charge	• On each Monthly Processing Date during the guarantee period.	• 0.10% (1.15% on an annual basis) of the minimum accumulation value. [13]

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[11] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[12] The rates for this rider vary based on rider duration and the insured person's age, gender, underwriting type and risk class. The rates shown for the representative insured person are for the first rider year, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[13] The minimum accumulation value equals the sum of all premium payments we have received for the policy and attached riders minus all partial withdrawals and all fees and charges deducted from your Account Value (or that may have been waived under the provisions of the policy or another rider), with the result accrued at an annual interest rate that may vary by policy year. The monthly percentage shown has been rounded up to the nearest tenth of one percent and the actual monthly percentage charged is lower than this rounded amount. **See Guaranteed Minimum Accumulation Benefit Rider, page 47, for more detail about the features and benefits of and charge for this rider, (including the unrounded monthly amount of the charge).**

Rider Fees and Charges, *continued.*

Lifetime Guaranteed Death Benefit Rider

Charge	When Deducted	Amount Deducted Maximum Guaranteed Charges [14]
Lifetime Guaranteed Death Benefit Rider Charge [15]	• On each Monthly Processing Date during the guarantee period.	<u>Range from</u> • $0.02 to $0.06 per $1,000.00 of guaranteed coverage. <u>Representative insured person</u> • $0.02 per $1,000.00 of guaranteed coverage. • The representative insured person is age 45. • The rates shown for the representative insured person are for the first rider year.

Overloan Lapse Protection Rider

Charge	When Deducted	Amount Deducted Maximum Guaranteed Charges [14]
Overloan Lapse Protection Rider Charge	• On the Monthly Processing Date on or next following the date we receive your request to exercise this rider's benefit.	• 3.50% of the Account Value. [16]

Waiver of Cost of Insurance Rider

Charge	When Deducted	Amount Deducted Maximum Guaranteed Charges [14]
Waiver of Cost of Insurance Rider Charge [17]	• On each Monthly Processing Date.	<u>Range from</u> • $3.82 to $19.48 per $100.00 of rider coverage. <u>Representative insured person</u> • $7.04 per $100.00 of rider coverage. • The representative insured person is age 35. • The rates shown for the representative insured person are for the first rider year.

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[14] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[15] The rates for this rider depend on the insured person's age at issue. The rates shown for the representative insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[16] The Account Value is equal to the sum of the value of amounts allocated to the Subaccounts of the Separate Accounts, amounts allocated to the Guaranteed Interest Division and any amounts set side in the Loan Division.

[17] The rates for this rider depend on various factors that may include the insured person's age, gender and/or underwriting type. The rates shown for the representative insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Rider Fees and Charges, *continued.*

Waiver of Specified Premium Rider

Charge	When Deducted	Amount Deducted Maximum Guaranteed Charges [18]
Waiver of Specified Premium Rider Charge [19]	• On each Monthly Processing Date.	<u>Range from</u> • $1.70 to $25.40 per $100.00 of rider coverage. <u>Representative insured person</u> • $3.90 per $100.00 of rider coverage. • The representative insured person is a male, age 45 and fully underwritten. • The rates shown for the representative insured person are for the first rider year.

Fund Fees and Expenses. The following table shows the minimum and maximum total annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 31.**

	Minimum	Maximum
Total Annual Fund Expenses [20] (deducted from fund assets)	0.26%	1.26%

Total annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the Separate Account on page 17.**

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[18] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[19] The rates for this rider depend on various factors that may include the insured person's age, gender and/or underwriting type. The rates shown for the representative insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[20] Some funds that are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
•Premium Expense Charge.

Net Premium
We allocate the Net Premium to the investment options you choose.

Guaranteed Interest Division
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Separate Account
Amounts you allocate are held in Subaccounts of the Separate Account. Each Subaccount invests in a fund.

The funds may deduct:
•Investment Management Fees.
•12b-1 Fees.
•Other expenses (including service and redemption fees).

We may deduct transaction fees and charges from your Account Value:
•Partial Withdrawal Fee.
•Excess Illustration Fee.

Account Value
Your policy's Account Value equals the sum of your values in the Separate Account, the Guaranteed Interest Division and the Loan Division.

We may deduct periodic fees and charges from your Account Value:
•Cost of Insurance Charge.
•Mortality and Expense Risk Charge.
•Policy Charge.
•Administrative Charge.

We may deduct fees and charges from your Account Value for the optional benefits and riders you select.

Loan Division
An amount equal to any loan you take is set aside as collateral for policy loans.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest to the amount held in the Loan Division.

THE COMPANY, THE SEPARATE ACCOUNT AND THE GUARANTEED INTEREST DIVISION

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 1290 Broadway, Denver, Colorado 80203.

We are a wholly owned indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. ING Groep N.V. is headquartered in Amsterdam, The Netherlands. Although we are an indirect subsidiary of ING Groep N.V., ING Groep N.V. is not responsible for the obligations under the policy. The obligations under the policy are solely the responsibility of Security Life of Denver Insurance Company.

As part of a restructuring plan approved by the European Commission, ING Groep N.V. has agreed to separate its banking and insurance businesses by 2013. ING Groep N.V. intends to achieve this separation by divestment of its insurance and investment management operations, including the company. ING Groep N.V. has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

Regulatory Matters

As with many financial services companies, the company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the company. The potential outcome of such action is difficult to predict but could subject the company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse affect on ING or ING's U.S.-based operations, including the company. It is the practice of the company and its affiliates to cooperate fully in these matters.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See TAX CONSIDERATIONS, page 68, for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution and administration. Failure to meet any of these complex tax, securities or insurance requirements could subject the company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the company's reputation, interrupt the company's operations or adversely impact profitability.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include Subaccounts of the Separate Account and the Guaranteed Interest Division. The investment performance of a policy depends on the performance of the investment options you choose.

The Separate Account

We established Security Life Separate Account L1 on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the Separate Account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the Separate Account reflect the investment experience of the Separate Account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the Separate Account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the Separate Account assets will be used first to pay Separate Account policy claims. Only if Separate Account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account.

The Separate Account is divided into Subaccounts. Each Subaccount invests in a corresponding mutual fund. When you allocate premium payments to a Subaccount, you acquire Accumulation Units of that Subaccount. You do not invest directly in or hold shares of the mutual funds when you allocate premium payments or Account Value to the Subaccounts of the Separate Account.

Funds Available Through the Separate Account. The following chart lists the mutual funds that are available through the Separate Account.

Certain of these mutual funds are structured as "fund of funds." A "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. The "fund of funds" available through the policy are identified below.

Funds Available Through the Separate Account

• American Funds® – Growth Fund (Class 2)	• ING T. Rowe Price Equity Income Portfolio (Class I)
• American Funds® – Growth-Income Fund (Class 2)	• ING T. Rowe Price International Stock Portfolio (Class I)
• American Funds® – International Fund (Class 2)	• ING U.S. Stock Index Portfolio (Class I)
• BlackRock Global Allocation V.I. Fund (Class III)	• ING Baron Small Cap Growth Portfolio (Class I)
• Fidelity® VIP Contrafund® Portfolio (Service Class)	• ING Columbia Small Cap Value II Portfolio (Class I) [1]
• Fidelity® VIP Equity-Income Portfolio (Service Class)	• ING Global Bond Portfolio (Class S)
• ING Artio Foreign Portfolio (Class I)	• ING Invesco Van Kampen Comstock Portfolio (Class I) [1]
• ING BlackRock Health Sciences Opportunities Portfolio (Class I) [1]	• ING Invesco Van Kampen Equity and Income Portfolio (Class I) [1]
• ING BlackRock Large Cap Growth Portfolio (Class I)	• ING JPMorgan Mid Cap Value Portfolio (Class I)
• ING Clarion Global Real Estate Portfolio (Class S)	• ING Oppenheimer Global Portfolio (Class I)
• ING DFA Global Allocation Portfolio (Class I) [2]	• ING Pioneer High Yield Portfolio (Class I)
• ING DFA World Equity Portfolio (Class I) [2]	• ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
• ING FMR^SM Diversified Mid Cap Portfolio (Class I)	• ING UBS U.S. Large Cap Equity Portfolio (Class I)
• ING Franklin Templeton Founding Strategy Portfolio (Class I) [2]	• ING Balanced Portfolio (Class I)
• ING Global Resources Portfolio (Class I)	• ING Intermediate Bond Portfolio (Class I)
• ING Invesco Van Kampen Growth and Income Portfolio (Class S) [1]	• ING Growth and Income Portfolio (Class I)
• ING JPMorgan Emerging Markets Equity Portfolio (Class I)	• ING Index Plus LargeCap Portfolio (Class I)
• ING JPMorgan Small Cap Core Equity Portfolio (Class I)	• ING Index Plus MidCap Portfolio (Class I)
	• ING Index Plus SmallCap Portfolio (Class I)
• ING Large Cap Growth Portfolio (Class I)	• ING International Index Portfolio (Class S)
• ING Limited Maturity Bond Portfolio (Class S)	• ING Russell™ Large Cap Growth Index Portfolio (Class I)
• ING Liquid Assets Portfolio (Class S)	• ING Russell™ Large Cap Index Portfolio (Class I)
• ING MFS Total Return Portfolio (Class I)	• ING Russell™ Large Cap Value Index Portfolio (Class I)
• ING MFS Utilities Portfolio (Class S)	
• ING Marsico Growth Portfolio (Class I)	• ING Russell™ Mid Cap Growth Index Portfolio (Class I)
• ING PIMCO Total Return Bond Portfolio (Class I)	• ING Russell™ Small Cap Index Portfolio (Class I)
• ING Pioneer Fund Portfolio (Class I)	• ING Small Company Portfolio (Class S)
• ING Pioneer Mid Cap Value Portfolio (Class I)	• ING U.S. Bond Index Portfolio (Class I)
• ING Retirement Growth Portfolio (Class I) [2]	• ING SmallCap Opportunities Portfolio (Class I)
• ING Retirement Moderate Growth Portfolio (Class I) [2]	• M Business Opportunity Value Fund [3]
	• M Capital Appreciation Fund [3]
• ING Retirement Moderate Portfolio (Class I) [2]	• M International Equity Fund [3]
• ING T. Rowe Price Capital Appreciation Portfolio (Class I)	• M Large Cap Growth Fund [3]
	• Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

[1] This fund has changed its name to the name shown above on April 29, 2011. **See Appendix B for a list of former and current fund names.**

[2] This fund is structured as a "fund of funds." See the Fund Fees and Expenses table on page 13 and the Fund Fees and Expenses section on page 31 for more information about "fund of funds."

[3] The M Funds are only available through broker/dealers associated with the M Financial Group.

See Appendix B to this prospectus for more information about the mutual funds available through the Separate Account, including information about each fund's investment adviser/subadviser and investment objective. More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund's current prospectus and Statement of Additional Information. You may obtain these documents by contacting us at our Customer Service Center.

A mutual fund available through the Separate Account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund available through the Separate Account is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each Subaccount's assets in shares of a corresponding mutual fund. We are the legal owner of the fund shares held in the Separate Account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those Subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each Subaccount of your policy by dividing your Separate Account Value in that Subaccount by the net asset value of one share of the matching fund.

Right to Change the Separate Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our Separate Account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional Subaccounts that will invest in funds we find appropriate for policies we issue;
- Eliminate Subaccounts;
- Combine two or more Subaccounts;
- Close Subaccounts. We will notify you in advance by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available Subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. See also the **Transfers** section of this prospectus, page 58, for information about making Subaccount allocation changes;
- Substitute a new mutual fund for a fund in which a Subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new mutual fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another Separate Account;
- Withdraw the Separate Account from registration under the 1940 Act;
- Operate the Separate Account as a management investment company under the 1940 Act;
- Cause one or more Subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s). We will notify you of changes. If you wish to transfer the amount you have in the affected Subaccount to another Subaccount or to the Guaranteed Interest Division, you may do so free of charge. Just notify us at our Customer Service Center.

The Guaranteed Interest Division

You may allocate all or a part of your Net Premium and transfer your net Account Value into the Guaranteed Interest Division. We declare the interest rate that applies to all amounts in the Guaranteed Interest Division. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the Guaranteed Interest Division on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the Guaranteed Interest Division.

Your Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

The Guaranteed Interest Division guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the Guaranteed Interest Division under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the Guaranteed Interest Division or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the Guaranteed Interest Division and interests in it are generally not subject to regulation under these Acts. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the Guaranteed Interest Division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard ING VUL-ECV variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus and that may offer some or all of the same funds. These products have different benefits, fees and charges and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of Account Value allocated to funds affiliated with ING. You should be aware that there may be alternative products available, and if you are interested in learning more about these other products, contact our Customer Service Center or your agent/registered representative.

Underwriting

We offer policies using full, simplified issue or guaranteed issue underwriting.

On the fully underwritten application you will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured person is insurable by us. Before we can make this determination, we may need to request and review medical examinations and other information about the proposed insured person. Through our underwriting process we also determine the risk class for the proposed insured person if the application is accepted. Risk class is based on such factors as the proposed insured person's age, gender, health and occupation. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We offer policies using simplified issue or guaranteed issue underwriting up to a preset amount of coverage with reduced evidence of insurability as compared to fully underwritten policies. More evidence of insurability is required for policies using full underwriting than simplified issue underwriting and even less evidence is required for policies using guaranteed issue underwriting.

Simplified issue and guaranteed issue underwriting is available for policies covering certain individuals in group or sponsored arrangements. Eligibility for a guaranteed issue policy also requires that each proposed insured person:
- Is actively at work at least 30 hours per week performing normal duties;
- Has been currently employed and actively at work for the past 90 days;
- Must answer certain health related questions and may be required to provide certain medical information;
- Must indicate tobacco use, type and frequency. Tobacco use includes use of any substance in the past 12 months that contains nicotine; and
- Must consent to be insured.

Policies using simplified issue or guaranteed issue underwriting are guaranteed issue policies. Whether a guaranteed issue policy will require simplified issue underwriting will depend on the nature of the individuals in the group or sponsored arrangement to be covered and such factors as the proposed insured person's age and/or health and the amount of coverage. A proposed insured can be rated or excluded from coverage based on, among other things, serious illness, hospitalization, employment status and/or citizenship.

All guaranteed issue policies carry different mortality risks compared to policies that are fully underwritten, and the cost of insurance, policy charge and administrative charge may be greater for guaranteed issue policies than fully underwritten policies. A guaranteed issue policy's fees and charges do not vary, however, depending on whether simplified issue and guaranteed issue underwriting is used.

Generally, on a current basis, the overall charges are higher for a guaranteed issue policy than for a similar fully underwritten policy. This means that an insured person in a group or sponsored arrangement that uses guaranteed issue underwriting could get individual fully underwritten insurance coverage at a lower overall cost.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:
- The amount of your Target Death Benefit (which generally must be at least $100,000.00 for fully underwritten policies and $50,000.00 for guaranteed issue policies);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy (we may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test is chosen); and
- Any riders or optional benefits.

The "Policy Date" is the date coverage under the policy begins and is the date from which we measure policy years, policy months, policy anniversaries and the Monthly Processing Date. The "insured person" is the person on whose life we issue the policy, and the insured person generally can be no more than age 85 (70 for guaranteed issue policies) on the Policy Date. "Age" under the policy means the insured person's age on the birthday nearest to the Policy Date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured. We may also set a minimum age to issue a policy.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the Policy Date.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the factors described in the **Adjustable Term Insurance Rider** section of this prospectus, page 43, when deciding the appropriate usage of the Adjustable Term Insurance Rider for your particular situation.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121 (except amounts required to keep the policy from lapsing);
- We may refuse to accept any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse to accept any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 79.**

After we deduct the premium expense charge from your premium payments, we apply the Net Premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be sufficient to keep your policy in force from the Policy Date through the Investment Date. The "Investment Date" is the first date we apply the Net Premium to your policy.

Scheduled Premium. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy schedule pages, is the amount you intend to pay over a certain time period. You may schedule premiums to be paid monthly, quarterly, semiannually or annually. Payment of the scheduled premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

If you have an optional Guaranteed Death Benefit Rider, to keep the rider in force your scheduled premium should not be less than the guarantee period annual premium shown in your policy. **See Guaranteed Death Benefit Riders, page 41.**

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:
- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121;
- We may refuse to accept or limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the Base Death Benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable according to our normal underwriting rules for the applicable risk class and rating at the time that you make the unscheduled premium payment if the Base Death Benefit is increased due to an unscheduled premium payment;
- We may require satisfactory evidence that the insured person is insurable according to our normal underwriting rules for the applicable risk class and rating at the time that you make the unscheduled premium payment if an unscheduled premium payment will cause the net amount at risk to increase;
- We will return premium payments that would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy; and
- Our acceptance of an unscheduled premium payment may be subject to certain issue limitations and conditioned on the availability of reinsurance coverage.

Satisfactory evidence of insurability may include receipt of an application and required medical information.

Target Premium. Target premium for each Segment of Stated Death Benefit is actuarially determined based on the age and gender of the insured person. The target premium is used to determine the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for each Segment of Stated Death Benefit under your policy is shown in your policy schedule pages. Target premium is not based on your scheduled premium.

Premium Payments Affect Your Coverage. Unless you have an optional Guaranteed Death Benefit Rider, your coverage lasts only as long as you have a positive Net Account Value that is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See Lapse, page 67.**

Allocation of Net Premium. Until the Investment Date when your initial Net Premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial Net Premium to your policy on the Investment Date after all of the following conditions have been met:
- We receive the required initial premium;
- All issue requirements have been received by our Customer Service Center; and
- We approve your policy for issue.

Amounts you designate for the Guaranteed Interest Division will be allocated to that division on the Investment Date. If your state requires return of your premium if you return your policy during the right to examine period, we initially invest amounts you have designated for the Subaccounts of the Separate Account in the Subaccount that invests in the ING Liquid Assets Portfolio. We later transfer these amounts from this Subaccount to the available Subaccounts that you have selected based on your most recent premium allocation instructions. This transfer occurs five days after the date we mailed your policy to you plus the length of your state's right to examine period.

If your state provides for return of your Account Value if you return your policy during the right to examine period (or provides no right to examine period), we allocate amounts you designated for the Subaccounts of the Separate Account directly into those Subaccounts.

All Net Premiums we receive after the initial period are allocated to your policy on the Valuation Date of their receipt in good order. We will allocate Net Premiums to the available Subaccounts using your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100.00%. If your most recent premium allocation instructions includes a mutual fund that corresponds to a Subaccount that is closed to new investment (we will notify you in advance by a supplement to this prospectus if we close a Subaccount) or is otherwise unavailable, Net Premium received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable mutual fund may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 67, for more information about how to keep your policy from lapsing. See also Reinstatement, page 67, for more information about how to put your policy back in force if it has lapsed.**

Right to Examine Period

You have the right to examine your policy and return it to us for a refund (for any reason) within the period shown in the policy. The period during which you have this right is called the right to examine period and starts on the date you receive your policy. If you request a right to examine refund or return your policy to us within the right to examine period, we cancel it as of your Policy Date.

If you cancel your policy during the right to examine period, you will receive a refund as determined by state law. Generally, there are two types of right to examine refunds:
- Refund of all premium we have received from you; or
- Refund of your Account Value plus a refund of all charges deducted.

The type of right to examine refund that applies to you will be specified in your policy. The type of refund will affect the allocation of premiums received before the end of the right to examine period. **See Allocation of Net Premium, page 25.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance coverage for which you applied, up to $1,000,000.00, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:
- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your Policy Date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:
- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. If a policy is not issued and temporary coverage ends, any premium received will be returned without interest. **See Allocation of Net Premium, page 25.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your Account Value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive. We determine the premium expense charge by multiplying the Segment premium by applicable premium expense charge percentage from the following table. Premiums allocated to a new Segment will be subject to a new premium expense charge.

Segment Year	Amounts up to Target Premium	Amounts in Excess of Target Premium
1	15.00%	8.00%
2-5	15.00%	4.00%
6-10	7.00%	4.00%
11+	4.00%	4.00%

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Premium received for each coverage Segment will incur a premium expense charge based on the Segment year in which the premium is received. A Segment is a piece of death benefit coverage and Segment years are measured from the beginning of each Segment effective date. Premium received is allocated to each Segment of death benefit coverage pro-rata, based on the target premium for each coverage Segment.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is $10.00. We deduct the partial withdrawal fee proportionately from your Guaranteed Interest Division and Separate Account values that remain after the partial withdrawal.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Excess Illustration Fee. We currently do not assess this fee, but unless prohibited under state law, we reserve the right to assess a fee of up to $25.00 for each policy illustration that you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Redemption Fees. If applicable, we may deduct from your Account Value the amount of any redemption fees imposed by the underlying mutual funds as a result of partial withdrawals, transfers or other transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Account Value.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your Account Value on the Monthly Processing Date. The first Monthly Processing Date is the Policy Date, or the Investment Date, if later. Subsequent Monthly Processing Dates are the same date each month as your Policy Date. If that date is not a Valuation Date, then the Monthly Processing Date is the next Valuation Date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the Subaccounts and Guaranteed Interest Division in the same proportion that your value in each has to your Net Account Value.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each Segment of your Stated Death Benefit. The net amount at risk as calculated on each Monthly Processing Date equals the difference between:
- Your current Base Death Benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your Account Value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue and each date you increase your insurance coverage (a "Segment date"), gender, underwriting type, risk class and Segment year. They will not, however, be greater than the guaranteed maximum cost of insurance rates shown in the policy, which are based on the 2001 Commissioner's Standard Ordinary Sex Distinct, Smoker Composite, Ultimate Mortality Table, age nearest birthday. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana and policies issued to employers or employee organizations in connection with employment related insurance or benefit programs. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each Segment of your Stated Death Benefit. The maximum rates for the initial Segment and each new Segment of your Stated Death Benefit will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your Account Value, namely:
- The Net Premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the Guaranteed Interest Division;
- Interest earned on amounts held in the Loan Division; and
- The investment performance of the funds underlying the Subaccounts of the Separate Account.

We calculate the net amount at risk separately for each Segment of your Stated Death Benefit. We allocate the net amount at risk to Segments of the Base Death Benefit in the same proportion that each Segment has to the total Base Death Benefit as of the Monthly Processing Date.

There are no cost of insurance charges during the continuation of coverage period.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying Death Benefit Proceeds that may be more than your Account Value.

Mortality and Expense Risk Charge. Each month we deduct from your Account Value a mortality and expense risk charge based on the amount invested in the Separate Account according to the following rates:

Policy Years	Percentage of the Amount Invested in the Separate Account
1-10	0.0375% (0.45% on an annual basis)
11+	0.004167% (0.05% on an annual basis)

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the Subaccounts of the Separate Account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge. This charge varies based on underwriting type, duration and the amount of your first Segment of Stated Death Benefit. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed policy charge.**

This charge helps compensate us for the costs associated with:
- Processing applications;
- Conducting medical examinations;
- Establishing policy records; and
- Underwriting.

Administrative Charge. Each month we deduct an administrative charge equal to our current monthly administrative charge rates multiplied by the amount of your Stated Death Benefit for each segment divided by 1,000. We calculate the administrative charge separately for each segment of your Stated Death Benefit. The current monthly administrative charge rates vary depending on the amount of each Segment of Stated Death Benefit, Segment duration and the insured person's age, gender, underwriting type and risk class and generally decrease after the fifth Segment year. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed administrative charge rates and the rates for a representative insured person.**

This charge helps offset the costs we incur in administering the policy, including costs associated with:
- Billing and collecting premiums;
- Processing claims and policy transactions;
- Keeping records;
- Reporting and communicating with policy owners; and
- Our overhead and other expenses.

Rider Fees and Charges

There may be separate transaction charges, monthly fees and charges or other costs associated with the riders available under the policy. **See the Rider Fees and Charges tables beginning on page 10, the Optional Rider Benefits section on page 41 and the Automatic Rider Benefits section on page 50 for more information about the charges and costs associated with the rider benefits.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

- Certain groups or sponsored arrangements (including our employees, employees of our affiliates, our appointed sales agents and certain family members of each of these groups of individuals);
- Corporate or business policy owners/purchasers (including sales related to a corporate or business policy owner's election to substitute one insured person who is an employee for another); or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 13 of this prospectus, each underlying mutual fund deducts management fees from the amounts allocated to the fund. In addition, each underlying mutual fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain underlying mutual funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 13 of this prospectus, each underlying mutual fund deducts management fees from the amounts allocated to the funds. In addition, each underlying mutual fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain underlying mutual funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Less expensive share classes of the underlying mutual funds offered through this policy may be available for investment outside of this policy. You should evaluate the expenses associated with the underlying mutual funds available through this policy before making a decision to invest.

The company may receive substantial revenue from each of the underlying mutual funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning mutual funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial, dollar amounts of revenue for the company. The company expects to earn a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the company from affiliated mutual funds may be deducted from fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company. The company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the policy rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated mutual funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the policy.

If the unaffiliated fund families currently offered through the policy that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2010 in connection with the registered variable life insurance policies issued by the company, that ranking would be as follows:

- Fidelity® Variable Insurance Product Portfolios;
- American Funds Insurance Series®; and
- BlackRock V.I. Funds.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2010, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities may include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the list of funds available through the variable account on page 17.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. *See Distribution of the Policy,* **page 84.**

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. The Stated Death Benefit is the sum of the coverage Segments under your policy and the amount of your Stated Death Benefit in effect on the Policy Date is your initial coverage Segment. The Stated Death Benefit changes when there is an increase, decrease or a transaction that cause your policy to change.

The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all yeas is the same as the Stated Death Benefit. Generally, we require a minimum of $100,000.00 of Target Death Benefit to issue your policy ($50,000.00 if the policy is issued using guaranteed issue underwriting). We may lower this minimum for certain group, sponsored or corporate purchasers.

The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term Insurance Rider, if any. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative abut the appropriate usage of the Adjustable Term Insurance Rider in your particular situation. **See Important Information About the Adjustable Term Insurance Rider, page 23.**

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, generally you may change the amount of your insurance coverage after the first policy year (first Monthly Processing Date for an increase). The change will be effective on the next Monthly Processing Date after we approve your written request, however changes scheduled for the future will be effective on the applicable policy anniversary.

There may be underwriting or other requirements that must be met before we will approve a change. If we approve your requested change we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we may do this for you.

Changes in the amount of your insurance coverage must be for at least $1,000.00.

You may request an increase in the amount of your insurance coverage, subject to the following:
- Increases after age 90 (age 75 for guaranteed issue policies) are generally not allowed; and
- Increases are subject to underwriting approval and such approval may be conditioned on certain issue limitations and availability of reinsurance coverage.

See also, Adjustable Term Insurance Rider, page 43.

A requested increase in Stated Death Benefit will cause a new coverage Segment to be created. A Segment is a piece of insurance coverage. Once we create a new Segment, it is permanent unless the law requires differently.

Each new Segment will have:
- A new premium expense charge;
- New cost of insurance charges, guaranteed and current;
- New administrative charges;
- A new incontestability period;
- A new suicide exclusion period; and
- A new target premium.

If a death benefit option change causes the amount of Stated Death Benefit to increase or decrease, no new Segment is created. Instead, the size of each existing Segment is changed.

In determining the net amount at risk for each coverage Segment, we allocate the net amount at risk among the Segments of Stated Death Benefit in the same proportion that each Segment bears to the total amount of Stated Death Benefit.

Refusal of a scheduled increase or your request to change the amount of your insurance coverage will terminate all future scheduled increases. Certain requests to increase the amount of your insurance coverage may also cancel all future scheduled increases.

You may decrease the amount of your insurance coverage, however, decreases below the minimum we require to issue you a policy are not allowed.

Decreases in insurance coverage may result in:
- Reduced target premium amounts; and
- Reduced cost of insurance charges.

Decreases in the amount of insurance coverage will first reduce the amount of your Target Death Benefit. We decrease the amount of Stated Death Benefit only after your Adjustable Term Insurance Rider coverage is reduced to zero. If you have more than one Segment, we divide decreases in Stated Death Benefit among your coverage Segments pro rata unless the law requires differently.

We reserve the right not to approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 71.**

Continuation of Coverage

The continuation of coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the insured person's 121st birthday (the "continuation of coverage period"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:

- The amount of your Target Death Benefit becomes your Stated Death Benefit amount;
- Death Benefit Options 2 and 3 are converted to Death Benefit Option 1, if applicable;
- All riders are terminated;
- Your Net Account Value is transferred into the Guaranteed Interest Division and subsequent transfers into the Subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:

- We accept no further premium payments (except amounts required to keep the policy from lapsing); and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed during the continuation of coverage period. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding Loan Amount may become greater than your Account Value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the Net Surrender Value. **See Surrender, page 66.**

The continuation of coverage feature may not be available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the Net Account Value. Contact your agent/registered representative or our Customer Service Center to find out if this feature is available in your state and which type of death benefit applies in your state.

The tax consequences of coverage continuing beyond the insured person's 100th birthday are uncertain. You should consult a qualified tax adviser as to those consequences. See Continuation of a Policy, page 73.

Death Benefit Qualification Tests

The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your Account Value plus the surrender value enhancement, if any, multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to Account Value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the Guaranteed Interest Division in order for the policy to continue to meet the federal income tax definition of life insurance.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's Account Value plus the surrender value enhancement, if any, not to exceed at any time the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to Account Value plus the surrender value enhancement, if any, at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and gender at any point in time, multiplied by the Account Value plus the surrender value enhancement, if any. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not want to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in Account Value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the Account Value. We may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test has been chosen.

Death Benefit Options

There are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first Monthly Processing Date and before age 121.

Death Benefit Option 1. Under Death Benefit Option 1, the Base Death Benefit is the greater of:
- The amount of Stated Death Benefit; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will remain level unless your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit. In this case, your death benefit will vary as the Account Value varies.

With Death Benefit Option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Death Benefit Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Death Benefit Option 2. Under Death Benefit Option 2, the Base Death Benefit is the greater of:
- The amount of Stated Death Benefit plus your Account Value; or
- Your Account Value plus the surrender value enhancement, if any multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as the Account Value varies, and investment performance will be reflected in your insurance coverage.

Death Benefit Option 2 is not available after age 121. If Death Benefit Option 2 is in effect at age 121, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Death Benefit Option 3. Under Death Benefit Option 3, the Base Death Benefit is the greater of:
- The amount of Stated Death Benefit plus premiums received minus partial withdrawals taken and partial withdrawal fees; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as you pay premiums and take partial withdrawals or if your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit plus premiums received minus partial withdrawals taken.

Death Benefit Option 3 is not available after age 121. If Death Benefit Option 3 is in effect at age 121, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Which Death Benefit Option to Choose. If you are satisfied with the amount of your Stated Death Benefit and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Account Value and lower cost of insurance charges, you should choose Death Benefit Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Death Benefit Option 2. If you require a specific death benefit that would include a return of the premium paid, Death Benefit Option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first Monthly Processing Date and before age 121 you may change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes.

Changing your death benefit option may reduce or increase the amount of your Stated Death Benefit and Target Death Benefit amounts but it will not change the amount of your Base Death Benefit or Total Death Benefit. We may not approve a death benefit option change if it reduces the total amount of insurance coverage below the minimum we require to issue your policy. The following death benefit option changes are allowed, and on the effective date of the change the amount of your Stated Death Benefit will change as follows:

Change From:	Change To:	Stated Death Benefit Following the Change:
Death Benefit Option 1	Death Benefit Option 2	• Your Stated Death Benefit before the change minus your Account Value as of the effective date of the change.
Death Benefit Option 2	Death Benefit Option 1	• Your Stated Death Benefit before the change plus your Account Value as of the effective date of the change.
Death Benefit Option 3	Death Benefit Option 1	• Your Stated Death Benefit before the change plus the sum of all premium payments we have received minus all partial withdrawals and partial withdrawal fees you have taken as of the effective date of the change.

Your death benefit option change is effective on your next Monthly Processing Date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage Segment is created. Instead, the size of each existing Segment is changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have the Adjustable Term Insurance Rider. **See Adjustable Term Insurance Rider, page 43.**

We do not adjust the target premium when you change your death benefit option.

If your death benefit option is changed to Death Benefit Option 1 because you exercised the Overloan Lapse Protection Rider, notwithstanding any other information in this section your insurance coverage following the change will equal your Account Value immediately before the change minus the Overloan Lapse Protection Rider charge with the difference multiplied by the appropriate guideline premium test factor described in Appendix A.

Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the Death Benefit Proceeds to the beneficiaries. The beneficiaries are the people you name to receive the Death Benefit Proceeds from your policy. The Death Benefit Proceeds are equal to:

- Your Total Death Benefit; minus
- Any outstanding Loan Amount; minus
- Any outstanding fees and charges incurred before the insured person's death; minus
- Any outstanding accelerated benefit lien including accrued lien interest.

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

We will pay the Death Benefit Proceeds within seven days of when we receive due proof of the death claim. Due proof of the death claim means we have received:

- Due proof of the Insured's death;
- Sufficient information to determine the amount of the Death Benefit Proceeds and the identity of the legally entitled beneficiary or beneficiaries; and
- Sufficient evidence that any legal impediments to payment that depend on parties other than us are resolved. Such legal impediments include, but are not limited to, the establishment of guardianships and conservatorships, the appointment and qualification of trustees, executors and administrators and our receipt of information required to satisfy state and federal reporting requirements.

We will pay interest on the Death Benefit Proceeds from the date of the Insured's death to the date of payment. Unless otherwise required by state law, we will compute interest using our most current interest rate for amounts left on deposit under Settlement Option 3 (the hold at interest settlement option). If we pay the Death Proceeds more than 30 calendar days after the date we receive due proof of the death claim, we will pay interest beginning on the 31st calendar day at an annual interest rate of 10% plus our most current interest rate for amounts left on deposit under Settlement Option 3.

Guaranteed Death Benefit Riders

The following optional Guaranteed Death Benefit Riders may be available and provide that the policy will not lapse even if the Net Account Value is not enough to pay the periodic fees and charges each month:
- 20-Year/Age 65 Guaranteed Death Benefit Rider; and
- Lifetime Guaranteed Death Benefit Rider.

If available, these optional rider benefits may be selected only when you apply for the policy. There may be a separate monthly charge for these rider guarantees. **See 20-Year/Age 65 Guaranteed Death Benefit Rider, page 42; and Lifetime Guaranteed Death Benefit Rider, page 48.**

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following optional riders may have an additional cost, but each rider may be cancelled any time. ***Adding or canceling riders may have tax consequences.*** **See Modified Endowment Contracts, page 71.**

20-Year/Age 65 Guaranteed Death Benefit Rider. The 20-Year/Age 65 Guaranteed Death Benefit Rider provides a guarantee that your policy and any Adjustable Term Insurance Rider coverage will not lapse for the greater of 20 years or to age 65 provided:

- Your cumulative premium payments minus any partial withdrawals and any outstanding Loan Amount are at least equal to the sum of the guarantee period monthly premium to the next Monthly Processing Date; and
- Your Net Account Value meets one of the following diversification requirements:
  - ▷ Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
  - ▷ At least 65.00% of your Net Account Value is allocated to one or more of the ING Retirement portfolios.

Each month during the guarantee period we deduct a charge for this rider based on a rate that varies depending on the issue age of the insured person. **See the Rider Fees and Charges tables beginning on page 10.** The amount of this charge will be determined by dividing the amount of guaranteed coverage by 1,000 and multiplying the result by the rate set forth in your policy. The amount of guaranteed coverage equals the amount of your Target Death Benefit minus your Account Value.

You should consider the following when deciding whether to add the 20-Year/Age 65 Guaranteed Death Benefit Rider to your policy:

- This rider is available for issue ages 25-75;
- You may add this rider only when you apply for the base policy, and the guarantee period begins on the Policy Date;
- The guarantee period annual premium required to keep this rider in effect will be set forth in your policy and will be based on monthly rates that vary according to the insured person's gender, risk class, age, underwriting type and death benefit option selected;
- If your policy benefits change, the guarantee period annual premium for this rider will also change;
- Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 58**);
- This rider covers only your base policy and Adjustable Term Insurance Rider, if any. If your policy and any Adjustable Term Insurance Rider are kept in force because of the guarantee under this rider, coverage under all other riders may terminate;
- This rider may not be available for certain risk classes;
- This rider cannot be added to a policy with Death Benefit Option 3 or the Lifetime Guaranteed Death Benefit Rider;
- You may terminate this rider at any time during the guarantee period upon written notice to us;

- A loan may cause the termination of this guarantee because we deduct your outstanding Loan Amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if this rider terminates, your policy will not necessarily lapse (**see Lapse, page 67**).

We will notify you if on any Monthly Processing Date you have not paid enough premium to keep this rider in force or your policy is not sufficiently diversified. This notice will show the amount of premium required to maintain this rider benefit and, if applicable, explain the diversification requirement. If we do not receive the required premium payment or you do not adequately diversify your policy within 61 days from the date of our notice, this rider will terminate. If this rider terminates, it cannot be reinstated.

Additional Insured Rider. This rider provides death benefits upon the death of an insured person's spouse or child (or the partner or child if required by the civil union/domestic partnership laws of the state in which your policy is delivered). The additional insured person under this rider can be no older than age 85. You may add up to five Additional Insured Riders to your policy. We require proof of insurability for each additional insured person. Minimum coverage for each additional insured person is $10,000.00 for ages 0 to 14 and $50,000.00 for ages 15 and older. Maximum coverage for all additional insured persons is five times your Stated Death Benefit. There is no defined premium for a given amount of Additional Insured Rider coverage. Instead, we deduct a separate monthly cost of insurance charge from your Account Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage(s) multiplied by the Additional Insured Rider death benefit(s) in effect as of the Monthly Processing Date. The cost of insurance rates are determined by us from time to time. They are based on the issue age(s), gender(s) and risk class(es) of the additional insured person(s), as well as the length of time since the rider was added to your policy. For additional insured attained ages 16 and over, rates for this rider will not exceed the levels in the 2001 Commissioner's Standard Ordinary Sex Distinct, Smoker Distinct Ultimate Mortality Table. For additional insured attained ages below 16, rates for this rider will not exceed the levels in the 2001 Commissioner's Standard Ordinary Sex Distinct, Smoker Composite Ultimate Mortality Table. **See the Rider Fees and Charges tables beginning on page 10 for the minimum rates, maximum rates and the rates for a representative additional insured person.**

Adjustable Term Insurance Rider. You may increase the amount of your insurance coverage under the policy by adding coverage under the Adjustable Term Insurance Rider. This rider allows you to schedule the pattern of insurance coverage appropriate for your anticipated needs, with coverage generally not available until the beginning of the second policy year. As the name suggests, the Adjustable Term Insurance Rider adjusts over time to maintain your desired level of Target Death Benefit. Generally, the minimum amount of Target Death Benefit under a policy is $100,000.00 for fully underwritten policies and $50,000.00 for guaranteed issue policies.

On the date the Adjustable Term Insurance Rider is added to your policy (the "rider effective date"), the insured person generally can be no more than age 85 (70 for guaranteed issue policies). You specify your amount of Target Death Benefit when you apply for this rider. The amount of Target Death Benefit can be level for the life of your policy or can be scheduled to change at the beginning of selected policy years. If you schedule increases in your Target Death Benefit, each increase must occur within five years of the rider effective date or the most recent previous increase. Scheduled increases generally must occur before age 85 (70 for guaranteed issue policies).

The Adjustable Term Insurance Rider benefit is the difference between the amount of your Total Death Benefit and your Base Death Benefit, but not less than zero. The rider's benefit automatically adjusts daily as the amount of your Base Death Benefit changes. Your Death Benefit Proceeds depend on which death benefit option is in effect.

Under Death Benefit Option 1, the Total Death Benefit is the greater of:
- The amount of Target Death Benefit; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 2, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus your Account Value; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 3, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus the sum of the premium payments we have received minus partial withdrawals you have taken and partial withdrawal fees; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For example, under Death Benefit Option 1, assume your Base Death Benefit changes as a result of a change in your Account Value. The Adjustable Term Insurance Rider adjusts to provide Death Benefit Proceeds equal to your Total Death Benefit in each year:

Base Death Benefit	Total Insurance Coverage	Adjustable Term Insurance Benefit
$201,500.00	$250,000.00	$48,500.00
$202,500.00	$250,000.00	$47,500.00
$202,250.00	$250,000.00	$47,750.00

It is possible that the amount of your adjustable term insurance benefit may be zero if your Base Death Benefit increases enough. Using the same example, if the Base Death Benefit under your policy grew to $250,000.00 or more, the adjustable term insurance benefit would be zero.

Even when the adjustable term insurance benefit is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if the Base Death Benefit later drops below the amount of your Target Death Benefit, the Adjustable Term Insurance Rider coverage reappears to maintain the amount of your Target Death Benefit.

Subject to the requirements outlined in the **Changes in the Amount of Your Insurance Coverage** section on page 34, once each policy year you may change the amount of your Adjustable Term Insurance Rider coverage (and thereby your Target Death Benefit) provided:

- No coverage under the Adjustable Term insurance Rider is allowed during the first policy year.
- The minimal incremental increase in rider coverage generally must be at least 2.00% of your initial Target Death Benefit;
- The maximum incremental increase in rider coverage may not exceed the lesser of 25.00% of the amount of your initial Target Death Benefit or 200.00% of the most recent increase in rider coverage;
- All increases in rider coverage, in total, may not exceed the lesser of four times the amount of your initial Target Death Benefit or $20,000,000.00; and
- On the effective date of any unscheduled increase in the amount of your Target Death Benefit, no more than 75.00% of your Target Death Benefit may be provided under the Adjustable Term Insurance Rider.

There may be underwriting or other requirements that must be met before we will approve a change in your Adjustable Term Insurance Rider coverage.

In certain circumstances we may choose to waive one or more of the issue requirements for and/or limitations on changes in Adjustable Term Insurance Rider coverage, including those in which the policy is issued in relation to certain deferred compensation arrangements and other company approved advanced sales concepts. We will not unfairly discriminate in any such waiver.

Unless you request and we approve a new schedule of changes in the amount of your Target Death Benefit, any request to change the amount of your Target Death Benefit will automatically terminate all changes that were previously scheduled and after the change the amount of your Target Death Benefit will remain level and be equal to the amount in effect immediately following the change.

Partial withdrawals, changes from Death Benefit Option 1 to Death Benefit Option 2, and decreases in the amount of your Stated Death Benefit may reduce the amount of your Target Death Benefit. **See Partial Withdrawals, page 64; and Changes in the Amount of Your Insurance Coverage, page 34.**

There is no defined premium for a given amount of adjustable term insurance benefit. Instead, we deduct separate monthly cost of insurance and administrative charges from your Account Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider benefit multiplied by the amount of adjustable term insurance benefit in effect at the Monthly Processing Date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender, underwriting type and risk class of the insured person, as well as the length of time since your rider effective date. As a general rule, the current cost of insurance rates for a rider based on guaranteed issue underwriting are higher than those for a rider which is fully underwritten. This means that a healthy individual could pay higher cost of insurance rates for this rider than they would pay for a substantially similar rider if they use guaranteed issue underwriting methods. **See *Underwriting*, page 21.**

Each month we deduct an administrative charge for this rider equal to our current monthly administrative charge rates multiplied by the difference between the amount of your Target Death Benefit and your Stated Death Benefit divided by 1,000. The rates vary based on the insured person's gender and risk class and generally decrease five years after the rider effective date. The rates that apply to you will be set forth in your policy. **See the Rider Fees and Charges tables beginning on page 10 for the minimum and maximum administrative charge rates and the rates for a representative insured person.**

The total charges that you pay may be more or less if you have some coverage under an Adjustable Term Insurance Rider rather than just Stated Death Benefit. Consult with your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider in your particular situation.

If you increase the Target Death Benefit after the rider effective date, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original risk class even though satisfactory new evidence of insurability is required for the increase. Although the maximum cost of insurance rates for this rider are greater than the maximum cost of insurance rates for the Stated Death Benefit, the current rates for this rider are generally lower than current cost of insurance rates for the Stated Death Benefit. **See Cost of Insurance, page 28.**

Not all policy features may apply to the Adjustable Term Insurance Rider. The rider does not contribute to the Account Value or to the Surrender Value. It does not affect investment performance and cannot be used for a loan. The Adjustable Term Insurance Rider provides benefits only at the insured person's death.

This rider will terminate on the earliest of the following dates:
- The date the policy lapses (the expiration date of the policy grace period without our receipt of the required premium payment);
- The date the policy is terminated or surrendered;
- The next Monthly Processing Date after we receive your written notice to cancel the rider; or
- The policy anniversary nearest the insured's 121st birthday.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the following when deciding whether to include coverage under the Adjustable Term Insurance Rider and in what proportion to the total amount of coverage under your policy:

- **Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the Account Value. Accordingly, please be aware that some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Adjustable Term Insurance Rider.
- **Features and Benefits.** Certain features and benefits are limited or unavailable if you have Adjustable Term Insurance Rider coverage.
- **Compensation.** We generally pay more compensation to your agent/registered representative on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. **See *Distribution of the Policy*, page 84.**

With these factors in mind, you should discuss with your agent/registered representative how the use of the Adjustable Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Adjustable Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the Adjustable Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations.

Guaranteed Minimum Accumulation Benefit Rider. The Guaranteed Minimum Accumulation Benefit Rider provides a guarantee that at the end of the guarantee period your Account Value will not be less than the minimum accumulation value, provided:

- Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
- At least 65.00% of your Net Account Value is allocated to one or more of the ING Retirement portfolios.

The guarantee period is 20 years from the Policy Date. The minimum accumulation value is equal to the sum of all premium payments we have received minus all partial withdrawals you have taken and all fees and charges we have deducted from your Account Value (or that may have been waived under the provisions of your policy or another rider), accrued at an annual interest rate that may vary by policy year. That rate is currently 3.00% for all policy years.

At the end of the guarantee period we will compare your Account Value with the minimum accumulation value. If the Account Value is greater, then there will be no adjustment to your Account Value and this rider will terminate without value. If the minimum accumulation value is greater, then we will increase your Account Value by allocating an amount equal to the difference between the Account Value and the minimum accumulation value among the various investment options in which your Account Value is allocated, on a pro rata basis taking into account any outstanding Loan Division Value.

Each month during the guarantee period we deduct a charge for this rider. **See the Rider Fees and Charges tables beginning on page 10.** The amount of this charge will be determined by multiplying the minimum accumulation value by the amount shown in your policy. The current and maximum guaranteed amount of this charge is 0.09583% on a monthly basis (1.15% on an annual basis).

You should consider the following when deciding whether to add the Guaranteed Minimum Accumulation Benefit Rider to your policy:
- You may add this rider only when you apply for the base policy;
- There is currently only one guarantee period available: 20 years;
- The guarantee period is measured from the Policy Date;
- Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 58**);
- This rider may not be available for certain risk classes;
- You may terminate this rider at any time during the guarantee period upon written notice to us; and
- If this rider terminates, it cannot be reinstated.

We will notify you if on any Monthly Processing Date your policy is not sufficiently diversified. This notice will explain the diversification requirement. If you do not sufficiently diversify your policy within 61 days from the Monthly Processing Date on which your policy was not sufficiently diversified, this rider will terminate.

Lifetime Guaranteed Death Benefit Rider. The Lifetime Guaranteed Death Benefit Rider provides a guarantee that your policy and any Adjustable Term Insurance Rider will not lapse during your lifetime provided:
- Your cumulative premium payments minus any partial withdrawals and any outstanding Loan Amount are at least equal to the sum of the guarantee period monthly premium to the next Monthly Processing Date; and
- Your Net Account Value meets one of the following diversification requirements:
  - ▷ Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
  - ▷ At least 65.00% of your Net Account Value is allocated to one or more of the ING Retirement portfolios.

Each month during the guarantee period we deduct a charge for this rider based on a rate that varies depending on the issue age of the insured person. **See the Rider Fees and Charges tables beginning on page 10.** The amount of this charge will be determined by dividing the amount of guaranteed coverage by 1,000 and multiplying the result by the rate set forth in your policy. The amount of guaranteed coverage equals the amount of your Target Death Benefit minus your Account Value.

You should consider the following when deciding whether to add the Lifetime Guaranteed Death Benefit Rider to your policy:

- This rider is available for issue ages 25-75;
- You may add this rider only when you apply for the base policy and the guarantee period begins on the Policy Date;
- The guarantee period annual premium required to keep this rider in effect will be set forth in your policy and will be based on monthly rates that vary according to the insured person's gender, risk class, age, underwriting type and death benefit option selected;
- If your policy benefits change, the guarantee period annual premium for this rider will also change;
- Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 58**);
- This rider covers only your base policy and Adjustable Term Insurance Rider, if any. If your policy and any Adjustable Term Insurance Rider are kept in force because of this rider, coverage under all other riders may terminate;
- This rider may not be available for certain risk classes or underwriting types;
- This rider cannot be added to a policy with Death Benefit Option 3 or the 20-year Guaranteed Death Benefit Rider;
- You may terminate this rider at any time during the guarantee period upon written notice to us;
- A loan may cause the termination of this guarantee because we deduct your outstanding Loan Amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if this rider terminates, your policy will not necessarily lapse (**see Lapse, page 67**).

We will notify you if on any Monthly Processing Date you have not paid enough premium to keep this rider in force or your policy is not sufficiently diversified. This notice will show the amount of premium required to maintain this rider guarantee and, if applicable, explain the diversification requirement. If we do not receive the required premium payment or you do not adequately diversify your policy by the second Monthly Processing Date following the notice, this rider will terminate. If this rider terminates, it cannot be reinstated.

Waiver of Cost of Insurance Rider. If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period we waive the periodic fees and charges and rider charges during the disability period. The insured person must be no less than age 10 and no more than age 55. The cost of this rider is based on rates that vary based on several factors that may include the insured person's attained age. Rates for this rider generally increase each year after the first rider year until age 59 and generally decrease thereafter. **See the Rider Fees and Charges tables beginning on page 10 for the minimum rates, maximum rates and the rates for a representative insured person.**

A policy may contain either the Waiver of Cost of Insurance Rider or the Waiver of Specified Premium Rider, but not both. This rider is not available if your policy is issued based on guaranteed issue underwriting.

Waiver of Specified Premium Rider. If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period we credit a specified premium amount monthly to your policy during the disability period. Subject to our underwriting, you specify this amount on the application for the policy. The insured person must be no less than age 10 and no more than age 55. The minimum coverage under this rider is $25.00 per month. The cost of this rider is based on rates that vary based on several factors that may include the insured person's attained age. Rates for this rider generally increase each year after the first rider year until age 59 and generally decrease thereafter. **See the Rider Fees and Charges tables beginning on page 10 for the minimum rates, maximum rates and the rates for a representative insured person.**

A policy may contain either the Waiver of Specified Premium Rider or the Waiver of Cost of Insurance Rider, but not both.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically.

Accelerated Benefit Rider. Under certain circumstances, the Accelerated Benefit Rider allows you to accelerate payment of a portion of the eligible death benefit that we otherwise would pay upon the insured person's death.

Generally, we will provide an accelerated benefit under this rider if the insured person has one or more of the following:
- A non-correctable illness or physical condition that, with a reasonable degree of medical certainty, will result in the death of the insured person in less than 12 months from the date of receipt of certification by a physician;
- A medical condition that has required or requires extraordinary medical intervention without which the insured person would die. Such conditions may include, but are not limited to:
  - ▷ A major organ transplant; and
  - ▷ Continuous artificial life support.

- A medical condition that usually requires continuous confinement in an eligible institution and in which the insured person is expected to remain for the rest of his or her life; or
- A medical condition that would, in the absence of extensive or extraordinary medical treatment, result in a drastically limited life span. Such conditions may include, but are not limited to:
  - ▷ Coronary artery disease resulting in an acute infarction or requiring surgery;
  - ▷ Permanent neurological deficit resulting from cerebral vascular accident; or
  - ▷ End stage renal failure.

Before we will pay an accelerated benefit under this rider we will require certification by a licensed physician that the insured person meets one or more of these conditions.

The maximum accelerated benefit available under this rider is the lesser of 50.00% of the eligible death benefit that would be payable at the death of the insured person or $1,000,000.00. The minimum available accelerated benefit is $10,000.00.

Consider the following when deciding whether to accelerate the death benefit under this rider:
- Only one accelerated benefit may be paid per policy to which this rider is attached;
- We assess an administrative charge of up to $300.00 when we pay the accelerated benefit **(see the Rider Fees and Charges tables beginning on page 10)**;
- The accelerated benefit will first be used to repay any outstanding Loan Amount. The remainder of the accelerated benefit (less the administrative charge) will be paid to you;
- Accelerating the death benefit will not affect the amount of premium payable on the policy nor the cost of insurance or other charges due under the policy;
- The accelerated benefit requested plus any amounts we pay to keep the policy in force plus interest as described below will be a lien against the policy and any additional term insurance rider benefits that are part of the eligible death benefit. When there is a lien against your policy:
  - ▷ The amount payable at the death of the insured under your policy and any additional term insurance rider benefits that are part of the eligible death benefit will be reduced by the amount of the lien;
  - ▷ Your access to the value of your policy, if any, through surrender, partial withdrawal or loan will be limited to the excess of the value of your policy over the amount of the lien;
  - ▷ You may not make any changes to your policy that would reduce the proceeds payable at death without written permission from us. We reserve the right to require you to repay all or part of the lien before you make any changes to your policy;
  - ▷ Any premiums or other payments required under the terms of the policy will continue to be due and payable and will be based upon the pre-accelerated benefit amount;

▷ Any payments required to keep the policy in force (not including scheduled premiums, minimum monthly premiums or any other amount the payment of which will insure that the policy will not lapse notwithstanding the fact that the policy's Net Account Value is zero or less) that are not paid by you will be paid by us, and the amount of any such payments will be added to the amount of the lien; and

▷ Interest on the amount of the lien accrues daily and is added to the amount of the lien. The maximum interest rate used will not be more than the greater of the current yield on 90 day treasury bills or the current maximum statutory adjustable policy loan interest rate.

• There may be tax consequences to requesting payment under this rider, and you should consult with a qualified tax adviser for further information. **See Accelerated Benefit Rider, page 73.**

Certain conditions, limitations, and restrictions on your receipt of an accelerated benefit payment under this rider are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Overloan Lapse Protection Rider. The Overloan Lapse Protection Rider is a benefit which guarantees that your policy will not lapse even if your Net Account Value is not enough to pay the periodic fees and charges when due. This rider may help you keep your policy in force and avoid tax consequences resulting from your policy lapsing with a loan outstanding. **See *Distributions Other than Death Benefits,* page 71.**

You may exercise this rider by written request if all of the following conditions are met:
• You elected to have your policy meet the requirements of the guideline premium test **(see Death Benefit Qualification Tests, page 36)**;
• At least 15 years have elapsed since your Policy Date;
• You are at least age 75;
• Your outstanding Loan Amount is equal to or greater than the amount of your Stated Death Benefit (or Target Death Benefit, if greater);
• Your outstanding Loan Amount excluding any unearned loan interest does not exceed your Account Value less the transaction charge for this rider **(see Loan Division Value, page 56; see also Loan Interest, page 56)**;
• Exercise of this rider does not cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code **(see Modified Endowment Contracts, page 71);** and
• Exercise of this rider does not cause your policy to violate the statutory premium limits allowed under the guideline premium test **(see Guideline Premium Test, page 37)**.

We will notify you if you meet all of these conditions and explain the consequences of choosing to exercise this rider.

You should consider the following consequences when deciding whether to exercise the Overloan Lapse Protection Rider:

- On the Monthly Processing Date on or next following the date we receive your request to exercise this rider:
  - ▷ We will assess a one time transaction charge. This charge equals 3.50% of your Account Value **(see the Rider Fees and Charges tables beginning on page 10)**;
  - ▷ If Death Benefit Option 2 or 3 is in effect, the death benefit option will automatically be changed to Death Benefit Option 1 **(see Death Benefit Options, page 38)**;
  - ▷ The amount of insurance coverage after exercise of this rider will equal your Account Value (less the transaction charge) multiplied by the appropriate guideline premium test factor described in Appendix A;
  - ▷ Amounts allocated to the Subaccounts of the Separate Account will be transferred to the Guaranteed Interest Division; and
  - ▷ All other benefit riders will be terminated.
- Insurance coverage under your policy will continue in force, subject to the following limitations and restrictions:
  - ▷ We will continue to deduct monthly periodic fees and charges (other than the Mortality and Expense Risk charge which will no longer apply);
  - ▷ You may not make any further premium payments;
  - ▷ Any unpaid loan interest will be added to your Loan Division Value;
  - ▷ You may not make any future transfers from the Guaranteed Interest Division to the Subaccounts of the Separate Account;
  - ▷ You may not add any additional benefits by rider in the future; and
  - ▷ You may not increase or decrease the amount of insurance coverage, change the death benefit option or make any partial withdrawals.

This rider may not be available in all states. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state.

Account Value

Your Account Value equals the sum of your Separate Account, Guaranteed Interest Division and Loan Division values. Your Account Value reflects:

- The Net Premium applied to your policy;
- Any rider benefits applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest credited on amounts allocated to the Guaranteed Interest Division;
- The investment performance of the mutual funds underlying the Subaccounts of the Separate Account; and
- Interest credited on amounts held in the Loan Division.

Your Net Account Value equals the Account Value minus any Loan Amount.

Separate Account Value

Your Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Determining Values in the Subaccounts. The value of the amount invested in each Subaccount is measured by Accumulation Units and Accumulation Unit Values. The value of each Subaccount is the Accumulation Unit Value for that Subaccount multiplied by the number of Accumulation Units you own in that Subaccount. Each Subaccount has a different Accumulation Unit Value.

The Accumulation Unit Value is the value determined on each Valuation Date. The Accumulation Unit Value of each Subaccount varies with the investment performance of its underlying mutual fund. It reflects:
- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A Valuation Date is a date on which a mutual fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each Valuation Date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of Valuation Date as needed in accordance with applicable federal securities laws and regulations.

You purchase Accumulation Units when you allocate premium or make transfers to a Subaccount (including transfers from the Loan Division) and when rider benefits are allocated to a Subaccount.

We redeem Accumulation Units:
- When amounts are transferred from a Subaccount (including transfers to the Loan Division);
- For the monthly deduction of the periodic fees and charges from your Account Value;
- For policy transaction fees (including fund redemption fees, if any);
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the Death Benefit Proceeds.

To calculate the number of Accumulation Units purchased or sold we divide the dollar amount of your transaction by the Accumulation Unit Value for the Subaccount calculated at the close of business on the Valuation Date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our Customer Service Center in good order, so long as the date of receipt is a Valuation Date. We use the Accumulation Unit Value that is next calculated after we receive your premium or transaction request and we use the number of Accumulation Units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your Account Value on the Monthly Processing Date. If your Monthly Processing Date is not a Valuation Date, the monthly deduction is processed on the next Valuation Date.

The value of amounts allocated to the Subaccounts goes up or down depending on investment performance of the corresponding mutual funds. **There is no guaranteed minimum value of amounts invested in the Subaccounts of the Separate Account.**

How We Calculate Accumulation Unit Values. We determine the Accumulation Unit Value for each Subaccount on each Valuation Date.

We generally set the Accumulation Unit Value for a Subaccount at $10.00 when the Subaccount is first opened. After that, the Accumulation Unit Value on any Valuation Date is:
- The Accumulation Unit Value for the preceding Valuation Date; multiplied by
- The Subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date. We reserve the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each Subaccount every Valuation Date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that Valuation Date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous Valuation Date.

Guaranteed Interest Division Value

Your Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus any rider benefits allocated to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or partially withdraw. It may be reduced by fees and charges assessed against your Account Value. **See The Guaranteed Interest Division, page 20.**

Loan Division Value

When you take a loan from your policy we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account and we credit interest to the amount held in the Loan Division. Your Loan Division Value on any Valuation Date is equal to:

- The Loan Division Value on the prior Valuation Date; plus
- Any loan interest credited to the Loan Division during the valuation period; plus
- The amount of any new loan taken during the valuation period; minus
- Any loan repayments, including the repayment of loan interest; plus
- The amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus
- The amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary. **See Loans, page 56.**

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy month, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $100.00 and the maximum amount you may borrow is generally limited to the 90.00% of your Net Account Value.

Your loan request must be directed to our Customer Service Center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each investment option in which your Net Account Value is allocated, including the Guaranteed Interest Division.

If you request an additional loan, we add the new loan to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the Loan Division with interest at an annual rate of 3.00%. Interest that we credit to the Loan Division becomes part of your Loan Division Value until the next policy anniversary when it is transferred to the investment options according to your most recent allocation instructions.

We also charge interest on loans you take. The annual interest rate charged is 3.75% in policy years one through five (the maximum amount that may be charged) and currently 3.00% in all years thereafter (guaranteed not to exceed 3.15%). Loans with this reduced interest rate are called preferred loans. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your outstanding Loan Amount.

Loan Repayment. You may repay your loan at any time. We assume that payments you make, other than scheduled premium payments, are loan repayments. You must tell us if you want unscheduled payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the Loan Division to the Subaccounts and Guaranteed Interest Division in the same proportion as your current premium allocation, unless you tell us otherwise.

Loan Amount. The Loan Amount on any date is equal to:
- Any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus
- New loans; plus
- Accrued but unpaid loan interest; minus
- Loan repayments.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:
- Failure to make loan repayments could cause your policy to lapse;
- A loan may cause the termination of the Guaranteed Death Benefit Riders because we deduct your outstanding Loan Amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the riders in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the Subaccounts and the interest guarantees of the Guaranteed Interest Division;
- Accruing loan interest will change your Account Value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your Account Value;
- If you use the continuation of coverage feature and you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding Loan Amount from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 71.**

Transfers

You currently may make an unlimited number of transfers of your Separate Account Value between the Subaccounts and to the Guaranteed Interest Division. Transfers are subject to any conditions, limits or charges (including fund redemption fees) that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the right to examine period, you may not make transfers until after your right to examine period ends;
- The minimum amount you may transfer is $100.00;
- If the amount remaining in the investment option after a transfer will be less than $100.00, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the Subaccounts or to the Guaranteed Interest Division will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services, who violate our excessive trading policy. **See Limits on Frequent and Disruptive Transfers, page 60.**

One transfer from the Guaranteed Interest Division to the Subaccounts of the Separate Account may be made each policy year, but only within 30 days after the policy anniversary. The minimum amount that may be transferred is the lesser of $100.00 or 100.00% of the Guaranteed Interest Division Value. The maximum amount that may be transferred is the greatest of:

- 25.00% of your Guaranteed Interest Division Value at the time of the first such transfer in a policy year;
- The sum of the amounts transferred and partially withdrawn from the Guaranteed Interest Division during the prior policy year; or
- $100.00.

We reserve the right to liberalize these restrictions on transfers from the Guaranteed Interest Division, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the Valuation Date we receive your request in good order, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000.00 invested in a Subaccount that invests in the ING Limited Maturity Bond Portfolio or the ING Liquid Assets Portfolio (the "source Subaccount"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of Subaccount value from the source Subaccount to one or more of the other Subaccounts. We do not permit transfers to the Guaranteed Interest Division or the Loan Division under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring Account Value is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the Subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the right to examine period, dollar cost averaging begins after the end of your right to examine period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source Subaccount cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:
- The date you specify;
- The date your balance in the source Subaccount reaches a dollar amount you set;
- The date your balance in the source Subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source Subaccount to the other Subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your Separate Account and Guaranteed Interest Division values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your right to examine period if your state requires return of premium during the right to examine period). If you do not request a date, processing is on the last Valuation Date of the calendar quarter in which we receive your request in good order at our Customer Service Center.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source Subaccount for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the Loan Division.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the Valuation Date that we receive it in good order at our Customer Service Center. If you reduce the amount allocated to the Guaranteed Interest Division, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the Guaranteed Interest Division.

If you have a death benefit guarantee and you ask for an automatic rebalancing allocation that does not meet the death benefit guarantee diversification requirements, we will notify you and ask you for revised instructions. If you have a death benefit guarantee and you terminate automatic rebalancing, you still must meet the diversification requirements for the guarantee period to continue. **See Guaranteed Death Benefit Riders, page 41.**

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a mutual fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, partial withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000.00 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding policy owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or Account Value to the fund or all funds within the fund family.

Conversion to a Fixed Policy

During the first two policy years you may permanently convert your policy to a fixed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new fixed benefit policy, we will permanently transfer the amounts you have invested in the Subaccounts of the Separate Account to the Guaranteed Interest Division and allocate all future Net Premium to the Guaranteed Interest Division. After you exercise this right you may not allocate future premium payments or make transfers to the Subaccounts of the Separate Account. We do not charge for this change. Contact our Customer Service Center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year (or the first policy year for "in corridor" policies) you may withdraw part of your policy's Net Account Value. Twelve partial withdrawals are currently allowed each policy year, and a partial withdrawal must be at least $100.00. The maximum partial withdrawal you may take is the amount which leaves $500.00 as your Net Account Value (or for in corridor policies during the first policy year, the amount that would cause your policy to no longer qualify as "in corridor"). If your partial withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the partial withdrawal.

A policy is "in corridor" if:
- Under Death Benefit Option 1, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than the amount of your Stated Death Benefit;
- Under Death Benefit Option 2, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus your Account Value; or
- Under Death Benefit Option 3, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus the sum of your premium payments minus partial withdrawals.

We charge a partial withdrawal fee of $10.00 for each partial withdrawal. **See Partial Withdrawal Fee, page 28.**

Unless you specify a different allocation, we will take partial withdrawals from the Guaranteed Interest Division and the Subaccounts of the Separate Account in the same proportion that your value in each has to your Net Account Value immediately before the partial withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. However, amounts withdrawn from the Guaranteed Interest Division may not exceed the amount of the total partial withdrawal multiplied by the ratio of your Guaranteed Interest Division Value to your Net Account Value immediately before the partial withdrawal.

Effects of a Partial Withdrawal. We will reduce your Account Value by the amount of the partial withdrawal plus the partial withdrawal fee.

A partial withdrawal may also cause the termination of any optional Guaranteed Death Benefit Rider in effect because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the guarantee.

The amount of your Stated Death Benefit is not reduced by the amount of a partial withdrawal when the Base Death Benefit has been increased to qualify your policy as life insurance under the Internal Revenue Code and the amount withdrawn is not greater than that which reduces your Account Value to the level which no longer requires that the Base Death Benefit be increased for Internal Revenue Code purposes. Otherwise, depending upon the death benefit option in effect, a partial withdrawal may reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 1, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of the partial withdrawal.

Under Death Benefit Option 2, a partial withdrawal will not reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 3, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of a partial withdrawal in excess of the total premium we have received from you minus the sum of all your prior partial withdrawals.

If a partial withdrawal reduces the amount of Stated Death Benefit, the Target Death Benefit will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of Target Death Benefit after the partial withdrawal would be less than $50,000.00.

A reduction in the amount of Stated Death Benefit as a result of a partial withdrawal will be pro-rated among the existing coverage Segments, unless state law requires otherwise.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See *Tax Status of the Policy*, page 69.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its Net Surrender Value at any time after the right to examine period while the insured person is alive. Your Net Surrender Value is equal to your Surrender Value minus any Loan Amount. Your Surrender Value is equal to your Account Value plus the surrender value enhancement, if any.

You may take your Net Surrender Value in other than one payment.

We compute your Net Surrender Value as of the Valuation Date we receive your written surrender request in good order and policy at our Customer Service Center. All insurance coverage ends on the date we receive your surrender request and policy.

Surrender Value Enhancement. If you surrender your policy after the right to examine period, you may receive an enhancement to your Account Value. This enhancement is guaranteed only for the first two policy years, but we reserve the right to extend it beyond that time. We currently make the surrender value enhancement available for the first three policy years as provided below. This enhancement is not available if your surrender is made to another insurer that is not an affiliate as part of a Section 1035 exchange. Certain other conditions and restrictions may apply.

The surrender value enhancement is equal to your Account Value multiplied by the applicable percentage from the following table:

| | Enhancement Factor | |
Policy Year	Current	Guaranteed
1	8.00%	5.00%
2	5.00%	2.50%
3	3.00%	0.00%
4+	0.00%	0.00%

Surrender of your policy may have adverse tax consequences. **See *Distributions Other than Death Benefits*, page 71.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any Monthly Processing Date:

- An optional Guaranteed Death Benefit Rider is in effect;
- Your Net Account Value is enough to pay the periodic fees and charges when due; or
- During the continuation of coverage period, your Account Value exceeds your outstanding Loan Amount.

Grace Period. If on a Monthly Processing Date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges, and charges of any optional rider benefits for the next two months. If you send payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments and then we deduct the overdue amounts from your Account Value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining Separate Account and Guaranteed Interest Division values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we pay Death Benefit Proceeds to your beneficiaries with reductions for your outstanding Loan Amount.

During the early policy years your Net Account Value may not be enough to cover the periodic fees and charges due each month, and you may need to pay sufficient premium to keep the death benefit guarantee in force. **See Premium Payments, page 23.**

If your policy lapses, any distribution of Account Value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 71.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and its riders (other than a Guaranteed Death Benefit Rider or the Guaranteed Minimum Accumulation Benefit Rider) by written request any time within five years after it has lapsed and before the insured person reaches age 121. A policy that was surrendered may not be reinstated.

To reinstate the policy and available riders you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the grace period and for at least two months after reinstatement. If you had a loan existing when coverage lapsed, unless directed otherwise we will reinstate it with accrued but unpaid loan interest to the date of lapse. The surrender value enhancement for your reinstated policy will continue to be determined from the Policy Date as if your policy had not lapsed.

When a policy is reinstated, unless otherwise directed by you, we will allocate the Net Premium received to the Subaccounts of the Separate Account and the Guaranteed Interest Division according to the premium allocation instructions in effect at the start of the grace period. Your Account Value on the reinstatement date will equal:

- The Account Value at the end of the grace period; plus
- The Net Premium paid on reinstatement; minus
- Any unpaid fees and charges through the end of the grace period.

A policy that lapses and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. You should consult with a qualified tax adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 71.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. We have written this discussion to support the promotion and marketing of our products, and we do not intend it as tax advice. This summary is not intended to and cannot be used to avoid any tax penalties that may be imposed upon you. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS. We cannot make any guarantee regarding the tax treatment of any policy or policy transaction.

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the Separate Account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits or deductions attributable to the Separate Account will first be used to reduce any income taxes imposed on the Separate Account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the Separate Account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the Separate Account, then we may impose a charge against the Separate Account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 36**. If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 70.** If we return premium in order to bring your policy into compliance with the requirements of Section 7702, it will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated based on your premium allocation in effect.

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our Separate Account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the IRS has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each Subaccount and its corresponding mutual fund must meet certain tests. If these tests are not met your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each Subaccount's corresponding mutual fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations and rulings because a Subaccount's corresponding mutual fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and rulings and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your Account Value. These differences could result in the IRS treating you as the owner of a pro rata share of the Separate Account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the Separate Account assets or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of those taxes and you should consult a qualified tax adviser.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the Account Value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a qualified tax adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract as described below. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:
- All distributions other than death benefits, including distributions upon surrender and partial withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value, determined without regard to any surrender charges, and the investment in the policy;

- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10.00% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to a policy owned by an individual where the distributions are:
  - ▷ Made on or after the date on which the taxpayer attains age 59½;
  - ▷ Attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or
  - ▷ Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

If we discover that your policy has inadvertently become a modified endowment contract, unless you have indicated otherwise, we will assume that you do not want it to be classified as a modified endowment contract and attempt to fix this by refunding any excess premium with related interest. The excess gross premium will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated. based on your premium allocation in effect.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10.00% additional income tax penalty.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser before taking out a loan to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (preferred loans are loans where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a qualified tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly. If your policy has large outstanding policy loans, you may have to choose between high premiums to keep the policy from lapsing and paying significant income tax if you allow the policy to lapse.

Accelerated Benefit Rider

The benefit payments under the Accelerated Benefit Rider are intended to be fully excludable from the gross income of the recipient if the recipient is the insured under the policy or is an individual who has no business or financial connection with the insured. **(See Accelerated Benefit Rider, page 50, for more information about this rider.)** However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Continuation of a Policy

The tax consequences of continuing the policy after an insured person reaches age 100 are unclear. For example, in certain situations it is possible that after an insured person reaches age 100 the IRS could treat you as being in constructive receipt of the Account Value if the Account Value becomes equal to the death benefit. If this happens, an amount equal to the excess of the Account Value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has issued limited guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a qualified tax adviser if you intend to keep the policy in force after an insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment, annuity or qualified long term care contract. We accept Section 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your qualified tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to return or refuse to accept all or part of your premium payments or to change your death benefit. We may reject any policy request, including a partial withdrawal request, if it would cause your policy to fail to qualify as life insurance or would cause us to return premium to you. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes. Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Use in Various Plans and Arrangements

Policy owners may use the policy in various arrangements, including:
- Certain qualified plans;
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance arrangements;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans or arrangements.

The tax consequences of these arrangements may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

Congress has enacted rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20.00% owner, or an officer, director or employee of a trade or business.) In addition, in certain instances a portion of the death benefit payable under an employer-owned policy may be taxable. As another example, special rules apply if a business is subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. However, if you reside in the U.S., we generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

Life Insurance Purchases by Non-Resident Aliens

If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30.00% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult a qualified tax adviser before purchasing a policy.

Ownership and Beneficiary Designations

Ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of these taxes and you should consult a qualified tax adviser.

Same-Sex Relationships

Currently, section 3 of the federal Defense of Marriage Act does not recognize same-sex relationships for purposes of federal law. Therefore, benefits afforded by federal tax law to an opposite-sex spouse under the Internal Revenue Code, such as the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Internal Revenue Code section 401(a)(9), are currently NOT available to persons in a same-sex relationship. Persons in a same-sex relationship who are considering the purchase of a policy should consult a qualified tax adviser.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Account Value or the Net Account Value. You should consult a qualified tax adviser for guidance as to the appropriate methodology for determining the fair market value of your policy.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the Policy Date. On the Policy Date, the insured person can generally be no more than age 85 (age 70 for guaranteed issue policies).

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay Death Benefit Proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our Customer Service Center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the Death Benefit Proceeds. Other surviving beneficiaries receive Death Benefit Proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the Death Benefit Proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the Death Benefit Proceeds to you or to your estate, as owner. If a beneficiary is a minor, the Death Benefit Proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries during the insured person's lifetime. We pay Death Benefit Proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See *Other Tax Matters*, page 73.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See *Other Tax Matters*, page 73.**

Incontestability

After your policy has been in force during the lifetime of the insured person for two years from the date of issue, we will not contest its validity except for nonpayment of premium. Likewise, after your policy has been in force during the lifetime of the insured person for two years from the effective date of any new coverage segment or benefit or from the date of reinstatement, we will not contest its validity except for nonpayment of premium.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount that would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your Account Value on the last Monthly Processing Date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane) within two years of the date of issue, unless otherwise required by law, we limit Death Benefit Proceeds to:
- The total premium we receive to the time of death; minus
- Any outstanding Loan Amount; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage Segment or other increase if the insured person commits suicide (while sane or insane) within two years of the effective date of a new coverage Segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges that were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 67. See also Premium Payments Affect Your Coverage, page 24.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death Benefit Proceeds;
- Surrender Value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the Subaccounts or to determine the value of a Subaccount's assets; and
- A governmental body with jurisdiction over the Separate Account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the Subaccounts as of the Valuation Date of our receipt of your request at our Customer Service Center.

We determine the death benefit as of the date of the insured person's death. The Death Benefit Proceeds are not affected by subsequent changes in the value of the Subaccounts.

Unless the beneficiary elects otherwise, death benefit proceeds generally will be paid into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access the entire death benefit proceeds at any time through the draftbook without penalty. Interest credited on this account may be less than could be earned if the lump-sum payment was invested outside of the policy. Additionally, interest credited on this account may be less than interest paid under other settlement options available through the policy, and we seek to earn a profit on this account.

At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the retained asset account draftbook feature by notifying us at the ING Customer Service Center address listed on page 2 of this prospectus.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges may be provided to you and your agent/registered representative and his/her assistant. You may request such privileges for yourself and you may authorize us to grant such privileges to your agent/registered representative and his/her assistant by making the appropriate election(s) on your application or by contacting our Customer Service Center.

Telephone privileges allow you or your agent/registered representative and his/her assistant to call our Customer Service Center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs; and
- Request a loan.

Our Customer Service Center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we reasonably believe telephone instructions to be genuine, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 60.**

You may revoke these privileges at any time by writing to our Customer Service Center.

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent/registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request in writing.

Non-participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the Subaccounts and funds. Past performance is not indicative of future performance of the Subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain Subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the Net Surrender Value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the Death Benefit Proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the Subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. The declared interest rate will never be less than 3.00%, and any declared interest rate will be in effect for at least 12 months. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20.00 and the total proceeds must be at least $2,000.00.

The following settlement options are available:

- **Settlement Option I:** Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year for a designated period that may be 5 to 30 years. The installment dollar amounts will be equal except for any excess interest as described below.
- **Settlement Option II:** Life Income with Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year throughout the payee's lifetime or, if longer, for a period of 5, 10, 15 or 20 years. The installment dollar amounts will be equal except for any excess interest as described below.
- **Settlement Option III:** Hold at Interest. You may leave amounts on deposit with us that we will pay on the death of the payee, or at any earlier date you select. Interest on any unpaid balance will be at the rate declared by us or at any higher rate required by law. You select whether interest will be left on deposit with us and accumulated or paid to you in monthly, quarterly, semi-annual or annual payments each year. You may not leave any amount on deposit for more than 30 years.
- **Settlement Option IV:** Payouts of a Designated Amount. Based on your selection, we will pay a designated amount in annual, semi-annual, quarterly or monthly equal installments per year until the proceeds, together with interest at the rate declared by us or at any higher rate required by law, are exhausted.
- **Settlement Option V:** Other. Settlement may be made in any other manner as agreed in writing between you (or the beneficiary) and us.

If none of these settlement options have been elected, your Surrender Value or the Death Benefit Proceeds will be paid in one lump-sum payment.

Unless the beneficiary elects otherwise, death benefit proceeds generally will be paid into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access the entire death benefit proceeds at any time through the draftbook without penalty. Interest credited on this account may be less than could be earned if the lump-sum payment was invested outside of the policy. Additionally, interest credited on this account may be less than interest paid under other settlement options available through the policy, and we seek to earn a profit on this account.

At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the retained asset account draftbook feature by notifying us at the ING Customer Service Center address listed on page 2 of this prospectus. **See Transaction Processing, page 79.**

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, Account and Surrender Values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the mutual funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your Account Value will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. Unless prohibited under state law, we may assess a charge not to exceed $25.00 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 28.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our Customer Service Center toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policy

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with ING America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. ING America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of FINRA. Its principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2010, 2009 and 2008, the aggregate amount of underwriting commissions we paid to ING America Equities, Inc. was $34,106,441.00, $23,513,844.00 and $38,268,742.00, respectively.

ING America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy and part of that payment goes to your agent/registered representative.

The following affiliated broker-dealers have entered into agreements with ING America Equities, Inc. for the sale of our variable life products:
- ING Financial Advisers, LLC; and
- ING Financial Partners, Inc.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions which may include a portion for wholesaling or supplemental commissions. However categorized, commissions paid will not exceed the total of the percentages shown below.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average Net Account Value. The percentages we pay may vary depending on the particular payment option selected. The option with the largest first year commission percentage up to the target premium amount pays up to 25.00% of premium received up to target premium and 1.50% of premium received in excess of target premium in the first segment year, up to 7.00% of premium received up to target premium and 3.50% of premium received in excess of target premium in segment years two through five, 3.00% of total premium received in segment years six and later (renewal commission) and 0.00% of the average Net Account Value (trail commission). Commission percentages may differ if a lower first year option is selected.

Supplemental or wholesaling commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of such commissions that we pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental commissions that we may pay is 14.35%.

Generally, the commissions paid on premiums for Stated Death Benefit coverage under the policy are greater than those paid on premiums for coverage under the Adjustable Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the appropriate usage of the Adjustable Term Insurance Rider coverage for your particular situation.

In addition to the sales compensation described above, ING America Equities, Inc. or the company, as appropriate, may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of the policy; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2010, received the most, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received:

- NFP Securities, Inc.;
- ING Financial Partners, Inc.;
- LPL Financial Corporation;
- Centaurus Financial, Inc.;
- Multi-Financial Securities Corporation;
- National Planning Corporation;
- SII Investments Inc.;
- Papalia Securities, Inc.;
- J.P. Turner & Company, LLC;
- Raymond James Financial Services, Inc.;
- Royal Alliance Associates Inc.;
- Commonwealth Financial Network® Inc.;
- The Leaders Group, Inc.;
- ING Financial Partners Inc.;
- First Heartland Capital, Inc.;
- Capital Analysts Inc.;
- PlanMember Securities Corporation;
- USA Financial Securities® Corporation;
- SagePoint Financial, Inc.;
- AXA Advisors, LLC;
- Net Financial Group, Inc.;
- Securities America, Inc.;
- UBS Financial Services, Inc.;
- Wells Fargo Advisors, LLC; and
- First Allied Securities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

Legal Proceedings

We are not aware of any pending legal proceedings that involve the Separate Account as a party.

The company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the company's operations or financial position.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING America Equities, Inc. is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the policy.

Financial Statements

Financial statements of the Separate Account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	48	1.97	56	1.46	64	1.22	72	1.11
41	2.43	49	1.91	57	1.42	65	1.20	73	1.09
42	2.36	50	1.85	58	1.38	66	1.19	74	1.07
43	2.29	51	1.78	59	1.34	67	1.18	75 – 90	1.05
44	2.22	52	1.71	60	1.30	68	1.17	91	1.04
45	2.15	53	1.64	61	1.28	69	1.16	92	1.03
46	2.09	54	1.57	62	1.26	70	1.15	93	1.02
47	2.03	55	1.50	63	1.24	71	1.13	94	1.01
								95 +	1.00

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary depending on the age and gender of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the Account Value plus the surrender value enhancement, if any, does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the Guaranteed Interest Division of the policy and the 2001 Commissioner's Standard Ordinary Mortality Table and will vary according to the age and gender of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age and gender.

APPENDIX B

List of Fund Name Changes

Effective April 29, 2011, certain of the funds available through Security Life Separate Account L1 will change their names as follows:

Former Fund Name	Current Fund Name
ING Columbia Small Cap Value Portfolio	ING Columbia Small Cap Value II Portfolio
ING Van Kampen Comstock Portfolio	ING Invesco Van Kampen Comstock Portfolio
ING Van Kampen Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio
ING Van Kampen Growth and Income Portfolio	ING Invesco Van Kampen Growth and Income Portfolio
ING Wells Fargo Health Care Portfolio	ING BlackRock Health Sciences Opportunities Portfolio

Funds Available Through the Separate Account

The following chart lists the mutual funds that are currently available through the Subaccounts of the Separate Account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Account Value to the Subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds® – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks growth of capital by investing primarily in common stocks.
American Funds® – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks capital growth over time and income by investing primarily in U.S. common stocks or other securities that demonstrate the potential for appreciation and/or dividends.
American Funds® – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
BlackRock Global Allocation V.I. Fund (Class III)	Investment Adviser: BlackRock Advisors, LLC Subadvisers: BlackRock Investment Management, LLC; BlackRock International Limited	Seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Contrafund® Portfolio (Service Class)	<u>Investment Adviser:</u> Fidelity Management & Research Company <u>Subadvisers</u>: FMR Co., Inc. and other affiliates of Fidelity Management & Research Company	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Service Class)	<u>Investment Adviser:</u> Fidelity Management & Research Company <u>Subadvisers</u>: FMR Co., Inc. and other affiliates of Fidelity Management & Research Company	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
ING Artio Foreign Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Artio Global Management, LLC	Seeks long-term growth of capital.
ING Blackrock Health Sciences Opportunities Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> BlackRock Advisors, LLC	Seeks long-term capital growth.
ING BlackRock Large Cap Growth Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio (Class S)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Clarion Real Estate Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING DFA Global Allocation Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Dimensional Fund Advisors LP	Seeks high level of total return, consisting of capital appreciation and income.
ING DFA World Equity Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Franklin Templeton Founding Strategy Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING Global Resources Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Invesco Van Kampen Growth and Income Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks long-term capital growth.
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Total Return Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks total return.
ING Marsico Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation.
ING PIMCO Total Return Bond Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Pioneer Fund Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Asset Allocation Consultants</u>: Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Asset Allocation Consultants</u>: Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Asset Allocation Consultants</u>: Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be less than that of ING Retirement Moderate Growth Portfolio.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price International Stock Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Stock Index Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks total return.
ING Baron Small Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value II Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Columbia Management Investment Advisors, LLC	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Global Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Invesco Van Kampen Comstock Portfolio (Class I)	Investment Adviser: Directed Services LLC <u>Subadviser</u>: Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Van Kampen Equity and Income Portfolio (Class I)	Investment Adviser: Directed Services LLC <u>Subadviser</u>: Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING JPMorgan Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services LLC <u>Subadviser</u>: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Oppenheimer Global Portfolio (Class I)	Investment Adviser: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Pioneer High Yield Portfolio (Class I)	Investment Adviser: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Growth and Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the S&P 500® Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING International Index Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted international index.
ING Russell™ Large Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Russell™ Large Cap Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Russell™ Mid Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	A *non-diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.
ING Russell™ Small Cap Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING Small Company Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING U.S. Bond Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index.
ING SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
M Business Opportunity Value Fund*	Investment Adviser: M Financial Investment Advisers, Inc. Subadviser: Iridian Asset Management LLC	Seeks to provide long-term capital appreciation.
M Capital Appreciation Fund*	Investment Adviser: M Financial Investment Advisers, Inc. Subadviser: Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.
M International Equity Fund*	Investment Adviser: M Financial Investment Advisers, Inc. Subadviser: Brandes Investment Partners, L.P.	Seeks to provide long-term capital appreciation.
M Large Cap Growth Fund*	Investment Adviser: M Financial Investment Advisers, Inc. Subadviser: DSM Capital Partners LLC	Seeks to provide long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	Investment Adviser: Neuberger Berman Management LLC Subadviser: Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy.

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[*] This fund is only available through broker/dealers associated with the M Financial Group.

APPENDIX C

Glossary of Important Terms

This glossary identifies some of the important terms that we have used throughout this prospectus and that have special meaning. See also the **Terms to Understand** section on page 2 of the prospectus, which provides page references to where many of the terms are defined and discussed more fully.

Account Value: The Account Value is equal to the value of: (1) amounts allocated to the Subaccounts of the Separate Account; plus (2) amounts allocated to the Guaranteed Interest Division; plus (3) any amounts set aside in the Loan Division.

Accumulation Unit: An Accumulation Unit is a unit of measurement used to calculate the Account Value in each Subaccount of the Separate Account.

Accumulation Unit Value: The Accumulation Unit Value of a Subaccount of the Separate Account is determined as of each Valuation Date. We use an Accumulation Unit Value to measure the experience of each Subaccount of the Separate Account during a valuation period. The Accumulation Unit Value for a Valuation Date equals the Accumulation Unit Value for the preceding Valuation Date multiplied by the accumulation experience factor for the valuation period ending on the Valuation Date.

Age: Age is the age of the insured person on his or her birthday nearest the Policy Date. We issue your policy at the age shown in your Schedule.

Attained Age: Attained age is the insured person's age as of the Policy Date plus the number of completed policy years.

Base Death Benefit: The Base Death Benefit is the death benefit of your policy and does not include any additional death benefit provided by riders attached to your policy, if any. We calculate the Base Death Benefit according to one of three death benefit options.

Death Benefit Proceeds: Death Benefit Proceeds equals: (1) the Total Death Benefit in effect on the date of the Insured's death; plus (2) any amounts payable under any riders attached to the policy other than the Adjustable Term Insurance Rider; minus (3) any outstanding Loan Amount; minus (e) any outstanding fees and charges incurred before the insured person's death; and minus (e) any outstanding accelerated benefit lien including accrued lien interest.

General Account: The general account holds all of our assets other than those held in the Separate Account or our other separate accounts. The Guaranteed Interest Division is a part of the general account and provides guarantees of principal and interest. The Loan Division is also part of the general account.

Grace Period: The grace period is the 61 day period after which your policy will lapse unless you make a required premium payment. The grace period will begin on a Monthly Processing Date if on that date the Net Account Value is zero or less.

Guaranteed Interest Division: The Guaranteed Interest Division is another investment option to which you may allocate all or part of the Account Value. The value of the Guaranteed Interest Division is equal to amounts allocated to this division plus any credited interest minus deductions taken from this division.

Guaranteed Interest Division Value: The Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

Initial Period: The initial period begins on the Investment Date and ends on the date we mail your policy to you plus five days and plus the right to examine period.

Insured Person: The insured person is the person whose life is insured by your policy. The insured person may or may not be the owner of your policy.

Investment Date: The Investment Date is the first date on which we allocate the Net Premium payment to your policy. We will allocate the initial Net Premium to your policy at the end of the valuation period during which all of the following requirements are satisfied: (1) we receive the amount of premium required for coverage to begin under your policy; (2) we have approved your policy for issue; and (3) we have received all completed issue requirements at our Customer Service Center.

Loan Amount: The Loan Amount equals: (1) any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus (2) new loans; plus (3) accrued but unpaid loan interest; minus (e) loan repayments.

Loan Division: The Loan Division is the part of the general account in which funds are set aside to secure payment of any Loan Amount.

Loan Division Value: The Loan Division value is determined as of each Valuation Date. The Loan Division Value for a Valuation Date equals (1) the Loan Division Value on the prior Valuation Date; plus (2) any loan interest credited to the Loan Division during the valuation period; plus (3) the amount of any new loan taken during the valuation period; minus (4) any loan repayments, including the repayment of loan interest; plus (5) the amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus (6) the amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary.

Monthly Deduction: The monthly deduction is equal to the monthly cost of insurance charge, policy charge, administrative charge and mortality and expense risk charge for your policy and the monthly charges, if any, for additional benefits provided by your riders.

Monthly Processing Date: The Monthly Processing Date is the date each month on which the monthly deduction from the Account Value is due. The first Monthly Processing Date is the Policy Date or the Investment Date, if later. Subsequent Monthly Processing Dates are the same calendar day of each month as the Policy Date. If that date is not a Valuation Date, the Monthly Processing Date will be the next Valuation Date.

Net Account Value: The Net Account Value is equal to: (1) the Account Value; minus (2) any Loan Amount.

Net Premium: Net Premium equals: (1) the premium received; minus (2) the premium expense charge. We deduct this charge from each premium before allocating the premium to the Account Value.

Net Surrender Value: The Net Surrender Value equals: (1) the Surrender Value; minus (2) any Loan Amount.

Policy Date: The Policy Date is the date from which we measure policy years, policy months and policy anniversaries, and it determines the Monthly Processing Date. It is the date coverage under the policy begins.

Right to Examine Period: The right to examine period is the number of days after delivery of your policy during which you have the right to examine your policy and return it for a refund.

Scheduled Premium: Scheduled premium is the amount that you indicate on your application as the amount you intend to pay at fixed intervals over a certain period. You may specify the interval as monthly, quarterly, semiannually or annually.

Segment: A Segment is a piece of death benefit coverage. Each increase in the Stated Death Benefit (other than due to a death benefit option change) will create a new Segment.

Separate Account: The Separate Account is an account established by us, pursuant to the laws of the State of Colorado, to separate the assets funding the benefits for the class of policies to which this policy belongs from our other assets. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940.

Separate Account Value: The Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Stated Death Benefit: The Stated Death Benefit is the sum of the Segments under your policy. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.

Subaccounts: We divide the Separate Account into Subaccounts, each of which invests in a corresponding underlying mutual fund. The current eligible Subaccounts are shown in this prospectus. From time to time, we may add additional Subaccounts. If we do, we may allow you to choose from these other Subaccounts subject to the terms and conditions we may impose on your premium allocations.

Surrender Value: Surrender Value is equal to: (1) the Account Value, plus (2) the surrender value enhancement, if any.

Target Death Benefit: The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and it may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.

Target Premium: Target premium for each Segment of Stated Death Benefit is actuarially determined based on the age and gender of the insured person. The target premium is used to determine your premium expense charge and the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force.

Total Death Benefit: The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term Insurance Rider, if any.

Valuation Date: A Valuation Date is each date on which the Accumulation Unit Value of the Subaccounts of the Separate Account and the net asset value of the shares of the corresponding mutual funds are determined. Currently, these values are determined after the close of business of the New York Stock Exchange ("NYSE") on any normal business day, Monday through Friday, when the NYSE is open for trading.

Valuation Period: A valuation period is the period that begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the Separate Account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** – The SAI contains more specific information about the Separate Account and the policy, as well as the financial statements of the Separate Account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** – A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, Account Value and Surrender Value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25.00 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 28.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050
www.ingservicecenter.com

If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. Additional information about us, the Separate Account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-149870.

1940 Act File No. 811-08292
1933 Act file No. 333-149870

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION


SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY


Statement of Additional Information Dated April 29, 2011

ING VUL-ECV
A Flexible Premium Adjustable Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING VUL-ECV prospectus dated April 29, 2011. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting the Security Life of Denver Insurance Company's Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's website at ww.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We established the Security Life Separate Account L1 (the "Separate Account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available Subaccounts of the Separate Account. Each Subaccount invests in shares of a corresponding mutual fund at net asset value. We may make additions to, deletions from or substitutions of available mutual funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the mutual funds or affiliates of the mutual funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the Separate Account. As custodian, the company holds cash balances for the Separate Account pending investment in the mutual funds or distribution. The mutual funds in whose shares the assets of the Subaccounts of the Separate Account are invested each have custodians, as discussed in the respective mutual fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the Subaccounts of the Separate Account and the mutual funds available for investment through the Subaccounts of the Separate Account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S TAX, SALES, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the Subaccounts of the Separate Account and the corresponding mutual funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the mutual fund has been in existence for these periods) and since the inception date of the mutual fund (if the mutual fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a Subaccount commenced operation. We will calculate such performance information based on the assumption that the Subaccounts were in existence for the same periods as those indicated for the mutual funds, with the level of charges at the Separate Account level that were in effect at the inception of the Subaccounts. Performance information will be specific to the class of mutual fund shares offered through the policy, however, for periods prior to the date a class of mutual fund shares commenced operations, performance information may be based on a different class of shares of the same mutual fund. In this case, performance for the periods prior to the date a class of mutual fund shares commenced operations will be adjusted by the mutual fund fees and expenses associated with the class of mutual fund shares offered through the policy.

We may compare performance of the Subaccounts and/or the mutual funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the Subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each Subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each Subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and Separate Account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the mutual funds of 0.00% and other percentages not to exceed 12.00% or on the actual historical experience of the mutual funds as if the Subaccounts had been in existence and a policy issued for the same periods as those indicated for the mutual funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

EXPERTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2010, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of Security Life of Denver Insurance Company as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Separate Account reflect the operations of the Separate Account as of and for the year ended December 31, 2010, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the Company as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the Company should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. The statutory basis financial statements of the Company as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Colorado Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Security Life of Denver Insurance Company
Security Life Separate Account L1
Year ended December 31, 2010
with Report of Independent Registered Public Accounting Firm

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SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Financial Statements
Year ended December 31, 2010

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") as of December 31, 2010, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth-Income Fund - Class 2
  American Funds Insurance Series® International Fund - Class 2
BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING Artio Foreign Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Value Portfolio - Institutional Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING DFA Global Allocation Portfolio - Institutional Class
  ING DFA World Equity Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
  ING Franklin Templeton Founding Strategy Portfolio - Institutional Class
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Growth and Income Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class

ING Investors Trust (continued):
  ING PIMCO Total Return Bond Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Retirement Growth Portfolio - Institutional Class
  ING Retirement Moderate Growth Portfolio - Institutional Class
  ING Retirement Moderate Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
  ING U.S. Stock Index Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo HealthCare Portfolio - Institutional Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Initial Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Columbia Small Cap Value Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
   ING International Index Portfolio - Class S
   ING Opportunistic Large Cap Portfolio - Class I
   ING Russell^{TM} Large Cap Growth Index Portfolio - Class I
   ING Russell^{TM} Large Cap Index Portfolio - Class I
   ING Russell^{TM} Large Cap Value Index Portfolio - Class I
   ING Russell^{TM} Mid Cap Growth Index Portfolio - Class I
   ING Russell^{TM} Small Cap Index Portfolio - Class I
   ING Small Company Portfolio - Class S
   ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
   ING MidCap Opportunities Portfolio - Class I
   ING SmallCap Opportunities Portfolio - Class I

Invesco Variable Insurance Funds:
   Invesco V.I. Core Equity Fund - Series I Shares
M Fund, Inc.:
   M Business Opportunity Value Fund
   M Capital Appreciation Fund
   M International Equity Fund
   M Large Cap Growth Fund
Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Socially Responsive Portfolio® -
    Class I
Van Eck VIP Trust:
   Van Eck VIP Global Hard Assets Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2010, by correspondence with the transfer agents or custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Security Life of Denver Insurance Company Security Life Separate Account L1 at December 31, 2010, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 11, 2011

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III	Fidelity® VIP Equity-Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 53,940	$ 26,750	$ 47,770	$ 14,033	$ 4,081
Total assets	53,940	26,750	47,770	14,033	4,081
Net assets	$ 53,940	$ 26,750	$ 47,770	$ 14,033	$ 4,081
Total number of mutual fund shares	992,634	781,007	2,656,844	968,478	215,261
Cost of mutual fund shares	$ 53,829	$ 28,482	$ 49,878	$ 13,042	$ 3,587

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class		Fidelity® VIP Investment Grade Bond Portfolio - Initial Class		ING Balanced Portfolio - Class I		ING Intermediate Bond Portfolio - Class I		ING Artio Foreign Portfolio - Institutional Class	
Assets										
Investments in mutual funds at fair value	$	21,104	$	399	$	9,474	$	38,121	$	16,750
Total assets		21,104		399		9,474		38,121		16,750
Net assets	$	21,104	$	399	$	9,474	$	38,121	$	16,750
Total number of mutual fund shares		886,364		31,063		818,849		3,158,346		1,434,072
Cost of mutual fund shares	$	18,217	$	378	$	9,957	$	37,898	$	17,799

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Value Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING DFA Global Allocation Portfolio - Institutional Class	ING DFA World Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 2,254	$ 5,960	$ 10,465	$ 483	$ 334
Total assets	2,254	5,960	10,465	483	334
Net assets	$ 2,254	$ 5,960	$ 10,465	$ 483	$ 334
Total number of mutual fund shares	229,990	564,440	1,078,908	46,090	38,623
Cost of mutual fund shares	$ 1,881	$ 6,816	$ 9,485	$ 484	$ 303

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 22,228	$ 692	$ 24,638	$ 39,420	$ 27,719
Total assets	22,228	692	24,638	39,420	27,719
Net assets	$ 22,228	$ 692	$ 24,638	$ 39,420	$ 27,719
Total number of mutual fund shares	1,458,551	82,227	1,136,945	1,719,874	2,095,138
Cost of mutual fund shares	$ 18,566	$ 632	$ 19,417	$ 33,218	$ 26,353

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 24,199	$ 27,718	$ 57,949	$ 36,858	$ 154
Total assets	24,199	27,718	57,949	36,858	154
Net assets	$ 24,199	$ 27,718	$ 57,949	$ 36,858	$ 154
Total number of mutual fund shares	1,823,607	2,678,053	57,949,469	36,857,890	17,124
Cost of mutual fund shares	$ 16,662	$ 28,143	$ 57,949	$ 36,858	$ 188

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 7,271	$ 10,153	$ 5,158	$ 9,086	$ 40,631
Total assets	7,271	10,153	5,158	9,086	40,631
Net assets	$ 7,271	$ 10,153	$ 5,158	$ 9,086	$ 40,631
Total number of mutual fund shares	420,531	867,806	344,344	683,156	3,327,715
Cost of mutual fund shares	$ 6,050	$ 8,186	$ 4,631	$ 7,320	$ 40,907

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Retirement Growth Portfolio - Institutional Class	ING Retirement Moderate Growth Portfolio - Institutional Class	ING Retirement Moderate Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 2,129	$ 7,460	$ 26,416	$ 14,727	$ 8,571
Total assets	2,129	7,460	26,416	14,727	8,571
Net assets	$ 2,129	$ 7,460	$ 26,416	$ 14,727	$ 8,571
Total number of mutual fund shares	190,738	679,442	2,513,436	1,384,081	788,515
Cost of mutual fund shares	$ 1,595	$ 6,130	$ 23,333	$ 13,161	$ 7,850

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 54,007	$ 21,486	$ 135,066	$ 8,169	$ 2,714
Total assets	54,007	21,486	135,066	8,169	2,714
Net assets	$ 54,007	$ 21,486	$ 135,066	$ 8,169	$ 2,714
Total number of mutual fund shares	2,384,403	1,825,513	12,368,636	376,439	244,712
Cost of mutual fund shares	$ 50,589	$ 20,103	$ 132,293	$ 7,447	$ 2,474

The accompanying notes are an integral part of these financial statements.

10

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Initial Class		ING Baron Small Cap Growth Portfolio - Initial Class		ING Columbia Small Cap Value Portfolio - Initial Class		ING JPMorgan Mid Cap Value Portfolio - Initial Class		ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	
Assets										
Investments in mutual funds at fair value	$	245	$	14,740	$	7,000	$	12,599	$	94
Total assets		245		14,740		7,000		12,599		94
Net assets	$	245	$	14,740	$	7,000	$	12,599	$	94
Total number of mutual fund shares		20,581		760,949		670,488		903,189		1,934
Cost of mutual fund shares	$	226	$	11,900	$	5,340	$	10,315	$	89

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class		ING Oppenheimer Global Strategic Income Portfolio - Service Class		ING PIMCO Total Return Portfolio - Initial Class		ING Pioneer High Yield Portfolio - Initial Class		ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	
Assets										
Investments in mutual funds at fair value	$	15,468	$	16,888	$	12,592	$	24,558	$	36,658
Total assets		15,468		16,888		12,592		24,558		36,658
Net assets	$	15,468	$	16,888	$	12,592	$	24,558	$	36,658
Total number of mutual fund shares		1,114,444		1,436,064		1,036,396		2,184,914		4,262,525
Cost of mutual fund shares	$	13,478	$	14,649	$	12,091	$	21,618	$	31,239

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 2,793	$ 6,651	$ 1,855	$ 91	$ 350
Total assets	2,793	6,651	1,855	91	350
Net assets	$ 2,793	$ 6,651	$ 1,855	$ 91	$ 350
Total number of mutual fund shares	308,298	652,684	54,202	8,718	34,137
Cost of mutual fund shares	$ 2,453	$ 5,516	$ 1,818	$ 108	$ 359

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,280	$ 5,248	$ 12,746	$ 9,922	$ 10,406
Total assets	1,280	5,248	12,746	9,922	10,406
Net assets	$ 1,280	$ 5,248	$ 12,746	$ 9,922	$ 10,406
Total number of mutual fund shares	124,120	239,217	917,631	639,695	740,104
Cost of mutual fund shares	$ 1,476	$ 4,337	$ 13,100	$ 7,878	$ 8,986

The accompanying notes are an integral part of these financial statements.

14

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING International Index Portfolio - Class S		ING Russell™ Large Cap Growth Index Portfolio - Class I		ING Russell™ Large Cap Index Portfolio - Class I		ING Russell™ Large Cap Value Index Portfolio - Class I		ING Russell™ Mid Cap Growth Index Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	20,857	$	37,997	$	1,636	$	4,708	$	2,908
Total assets		20,857		37,997		1,636		4,708		2,908
Net assets	$	20,857	$	37,997	$	1,636	$	4,708	$	2,908
Total number of mutual fund shares		2,456,651		2,640,498		169,030		373,679		177,522
Cost of mutual fund shares	$	18,530	$	29,699	$	1,462	$	4,172	$	2,477

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,542	$ 11,560	$ 3,454	$ 2,914	$ 6,904
Total assets	1,542	11,560	3,454	2,914	6,904
Net assets	$ 1,542	$ 11,560	$ 3,454	$ 2,914	$ 6,904
Total number of mutual fund shares	124,940	639,049	321,603	249,232	324,457
Cost of mutual fund shares	$ 1,363	$ 9,322	$ 3,425	$ 2,452	$ 5,734

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	M Business Opportunity Value Fund	M Capital Appreciation Fund	M International Equity Fund	M Large Cap Growth Fund
Assets					
Investments in mutual funds at fair value	$ 7,792	$ 2,417	$ 7,482	$ 12,881	$ 2,002
Total assets	7,792	2,417	7,482	12,881	2,002
Net assets	$ 7,792	$ 2,417	$ 7,482	$ 12,881	$ 2,002
Total number of mutual fund shares	288,288	234,650	288,428	1,099,036	123,348
Cost of mutual fund shares	$ 7,185	$ 2,165	$ 6,191	$ 15,532	$ 1,513

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck VIP Global Hard Assets Fund
Assets		
Investments in mutual funds		
at fair value	$ 859	$ 7,483
Total assets	859	7,483
Net assets	$ 859	$ 7,483
Total number of mutual fund shares	57,793	198,651
Cost of mutual fund shares	$ 732	$ 5,999

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III	Fidelity® VIP Equity-Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 355	$ 368	$ 912	$ 148	$ 66
Total investment income	355	368	912	148	66
Expenses:					
Mortality, expense risk and other charges	150	77	151	19	11
Total expenses	150	77	151	19	11
Net investment income (loss)	205	291	761	129	55
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,910)	(693)	(2,596)	80	(351)
Capital gains distributions	-	-	-	80	-
Total realized gain (loss) on investments and capital gains distributions	(2,910)	(693)	(2,596)	160	(351)
Net unrealized appreciation (depreciation) of investments	10,899	3,089	4,715	923	815
Net realized and unrealized gain (loss) on investments	7,989	2,396	2,119	1,083	464
Net increase (decrease) in net assets resulting from operations	$ 8,194	$ 2,687	$ 2,880	$ 1,212	$ 519

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I	ING Artio Foreign Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 214	$ 14	$ 304	$ 1,875	$ -
Total investment income	214	14	304	1,875	-
Expenses:					
Mortality, expense risk and other charges	62	2	64	140	47
Total expenses	62	2	64	140	47
Net investment income (loss)	152	12	240	1,735	(47)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,663)	2	(1,009)	(406)	(2,505)
Capital gains distributions	9	4	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,654)	6	(1,009)	(406)	(2,505)
Net unrealized appreciation (depreciation) of investments	4,531	12	2,069	2,133	3,559
Net realized and unrealized gain (loss) on investments	2,877	18	1,060	1,727	1,054
Net increase (decrease) in net assets resulting from operations	$ 3,029	$ 30	$ 1,300	$ 3,462	$ 1,007

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Value Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING DFA Global Allocation Portfolio - Institutional Class	ING DFA World Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 10	$ 99	$ 1,093	$ 9	$ 4
Total investment income	10	99	1,093	9	4
Expenses:					
Mortality, expense risk and other charges	9	43	49	-	3
Total expenses	9	43	49	-	3
Net investment income (loss)	1	56	1,044	9	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(208)	(261)	(665)	4	364
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(208)	(261)	(665)	4	364
Net unrealized appreciation (depreciation) of investments	467	774	1,441	(1)	13
Net realized and unrealized gain (loss) on investments	259	513	776	3	377
Net increase (decrease) in net assets resulting from operations	$ 260	$ 569	$ 1,820	$ 12	$ 378

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 75	$ 15	$ 194	$ 245	$ 107
Total investment income	75	15	194	245	107
Expenses:					
Mortality, expense risk and other charges	111	3	52	150	144
Total expenses	111	3	52	150	144
Net investment income (loss)	(36)	12	142	95	(37)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(377)	(66)	1,128	1,209	(1,452)
Capital gains distributions	-	-	-	1,861	-
Total realized gain (loss) on investments and capital gains distributions	(377)	(66)	1,128	3,070	(1,452)
Net unrealized appreciation (depreciation) of investments	5,171	11	2,327	3,238	6,511
Net realized and unrealized gain (loss) on investments	4,794	(55)	3,455	6,308	5,059
Net increase (decrease) in net assets resulting from operations	$ 4,758	$ (43)	$ 3,597	$ 6,403	$ 5,022

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 98	$ 1,055	$ 38	$ -	$ 1
Total investment income	98	1,055	38	-	1
Expenses:					
Mortality, expense risk					
and other charges	138	113	476	-	1
Total expenses	138	113	476	-	1
Net investment income (loss)	(40)	942	(438)	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	916	(222)	-	-	(11)
Capital gains distributions	-	-	2	2	-
Total realized gain (loss) on investments					
and capital gains distributions	916	(222)	2	2	(11)
Net unrealized appreciation					
(depreciation) of investments	2,270	24	-	-	33
Net realized and unrealized gain (loss)					
on investments	3,186	(198)	2	2	22
Net increase (decrease) in net assets					
resulting from operations	$ 3,146	$ 744	$ (436)	$ 2	$ 22

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 51	$ 154	$ 23	$ 227	$ 1,976
Total investment income	51	154	23	227	1,976
Expenses:					
Mortality, expense risk and other charges	19	34	20	47	164
Total expenses	19	34	20	47	164
Net investment income (loss)	32	120	3	180	1,812
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(487)	(1,311)	(888)	276	1,083
Capital gains distributions	-	-	-	-	1,188
Total realized gain (loss) on investments and capital gains distributions	(487)	(1,311)	(888)	276	2,271
Net unrealized appreciation (depreciation) of investments	1,748	2,483	1,344	694	(1,374)
Net realized and unrealized gain (loss) on investments	1,261	1,172	456	970	897
Net increase (decrease) in net assets resulting from operations	$ 1,293	$ 1,292	$ 459	$ 1,150	$ 2,709

The accompanying notes are an integral part of these financial statements.

24

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Retirement Growth Portfolio - Institutional Class	ING Retirement Moderate Growth Portfolio - Institutional Class	ING Retirement Moderate Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 25	$ 80	$ 123	$ 72	$ 51
Total investment income	25	80	123	72	51
Expenses:					
Mortality, expense risk and other charges	10	32	66	32	36
Total expenses	10	32	66	32	36
Net investment income (loss)	15	48	57	40	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	52	(1,461)	322	103	95
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	52	(1,461)	322	103	95
Net unrealized appreciation (depreciation) of investments	218	2,788	2,569	1,342	602
Net realized and unrealized gain (loss) on investments	270	1,327	2,891	1,445	697
Net increase (decrease) in net assets resulting from operations	$ 285	$ 1,375	$ 2,948	$ 1,485	$ 712

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 958	$ 377	$ 1,990	$ 18	$ -
Total investment income	958	377	1,990	18	-
Expenses:					
Mortality, expense risk and other charges	179	80	775	20	13
Total expenses	179	80	775	20	13
Net investment income (loss)	779	297	1,215	(2)	(13)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,377)	(1,941)	(830)	(359)	456
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,377)	(1,941)	(830)	(359)	456
Net unrealized appreciation (depreciation) of investments	8,256	4,448	16,846	1,247	(226)
Net realized and unrealized gain (loss) on investments	5,879	2,507	16,016	888	230
Net increase (decrease) in net assets resulting from operations	$ 6,658	$ 2,804	$ 17,231	$ 886	$ 217

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 86	$ 3	$ -	$ 97	$ 116
Total investment income	86	3	-	97	116
Expenses:					
Mortality, expense risk and other charges	34	1	34	26	35
Total expenses	34	1	34	26	35
Net investment income (loss)	52	2	(34)	71	81
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,356)	(13)	833	(133)	(1,352)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3,356)	(13)	833	(133)	(1,352)
Net unrealized appreciation (depreciation) of investments	2,421	58	1,440	1,479	3,784
Net realized and unrealized gain (loss) on investments	(935)	45	2,273	1,346	2,432
Net increase (decrease) in net assets resulting from operations	$ (883)	$ 47	$ 2,239	$ 1,417	$ 2,513

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 185	$ 515	$ 439	$ 1,406
Total investment income	-	185	515	439	1,406
Expenses:					
Mortality, expense risk and other charges	-	24	76	47	114
Total expenses	-	24	76	47	114
Net investment income (loss)	-	161	439	392	1,292
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	1,038	(81)	202	4,958
Capital gains distributions	-	-	-	17	-
Total realized gain (loss) on investments and capital gains distributions	(1)	1,038	(81)	219	4,958
Net unrealized appreciation (depreciation) of investments	20	723	1,927	368	(2,492)
Net realized and unrealized gain (loss) on investments	19	1,761	1,846	587	2,466
Net increase (decrease) in net assets resulting from operations	$ 19	$ 1,922	$ 2,285	$ 979	$ 3,758

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 94	$ 25	$ 100	$ 35	$ 4
Total investment income	94	25	100	35	4
Expenses:					
Mortality, expense risk and other charges	175	12	16	5	1
Total expenses	175	12	16	5	1
Net investment income (loss)	(81)	13	84	30	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,039)	(203)	(259)	(150)	(5)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,039)	(203)	(259)	(150)	(5)
Net unrealized appreciation (depreciation) of investments	9,868	653	1,054	337	11
Net realized and unrealized gain (loss) on investments	7,829	450	795	187	6
Net increase (decrease) in net assets resulting from operations	$ 7,748	$ 463	$ 879	$ 217	$ 9

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 13	$ 57	$ 54	$ 206	$ 145
Total investment income	13	57	54	206	145
Expenses:					
Mortality, expense risk and other charges	1	1	7	51	42
Total expenses	1	1	7	51	42
Net investment income (loss)	12	56	47	155	103
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(91)	(284)	62	(213)	(2,277)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(91)	(284)	62	(213)	(2,277)
Net unrealized appreciation (depreciation) of investments	119	372	559	1,551	4,170
Net realized and unrealized gain (loss) on investments	28	88	621	1,338	1,893
Net increase (decrease) in net assets resulting from operations	$ 40	$ 144	$ 668	$ 1,493	$ 1,996

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 82	$ 716	$ 8	$ 240	$ 94
Total investment income	82	716	8	240	94
Expenses:					
Mortality, expense risk					
and other charges	30	131	1	233	9
Total expenses	30	131	1	233	9
Net investment income (loss)	52	585	7	7	85
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2,083)	184	(176)	1,453	188
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(2,083)	184	(176)	1,453	188
Net unrealized appreciation					
(depreciation) of investments	3,952	496	145	2,602	(116)
Net realized and unrealized gain (loss)					
on investments	1,869	680	(31)	4,055	72
Net increase (decrease) in net assets					
resulting from operations	$ 1,921	$ 1,265	$ (24)	$ 4,062	$ 157

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Mid Cap Growth Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 73	$ 8	$ 9	$ -	$ 120
Total investment income	73	8	9	-	120
Expenses:					
Mortality, expense risk and other charges	19	11	5	17	26
Total expenses	19	11	5	17	26
Net investment income (loss)	54	(3)	4	(17)	94
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	134	245	270	64	181
Capital gains distributions	465	20	-	-	-
Total realized gain (loss) on investments and capital gains distributions	599	265	270	64	181
Net unrealized appreciation (depreciation) of investments	(173)	192	(64)	2,238	12
Net realized and unrealized gain (loss) on investments	426	457	206	2,302	193
Net increase (decrease) in net assets resulting from operations	$ 480	$ 454	$ 210	$ 2,285	$ 287

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class I	Invesco V.I. Core Equity Fund - Series I Shares	M Business Opportunity Value Fund	M Capital Appreciation Fund
Net investment income (loss)					
Income:					
Dividends	$ 19	$ -	$ 76	$ 17	$ 13
Total investment income	19	-	76	17	13
Expenses:					
Mortality, expense risk and other charges	7	23	53	14	46
Total expenses	7	23	53	14	46
Net investment income (loss)	12	(23)	23	3	(33)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	96	416	21	(245)	(226)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	96	416	21	(245)	(226)
Net unrealized appreciation (depreciation) of investments	598	971	618	426	1,811
Net realized and unrealized gain (loss) on investments	694	1,387	639	181	1,585
Net increase (decrease) in net assets resulting from operations	$ 706	$ 1,364	$ 662	$ 184	$ 1,552

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	M International Equity Fund	M Large Cap Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck VIP Global Hard Assets Fund
Net investment income (loss)				
Income:				
Dividends	$ 404	$ 9	$ -	$ 24
Total investment income	404	9	-	24
Expenses:				
Mortality, expense risk and other charges	93	13	2	36
Total expenses	93	13	2	36
Net investment income (loss)	311	(4)	(2)	(12)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(1,888)	(276)	131	24
Capital gains distributions	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,888)	(276)	131	24
Net unrealized appreciation (depreciation) of investments	2,067	670	30	1,683
Net realized and unrealized gain (loss) on investments	179	394	161	1,707
Net increase (decrease) in net assets resulting from operations	$ 490	$ 390	$ 159	$ 1,695

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III
Net Assets at January 1, 2009	$ 37,026	$ 21,599	$ 35,150	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	138	277	507	25
Total realized gain (loss) on investments and capital gains distributions	(4,087)	(2,100)	(4,507)	3
Net unrealized appreciation (depreciation) of investments	17,846	7,959	17,756	68
Net increase (decrease) in net assets from operations	13,897	6,136	13,756	96
Changes from principal transactions:				
Premiums	5,774	3,341	4,640	445
Surrenders and withdrawals	(2,791)	(1,591)	(2,558)	-
Cost of insurance and administrative charges	(2,658)	(1,648)	(2,387)	(52)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,933)	(2,498)	(2,508)	1,764
Increase (decrease) in net assets derived from principal transactions	(1,608)	(2,396)	(2,813)	2,157
Total increase (decrease) in net assets	12,289	3,740	10,943	2,253
Net assets at December 31, 2009	49,315	25,339	46,093	2,253
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	205	291	761	129
Total realized gain (loss) on investments and capital gains distributions	(2,910)	(693)	(2,596)	160
Net unrealized appreciation (depreciation) of investments	10,899	3,089	4,715	923
Net increase (decrease) in net assets from operations	8,194	2,687	2,880	1,212
Changes from principal transactions:				
Premiums	5,041	2,988	4,167	1,152
Surrenders and withdrawals	(3,020)	(1,409)	(3,599)	(54)
Cost of insurance and administrative charges	(2,760)	(1,693)	(2,316)	(406)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(2,830)	(1,162)	545	9,876
Increase (decrease) in net assets derived from principal transactions	(3,569)	(1,276)	(1,203)	10,568
Total increase (decrease) in net assets	4,625	1,411	1,677	11,780
Net assets at December 31, 2010	$ 53,940	$ 26,750	$ 47,770	$ 14,033

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING Balanced Portfolio - Class I
Net Assets at January 1, 2009	$ 2,674	$ 12,783	$ 397	$ 10,748
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	69	150	34	422
Total realized gain (loss) on investments and capital gains distributions	(1,057)	(3,786)	1	(1,172)
Net unrealized appreciation (depreciation) of investments	1,844	8,533	24	2,537
Net increase (decrease) in net assets from operations	856	4,897	59	1,787
Changes from principal transactions:				
Premiums	447	2,425	-	968
Surrenders and withdrawals	(102)	(596)	(1)	(428)
Cost of insurance and administrative charges	(193)	(1,018)	(20)	(860)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	51	(455)	(4)	(965)
Increase (decrease) in net assets derived from principal transactions	203	356	(25)	(1,285)
Total increase (decrease) in net assets	1,059	5,253	34	502
Net assets at December 31, 2009	3,733	18,036	431	11,250
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	55	152	12	240
Total realized gain (loss) on investments and capital gains distributions	(351)	(1,654)	6	(1,009)
Net unrealized appreciation (depreciation) of investments	815	4,531	12	2,069
Net increase (decrease) in net assets from operations	519	3,029	30	1,300
Changes from principal transactions:				
Premiums	413	2,342	-	776
Surrenders and withdrawals	(66)	(837)	(20)	(1,137)
Cost of insurance and administrative charges	(223)	(1,120)	(18)	(792)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(295)	(346)	(24)	(1,923)
Increase (decrease) in net assets derived from principal transactions	(171)	39	(62)	(3,076)
Total increase (decrease) in net assets	348	3,068	(32)	(1,776)
Net assets at December 31, 2010	$ 4,081	$ 21,104	$ 399	$ 9,474

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING Artio Foreign Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Value Portfolio - Institutional Class
Net Assets at January 1, 2009	$ 39,558	$ 13,704	$ 1,126	$ 8,068
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,286	488	2	9
Total realized gain (loss) on investments and capital gains distributions	(2,271)	(3,509)	(219)	(724)
Net unrealized appreciation (depreciation) of investments	3,919	5,602	622	1,431
Net increase (decrease) in net assets from operations	3,934	2,581	405	716
Changes from principal transactions:				
Premiums	2,876	2,542	-	-
Surrenders and withdrawals	(2,076)	(401)	-	(734)
Cost of insurance and administrative charges	(2,332)	(829)	-	(529)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(3,886)	(1,292)	240	(686)
Increase (decrease) in net assets derived from principal transactions	(5,418)	20	240	(1,949)
Total increase (decrease) in net assets	(1,484)	2,601	645	(1,233)
Net assets at December 31, 2009	38,074	16,305	1,771	6,835
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,735	(47)	1	56
Total realized gain (loss) on investments and capital gains distributions	(406)	(2,505)	(208)	(261)
Net unrealized appreciation (depreciation) of investments	2,133	3,559	467	774
Net increase (decrease) in net assets from operations	3,462	1,007	260	569
Changes from principal transactions:				
Premiums	2,457	1,710	-	-
Surrenders and withdrawals	(2,277)	(841)	-	(757)
Cost of insurance and administrative charges	(2,186)	(792)	-	(388)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,409)	(639)	223	(299)
Increase (decrease) in net assets derived from principal transactions	(3,415)	(562)	223	(1,444)
Total increase (decrease) in net assets	47	445	483	(875)
Net assets at December 31, 2010	$ 38,121	$ 16,750	$ 2,254	$ 5,960

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING DFA Global Allocation Portfolio - Institutional Class	ING DFA World Equity Portfolio - Institutional Class	ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class
Net Assets at January 1, 2009	$ 8,916	$ -	$ 32	$ 12,341
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	176	-	-	19
Total realized gain (loss) on investments and capital gains distributions	(939)	-	(9)	(1,052)
Net unrealized appreciation (depreciation) of investments	3,464	-	29	5,680
Net increase (decrease) in net assets from operations	2,701	-	20	4,647
Changes from principal transactions:				
Premiums	226	-	20	1,449
Surrenders and withdrawals	(538)	-	(4)	(399)
Cost of insurance and administrative charges	(594)	-	(10)	(848)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	468	-	44	285
Increase (decrease) in net assets derived from principal transactions	(438)	-	50	487
Total increase (decrease) in net assets	2,263	-	70	5,134
Net assets at December 31, 2009	11,179	-	102	17,475
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,044	9	1	(36)
Total realized gain (loss) on investments and capital gains distributions	(665)	4	364	(377)
Net unrealized appreciation (depreciation) of investments	1,441	(1)	13	5,171
Net increase (decrease) in net assets from operations	1,820	12	378	4,758
Changes from principal transactions:				
Premiums	357	1	58	1,637
Surrenders and withdrawals	(1,041)	(1)	(11)	(1,408)
Cost of insurance and administrative charges	(597)	(1)	(57)	(968)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,253)	472	(136)	734
Increase (decrease) in net assets derived from principal transactions	(2,534)	471	(146)	(5)
Total increase (decrease) in net assets	(714)	483	232	4,753
Net assets at December 31, 2010	$ 10,465	$ 483	$ 334	$ 22,228

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net Assets at January 1, 2009	$ 95	$ 12,233	$ 19,906	$ 19,612
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	17	290	31
Total realized gain (loss) on investments and capital gains distributions	(11)	(6,877)	(1,165)	(818)
Net unrealized appreciation (depreciation) of investments	72	10,534	14,341	5,636
Net increase (decrease) in net assets from operations	68	3,674	13,466	4,849
Changes from principal transactions:				
Premiums	74	1,693	2,339	1,933
Surrenders and withdrawals	(7)	(553)	(972)	(1,259)
Cost of insurance and administrative charges	(28)	(1,062)	(1,536)	(1,403)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	3,153	(2,086)	548	(954)
Increase (decrease) in net assets derived from principal transactions	3,192	(2,008)	379	(1,683)
Total increase (decrease) in net assets	3,260	1,666	13,845	3,166
Net assets at December 31, 2009	3,355	13,899	33,751	22,778
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	142	95	(37)
Total realized gain (loss) on investments and capital gains distributions	(66)	1,128	3,070	(1,452)
Net unrealized appreciation (depreciation) of investments	11	2,327	3,238	6,511
Net increase (decrease) in net assets from operations	(43)	3,597	6,403	5,022
Changes from principal transactions:				
Premiums	232	1,734	2,287	1,909
Surrenders and withdrawals	(2)	(971)	(2,077)	(1,979)
Cost of insurance and administrative charges	(65)	(1,139)	(1,822)	(1,491)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(2,785)	7,518	878	1,480
Increase (decrease) in net assets derived from principal transactions	(2,620)	7,142	(734)	(81)
Total increase (decrease) in net assets	(2,663)	10,739	5,669	4,941
Net assets at December 31, 2010	$ 692	$ 24,638	$ 39,420	$ 27,719

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class
Net Assets at January 1, 2009	$ 23,428	$ 24,216	$ 94,111	$ 41,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	1,078	(392)	38
Total realized gain (loss) on investments and capital gains distributions	(4,045)	(62)	197	96
Net unrealized appreciation (depreciation) of investments	12,461	691	-	-
Net increase (decrease) in net assets from operations	8,402	1,707	(195)	134
Changes from principal transactions:				
Premiums	1,917	2,103	6,240	21,782
Surrenders and withdrawals	(1,256)	(3,300)	(38,049)	(6,693)
Cost of insurance and administrative charges	(1,821)	(1,414)	(5,555)	(3,793)
Benefit payments	-	-	(9,007)	(3,922)
Transfers between Divisions (including fixed account), net	(6,239)	4,835	20,315	(7,942)
Increase (decrease) in net assets derived from principal transactions	(7,399)	2,224	(26,056)	(568)
Total increase (decrease) in net assets	1,003	3,931	(26,251)	(434)
Net assets at December 31, 2009	24,431	28,147	67,860	40,762
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	942	(438)	-
Total realized gain (loss) on investments and capital gains distributions	916	(222)	2	2
Net unrealized appreciation (depreciation) of investments	2,270	24	-	-
Net increase (decrease) in net assets from operations	3,146	744	(436)	2
Changes from principal transactions:				
Premiums	1,854	3,403	5,768	18,257
Surrenders and withdrawals	(2,550)	(1,693)	(14,404)	(6,352)
Cost of insurance and administrative charges	(1,642)	(1,412)	(5,426)	(3,449)
Benefit payments	-	-	(3,654)	(1,660)
Transfers between Divisions (including fixed account), net	(1,040)	(1,471)	8,241	(10,702)
Increase (decrease) in net assets derived from principal transactions	(3,378)	(1,173)	(9,475)	(3,906)
Total increase (decrease) in net assets	(232)	(429)	(9,911)	(3,904)
Net assets at December 31, 2010	$ 24,199	$ 27,718	$ 57,949	$ 36,858

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class
Net Assets at January 1, 2009	$ 177	$ 5,388	$ 6,968	$ 5,149
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	49	93	138
Total realized gain (loss) on investments and capital gains distributions	(55)	(1,178)	(2,890)	(656)
Net unrealized appreciation (depreciation) of investments	73	2,553	5,618	1,380
Net increase (decrease) in net assets from operations	18	1,424	2,821	862
Changes from principal transactions:				
Premiums	-	1,179	-	561
Surrenders and withdrawals	(1)	(241)	-	(186)
Cost of insurance and administrative charges	(11)	(438)	-	(275)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(35)	(1,039)	(671)	15
Increase (decrease) in net assets derived from principal transactions	(47)	(539)	(671)	115
Total increase (decrease) in net assets	(29)	885	2,150	977
Net assets at December 31, 2009	148	6,273	9,118	6,126
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	32	120	3
Total realized gain (loss) on investments and capital gains distributions	(11)	(487)	(1,311)	(888)
Net unrealized appreciation (depreciation) of investments	33	1,748	2,483	1,344
Net increase (decrease) in net assets from operations	22	1,293	1,292	459
Changes from principal transactions:				
Premiums	-	581	-	774
Surrenders and withdrawals	-	(664)	-	(624)
Cost of insurance and administrative charges	(7)	(395)	-	(302)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(9)	183	(257)	(1,275)
Increase (decrease) in net assets derived from principal transactions	(16)	(295)	(257)	(1,427)
Total increase (decrease) in net assets	6	998	1,035	(968)
Net assets at December 31, 2010	$ 154	$ 7,271	$ 10,153	$ 5,158

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net Assets at January 1, 2009	$ 8,190	$ 5,772	$ 1,065	$ 7,432
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	361	773	14	77
Total realized gain (loss) on investments and capital gains distributions	(3,016)	1,098	96	(1,451)
Net unrealized appreciation (depreciation) of investments	4,702	995	198	2,909
Net increase (decrease) in net assets from operations	2,047	2,866	308	1,535
Changes from principal transactions:				
Premiums	730	2,479	-	-
Surrenders and withdrawals	(572)	(1,045)	-	(4)
Cost of insurance and administrative charges	(597)	(1,180)	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,504)	19,641	217	(783)
Increase (decrease) in net assets derived from principal transactions	(1,943)	19,895	217	(787)
Total increase (decrease) in net assets	104	22,761	525	748
Net assets at December 31, 2009	8,294	28,533	1,590	8,180
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	180	1,812	15	48
Total realized gain (loss) on investments and capital gains distributions	276	2,271	52	(1,461)
Net unrealized appreciation (depreciation) of investments	694	(1,374)	218	2,788
Net increase (decrease) in net assets from operations	1,150	2,709	285	1,375
Changes from principal transactions:				
Premiums	683	4,738	-	-
Surrenders and withdrawals	(681)	(4,980)	-	-
Cost of insurance and administrative charges	(587)	(2,501)	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	227	12,132	254	(2,095)
Increase (decrease) in net assets derived from principal transactions	(358)	9,389	254	(2,095)
Total increase (decrease) in net assets	792	12,098	539	(720)
Net assets at December 31, 2010	$ 9,086	$ 40,631	$ 2,129	$ 7,460

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Retirement Growth Portfolio - Institutional Class	ING Retirement Moderate Growth Portfolio - Institutional Class	ING Retirement Moderate Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
Net Assets at January 1, 2009	$ -	$ -	$ -	$ 39,993
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(6)	(5)	864
Total realized gain (loss) on investments and capital gains distributions	1	8	9	(3,452)
Net unrealized appreciation (depreciation) of investments	514	224	119	16,055
Net increase (decrease) in net assets from operations	502	226	123	13,467
Changes from principal transactions:				
Premiums	1,118	319	200	5,367
Surrenders and withdrawals	(388)	(289)	(452)	(2,460)
Cost of insurance and administrative charges	(354)	(176)	(107)	(3,493)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	25,623	12,626	7,734	1,791
Increase (decrease) in net assets derived from principal transactions	25,999	12,480	7,375	1,205
Total increase (decrease) in net assets	26,501	12,706	7,498	14,672
Net assets at December 31, 2009	26,501	12,706	7,498	54,665
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	57	40	15	779
Total realized gain (loss) on investments and capital gains distributions	322	103	95	(2,377)
Net unrealized appreciation (depreciation) of investments	2,569	1,342	602	8,256
Net increase (decrease) in net assets from operations	2,948	1,485	712	6,658
Changes from principal transactions:				
Premiums	4,103	2,027	676	5,535
Surrenders and withdrawals	(1,909)	(979)	(1,081)	(2,434)
Cost of insurance and administrative charges	(1,935)	(1,023)	(614)	(3,673)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(3,292)	511	1,380	(6,744)
Increase (decrease) in net assets derived from principal transactions	(3,033)	536	361	(7,316)
Total increase (decrease) in net assets	(85)	2,021	1,073	(658)
Net assets at December 31, 2010	$ 26,416	$ 14,727	$ 8,571	$ 54,007

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Institutional Class
Net Assets at January 1, 2009	$ 14,929	$ 123,899	$ 4,988	$ 2,589
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	268	72	61	(14)
Total realized gain (loss) on investments and capital gains distributions	(2,470)	(6,829)	(1,043)	(560)
Net unrealized appreciation (depreciation) of investments	5,890	34,160	2,187	1,149
Net increase (decrease) in net assets from operations	3,688	27,403	1,205	575
Changes from principal transactions:				
Premiums	2,050	8,974	810	-
Surrenders and withdrawals	(1,102)	(5,726)	(313)	-
Cost of insurance and administrative charges	(944)	(8,364)	(286)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	491	(13,591)	227	2,089
Increase (decrease) in net assets derived from principal transactions	495	(18,707)	438	2,089
Total increase (decrease) in net assets	4,183	8,696	1,643	2,664
Net assets at December 31, 2009	19,112	132,595	6,631	5,253
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	297	1,215	(2)	(13)
Total realized gain (loss) on investments and capital gains distributions	(1,941)	(830)	(359)	456
Net unrealized appreciation (depreciation) of investments	4,448	16,846	1,247	(226)
Net increase (decrease) in net assets from operations	2,804	17,231	886	217
Changes from principal transactions:				
Premiums	1,874	7,846	760	-
Surrenders and withdrawals	(1,021)	(8,453)	(191)	-
Cost of insurance and administrative charges	(927)	(7,698)	(328)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(356)	(6,455)	411	(2,756)
Increase (decrease) in net assets derived from principal transactions	(430)	(14,760)	652	(2,756)
Total increase (decrease) in net assets	2,374	2,471	1,538	(2,539)
Net assets at December 31, 2010	$ 21,486	$ 135,066	$ 8,169	$ 2,714

The accompanying notes are an integral part of these financial statements.

44

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value Portfolio - Initial Class
Net Assets at January 1, 2009	$ 9,346	$ 291	$ 7,254	$ 5,141
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	3	(33)	51
Total realized gain (loss) on investments and capital gains distributions	(1,108)	(97)	(3,149)	(1,303)
Net unrealized appreciation (depreciation) of investments	3,766	151	5,746	2,276
Net increase (decrease) in net assets from operations	2,691	57	2,564	1,024
Changes from principal transactions:				
Premiums	794	-	1,278	562
Surrenders and withdrawals	(633)	(10)	(493)	(443)
Cost of insurance and administrative charges	(634)	(16)	(465)	(314)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	193	(68)	(757)	478
Increase (decrease) in net assets derived from principal transactions	(280)	(94)	(437)	283
Total increase (decrease) in net assets	2,411	(37)	2,127	1,307
Net assets at December 31, 2009	11,757	254	9,381	6,448
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	2	(34)	71
Total realized gain (loss) on investments and capital gains distributions	(3,356)	(13)	833	(133)
Net unrealized appreciation (depreciation) of investments	2,421	58	1,440	1,479
Net increase (decrease) in net assets from operations	(883)	47	2,239	1,417
Changes from principal transactions:				
Premiums	513	-	1,021	546
Surrenders and withdrawals	(887)	(2)	(251)	(497)
Cost of insurance and administrative charges	(418)	(17)	(503)	(342)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(10,082)	(37)	2,853	(572)
Increase (decrease) in net assets derived from principal transactions	(10,874)	(56)	3,120	(865)
Total increase (decrease) in net assets	(11,757)	(9)	5,359	552
Net assets at December 31, 2010	$ -	$ 245	$ 14,740	$ 7,000

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class
Net Assets at January 1, 2009	$ 12,070	$ 91	$ 7,911	$ 12,087
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	127	-	195	468
Total realized gain (loss) on investments and capital gains distributions	(2,829)	(13)	(1,351)	(797)
Net unrealized appreciation (depreciation) of investments	5,016	35	4,049	2,860
Net increase (decrease) in net assets from operations	2,314	22	2,893	2,531
Changes from principal transactions:				
Premiums	1,492	-	1,036	1,532
Surrenders and withdrawals	(661)	(11)	(293)	(761)
Cost of insurance and administrative charges	(726)	(6)	(476)	(776)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(2,443)	(11)	(3,557)	1,543
Increase (decrease) in net assets derived from principal transactions	(2,338)	(28)	(3,290)	1,538
Total increase (decrease) in net assets	(24)	(6)	(397)	4,069
Net assets at December 31, 2009	12,046	85	7,514	16,156
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	81	-	161	439
Total realized gain (loss) on investments and capital gains distributions	(1,352)	(1)	1,038	(81)
Net unrealized appreciation (depreciation) of investments	3,784	20	723	1,927
Net increase (decrease) in net assets from operations	2,513	19	1,922	2,285
Changes from principal transactions:				
Premiums	1,242	-	1,562	1,723
Surrenders and withdrawals	(1,134)	(4)	(375)	(837)
Cost of insurance and administrative charges	(708)	(5)	(501)	(953)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,360)	(1)	5,346	(1,486)
Increase (decrease) in net assets derived from principal transactions	(1,960)	(10)	6,032	(1,553)
Total increase (decrease) in net assets	553	9	7,954	732
Net assets at December 31, 2010	$ 12,599	$ 94	$ 15,468	$ 16,888

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Net Assets at January 1, 2009	$ 19,285	$ 18,043	$ 23,626	$ 2,231
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	437	1,615	(39)	64
Total realized gain (loss) on investments and capital gains distributions	726	(123)	(3,845)	(93)
Net unrealized appreciation (depreciation) of investments	629	10,203	14,405	916
Net increase (decrease) in net assets from operations	1,792	11,695	10,521	887
Changes from principal transactions:				
Premiums	5	583	2,284	552
Surrenders and withdrawals	(712)	(1,303)	(1,596)	(39)
Cost of insurance and administrative charges	(825)	(2,156)	(1,935)	(81)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(5,032)	(3,476)	(339)	2,359
Increase (decrease) in net assets derived from principal transactions	(6,564)	(6,352)	(1,586)	2,791
Total increase (decrease) in net assets	(4,772)	5,343	8,935	3,678
Net assets at December 31, 2009	14,513	23,386	32,561	5,909
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	392	1,292	(81)	13
Total realized gain (loss) on investments and capital gains distributions	219	4,958	(2,039)	(203)
Net unrealized appreciation (depreciation) of investments	368	(2,492)	9,868	653
Net increase (decrease) in net assets from operations	979	3,758	7,748	463
Changes from principal transactions:				
Premiums	-	828	1,866	215
Surrenders and withdrawals	(523)	(1,533)	(2,639)	(240)
Cost of insurance and administrative charges	(525)	(1,188)	(1,843)	(99)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,852)	(693)	(1,035)	(3,455)
Increase (decrease) in net assets derived from principal transactions	(2,900)	(2,586)	(3,651)	(3,579)
Total increase (decrease) in net assets	(1,921)	1,172	4,097	(3,116)
Net assets at December 31, 2010	$ 12,592	$ 24,558	$ 36,658	$ 2,793

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Net Assets at January 1, 2009	$ 5,889	$ 2,118	$ 89	$ 718
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	171	37	7	69
Total realized gain (loss) on investments and capital gains distributions	(2,316)	(175)	(3)	(305)
Net unrealized appreciation (depreciation) of investments	3,734	572	11	370
Net increase (decrease) in net assets from operations	1,589	434	15	134
Changes from principal transactions:				
Premiums	778	154	-	-
Surrenders and withdrawals	(371)	(39)	(1)	(118)
Cost of insurance and administrative charges	(417)	(162)	(5)	(53)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(828)	(139)	-	(242)
Increase (decrease) in net assets derived from principal transactions	(838)	(186)	(6)	(413)
Total increase (decrease) in net assets	751	248	9	(279)
Net assets at December 31, 2009	6,640	2,366	98	439
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	84	30	3	12
Total realized gain (loss) on investments and capital gains distributions	(259)	(150)	(5)	(91)
Net unrealized appreciation (depreciation) of investments	1,054	337	11	119
Net increase (decrease) in net assets from operations	879	217	9	40
Changes from principal transactions:				
Premiums	608	93	-	-
Surrenders and withdrawals	(428)	(74)	-	(38)
Cost of insurance and administrative charges	(394)	(143)	(3)	(21)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(654)	(604)	(13)	(70)
Increase (decrease) in net assets derived from principal transactions	(868)	(728)	(16)	(129)
Total increase (decrease) in net assets	11	(511)	(7)	(89)
Net assets at December 31, 2010	$ 6,651	$ 1,855	$ 91	$ 350

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I
Net Assets at January 1, 2009	$ 1,358	$ 10	$ 8,704	$ 9,579
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	128	56	250	126
Total realized gain (loss) on investments				
and capital gains distributions	(44)	11	(881)	(2,223)
Net unrealized appreciation (depreciation)				
of investments	189	359	2,567	4,701
Net increase (decrease) in net assets from operations	273	426	1,936	2,604
Changes from principal transactions:				
Premiums	-	270	426	832
Surrenders and withdrawals	(28)	(33)	(321)	(595)
Cost of insurance and administrative charges	(93)	(80)	(474)	(574)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(3)	3,841	160	(1,130)
Increase (decrease) in net assets derived from				
principal transactions	(124)	3,998	(209)	(1,467)
Total increase (decrease) in net assets	149	4,424	1,727	1,137
Net assets at December 31, 2009	1,507	4,434	10,431	10,716
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	56	47	155	103
Total realized gain (loss) on investments				
and capital gains distributions	(284)	62	(213)	(2,277)
Net unrealized appreciation (depreciation)				
of investments	372	559	1,551	4,170
Net increase (decrease) in net assets from operations	144	668	1,493	1,996
Changes from principal transactions:				
Premiums	-	329	390	878
Surrenders and withdrawals	(303)	(48)	(263)	(432)
Cost of insurance and administrative charges	(77)	(219)	(481)	(561)
Benefit payments	-	(1)	-	-
Transfers between Divisions				
(including fixed account), net	9	85	1,176	(2,675)
Increase (decrease) in net assets derived from				
principal transactions	(371)	146	822	(2,790)
Total increase (decrease) in net assets	(227)	814	2,315	(794)
Net assets at December 31, 2010	$ 1,280	$ 5,248	$ 12,746	$ 9,922

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class I
Net Assets at January 1, 2009	$ 8,217	$ -	$ 913	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	131	(60)	25	(111)
Total realized gain (loss) on investments and capital gains distributions	(1,150)	111	(424)	236
Net unrealized appreciation (depreciation) of investments	3,136	1,831	398	5,696
Net increase (decrease) in net assets from operations	2,117	1,882	(1)	5,821
Changes from principal transactions:				
Premiums	730	441	-	1,308
Surrenders and withdrawals	(267)	(713)	(31)	(1,168)
Cost of insurance and administrative charges	(497)	(607)	(30)	(1,245)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	246	21,651	(449)	33,497
Increase (decrease) in net assets derived from principal transactions	212	20,772	(510)	32,392
Total increase (decrease) in net assets	2,329	22,654	(511)	38,213
Net assets at December 31, 2009	10,546	22,654	402	38,213
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	585	7	7
Total realized gain (loss) on investments and capital gains distributions	(2,083)	184	(176)	1,453
Net unrealized appreciation (depreciation) of investments	3,952	496	145	2,602
Net increase (decrease) in net assets from operations	1,921	1,265	(24)	4,062
Changes from principal transactions:				
Premiums	510	1,210	-	2,952
Surrenders and withdrawals	(355)	(1,852)	(18)	(3,180)
Cost of insurance and administrative charges	(513)	(1,286)	(16)	(2,678)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,703)	(1,134)	(344)	(1,372)
Increase (decrease) in net assets derived from principal transactions	(2,061)	(3,062)	(378)	(4,278)
Total increase (decrease) in net assets	(140)	(1,797)	(402)	(216)
Net assets at December 31, 2010	$ 10,406	$ 20,857	$ -	$ 37,997

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Mid Cap Growth Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net Assets at January 1, 2009	$ -	$ -	$ -	$ 239
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(9)	(4)	(4)
Total realized gain (loss) on investments and capital gains distributions	49	115	7	23
Net unrealized appreciation (depreciation) of investments	290	709	239	269
Net increase (decrease) in net assets from operations	335	815	242	288
Changes from principal transactions:				
Premiums	73	140	84	59
Surrenders and withdrawals	(27)	(213)	(24)	(16)
Cost of insurance and administrative charges	(47)	(131)	(75)	(32)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,921	4,251	1,868	621
Increase (decrease) in net assets derived from principal transactions	1,920	4,047	1,853	632
Total increase (decrease) in net assets	2,255	4,862	2,095	920
Net assets at December 31, 2009	2,255	4,862	2,095	1,159
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	85	54	(3)	4
Total realized gain (loss) on investments and capital gains distributions	188	599	265	270
Net unrealized appreciation (depreciation) of investments	(116)	(173)	192	(64)
Net increase (decrease) in net assets from operations	157	480	454	210
Changes from principal transactions:				
Premiums	178	411	206	122
Surrenders and withdrawals	(53)	(184)	(114)	(51)
Cost of insurance and administrative charges	(93)	(267)	(184)	(87)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(808)	(594)	451	189
Increase (decrease) in net assets derived from principal transactions	(776)	(634)	359	173
Total increase (decrease) in net assets	(619)	(154)	813	383
Net assets at December 31, 2010	$ 1,636	$ 4,708	$ 2,908	$ 1,542

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class I
Net Assets at January 1, 2009	$ -	$ 1,942	$ 2,562	$ 3,771
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	65	(1)	(16)
Total realized gain (loss) on investments and capital gains distributions	-	111	40	(590)
Net unrealized appreciation (depreciation) of investments	-	(14)	780	1,770
Net increase (decrease) in net assets from operations	-	162	819	1,164
Changes from principal transactions:				
Premiums	-	269	-	473
Surrenders and withdrawals	-	(145)	(96)	(235)
Cost of insurance and administrative charges	-	(248)	(231)	(305)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	2,995	(415)	2,807
Increase (decrease) in net assets derived from principal transactions	-	2,871	(742)	2,740
Total increase (decrease) in net assets	-	3,033	77	3,904
Net assets at December 31, 2009	-	4,975	2,639	7,675
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(17)	94	12	(23)
Total realized gain (loss) on investments and capital gains distributions	64	181	96	416
Net unrealized appreciation (depreciation) of investments	2,238	12	598	971
Net increase (decrease) in net assets from operations	2,285	287	706	1,364
Changes from principal transactions:				
Premiums	189	556	-	483
Surrenders and withdrawals	(222)	(1,233)	(94)	(291)
Cost of insurance and administrative charges	(206)	(801)	(200)	(318)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	9,514	(330)	(137)	(2,009)
Increase (decrease) in net assets derived from principal transactions	9,275	(1,808)	(431)	(2,135)
Total increase (decrease) in net assets	11,560	(1,521)	275	(771)
Net assets at December 31, 2010	$ 11,560	$ 3,454	$ 2,914	$ 6,904

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	M Business Opportunity Value Fund	M Capital Appreciation Fund	M International Equity Fund
Net Assets at January 1, 2009	$ 8,477	$ 2,433	$ 5,507	$ 12,297
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	90	6	(39)	208
Total realized gain (loss) on investments and capital gains distributions	(335)	(408)	(586)	(2,256)
Net unrealized appreciation (depreciation) of investments	2,234	961	2,952	4,705
Net increase (decrease) in net assets from operations	1,989	559	2,327	2,657
Changes from principal transactions:				
Premiums	-	143	210	484
Surrenders and withdrawals	(372)	(178)	(213)	(302)
Cost of insurance and administrative charges	(666)	(154)	(299)	(615)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(658)	(377)	(710)	(891)
Increase (decrease) in net assets derived from principal transactions	(1,696)	(566)	(1,012)	(1,324)
Total increase (decrease) in net assets	293	(7)	1,315	1,333
Net assets at December 31, 2009	8,770	2,426	6,822	13,630
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	3	(33)	311
Total realized gain (loss) on investments and capital gains distributions	21	(245)	(226)	(1,888)
Net unrealized appreciation (depreciation) of investments	618	426	1,811	2,067
Net increase (decrease) in net assets from operations	662	184	1,552	490
Changes from principal transactions:				
Premiums	-	53	248	496
Surrenders and withdrawals	(693)	(106)	(405)	(531)
Cost of insurance and administrative charges	(468)	(110)	(338)	(485)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(479)	(30)	(397)	(719)
Increase (decrease) in net assets derived from principal transactions	(1,640)	(193)	(892)	(1,239)
Total increase (decrease) in net assets	(978)	(9)	660	(749)
Net assets at December 31, 2010	$ 7,792	$ 2,417	$ 7,482	$ 12,881

The accompanying notes are an integral part of these financial statements.

53

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	M Large Cap Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck VIP Global Hard Assets Fund
Net Assets at January 1, 2009	$ 2,435	$ 274	$ 5,321
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	2	8	(17)
Total realized gain (loss) on investments and capital gains distributions	(631)	(125)	(454)
Net unrealized appreciation (depreciation) of investments	1,425	243	3,070
Net increase (decrease) in net assets from operations	796	126	2,599
Changes from principal transactions:			
Premiums	197	119	-
Surrenders and withdrawals	(116)	(3)	(112)
Cost of insurance and administrative charges	(163)	(40)	(311)
Benefit payments	-	-	-
Transfers between Divisions (including fixed account), net	(505)	25	(884)
Increase (decrease) in net assets derived from principal transactions	(587)	101	(1,307)
Total increase (decrease) in net assets	209	227	1,292
Net assets at December 31, 2009	2,644	501	6,613
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(4)	(2)	(12)
Total realized gain (loss) on investments and capital gains distributions	(276)	131	24
Net unrealized appreciation (depreciation) of investments	670	30	1,683
Net increase (decrease) in net assets from operations	390	159	1,695
Changes from principal transactions:			
Premiums	72	237	-
Surrenders and withdrawals	(130)	(58)	(358)
Cost of insurance and administrative charges	(153)	(66)	(279)
Benefit payments	-	-	-
Transfers between Divisions (including fixed account), net	(821)	86	(188)
Increase (decrease) in net assets derived from principal transactions	(1,032)	199	(825)
Total increase (decrease) in net assets	(642)	358	870
Net assets at December 31, 2010	$ 2,002	$ 859	$ 7,483

The accompanying notes are an integral part of these financial statements.

1.   Organization

Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies").   The Company is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings ("IPOs"), sales or a combination thereof. On November 10, 2010, ING announced that while the option of one global IPO remains open, ING and its U.S. insurance affiliates, including the Company, are going to prepare for a base case of two IPOs: one Europe-led IPO and one separate U.S. focused IPO.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Investor Variable Universal Life, Asset Portfolio Manager Variable Universal Life, Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, ING Corporate Advantage Variable Universal Life, ING Corporate Variable Universal Life, ING VUL-CV, ING VUL-ECV, ING SVUL-CV, and ING VUL-DB policies (collectively, "Policies") offered by the Company. The Account also includes Strategic Advantage, which is discontinued.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. SLD provides for variable accumulation and benefits under the Policies by crediting premiums to one or more divisions within the Account or the SLD fixed separate account, which is not part of the Account, as directed by the policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD.   Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At December 31, 2010, the Account had 77 investment divisions (the "Divisions"), 14 of which invest in an independently managed mutual fund portfolio and 63 of which invest in a mutual fund portfolio managed by an affiliate, either Directed Services LLC ("DSL"), formerly Directed Services, Inc., or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions with asset balances at December 31, 2010, and related Trusts are as follows:

American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund -
    Class 2
  American Funds Insurance Series® Growth-Income
    Fund - Class 2
  American Funds Insurance Series® International
    Fund - Class 2
BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III*
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio -
    Initial Class
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING Artio Foreign Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class
  ING BlackRock Large Cap Value Portfolio -
    Institutional Class
  ING Clarion Global Real Estate Portfolio - Service
    Class
  ING DFA Global Allocation Portfolio - Institutional
    Class**
  ING DFA World Equity Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio -
    Institutional Class
  ING Franklin Templeton Founding Strategy Portfolio -
    Institutional Class
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Institutional Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Growth and Income Portfolio -
    Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities Portfolio -
    Institutional Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class

ING Investors Trust (continued):
  ING PIMCO Total Return Bond Portfolio - Institutional
    Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional
    Class
  ING Retirement Growth Portfolio - Institutional Class*
  ING Retirement Moderate Growth Portfolio -
    Institutional Class*
  ING Retirement Moderate Portfolio - Institutional
    Class*
  ING T. Rowe Price Capital Appreciation Portfolio -
    Institutional Class
  ING T. Rowe Price Equity Income Portfolio -
    Institutional Class
  ING U.S. Stock Index Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio -
    Service Class
  ING Wells Fargo HealthCare Portfolio - Institutional
    Class
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio - Initial Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Columbia Small Cap Value Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Legg Mason ClearBridge Aggressive Growth
    Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Strategic Income Portfolio -
    Service Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial
    Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial
    Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
   ING International Index Portfolio - Class S*
   ING Russell^{TM} Large Cap Growth Index Portfolio -
     Class I*
   ING Russell^{TM} Large Cap Index Portfolio - Class I*
   ING Russell^{TM} Large Cap Value Index Portfolio -
     Class I*
   ING Russell^{TM} Mid Cap Growth Index Portfolio -
     Class I*
   ING Russell^{TM} Small Cap Index Portfolio - Class I
   ING Small Company Portfolio - Class S**
   ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
   ING MidCap Opportunities Portfolio - Class I
   ING SmallCap Opportunities Portfolio - Class I

Invesco Variable Insurance Funds:
   Invesco V.I. Core Equity Fund - Series I Shares
M Fund, Inc.:
   M Business Opportunity Value Fund
   M Capital Appreciation Fund
   M International Equity Fund
   M Large Cap Growth Fund
Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Socially Responsive
     Portfolio® - Class I
Van Eck VIP Trust:
   Van Eck VIP Global Hard Assets Fund

*   Division added to the list in 2009
**   Division added to the list in 2010

The names of certain Divisions were changed during 2010. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING DFA World Equity Portfolio - Institutional Class	ING Focus 5 Portfolio - Class I
ING Large Cap Growth Portfolio - Institutional Class	ING Evergreen Omega Portfolio - Institutional Class
ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
ING U.S. Stock Index Portfolio - Institutional Class	ING Stock Index Portfolio - Institutional Class
ING Wells Fargo HealthCare Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Institutional Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partner Aggressive Growth Portfolio - Initial Class
ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class
Invesco Variable Insurance Funds:	AIM Variable Insurance Funds:
Invesco V.I. Core Equity Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
M Fund, Inc.:	M Fund, Inc.:
M Business Opportunity Value Fund	Business Opportunity Value Fund
M Capital Appreciation Fund	Frontier Capital Appreciation Fund
M International Equity Fund	Brandes International Equity Fund
Van Eck VIP Trust:	Van Eck Worldwide Insurance Trust:
Van Eck VIP Global Hard Assets Fund	Van Eck Worldwide Hard Assets Fund

During 2010, the following Divisions were closed to contractowners:

ING Investors Trust:
   ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Variable Portfolios, Inc.:
   ING Opportunistic Large Cap Portfolio - Class I

There were no Divisions offered during 2010 that did not have any activity as of December 31, 2010.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.   Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of SLD.

Contractowner Reserves

Contractowner reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions.   To the extent that benefits to be paid to the contractowners exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) SLD related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by SLD). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2010 and for the years ended December 31, 2010 and 2009, were issued.

3.   **Recently Adopted Accounting Standards**

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account under FASB Accounting Standards Codification™ ("ASC") Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820"). As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2010 and 2009, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2010.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   **Charges and Fees**

Under the terms of the Policies, certain charges are allocated to the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Premium Expense Charge

SLD deducts a premium charge for certain Policies ranging from 4.00% to 15.00% of each premium payment as defined in the Policies.

Mortality, Expense Risk, and Other Charges

For FirstLine, FirstLine II, Strategic Advantage, Variable Survivorship, Estate Designer, and Strategic Investor Policies (collectively, Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the average daily net asset value of each Division of the Account, is charged to cover these risks, as specified in the Policies.

For the Corporate Benefits, Asset Portfolio Manager, Asset Accumulator, ING Corporate, ING VUL-CV, ING VUL-ECV, ING SVUL-CV and ING VUL-DB Policies (collectively, Class B Policies), and ING Corporate Advantage, mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

- For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the contractowner account value, is charged.
- For ING Corporate Advantage Policies, a monthly deduction, at an annual rate up to 0.35% of the contractowner account value, is charged.
- For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and 0.45% of the contractowner account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies.
- For Asset Accumulator Policies, a monthly deduction, at an annual rate of 0.45% and 0.30% of the contractowner account value, is charged during policy years 1 through 5 and 6 through 10, respectively. There is no mortality and expense charge after year 10 for Asset Accumulator Policies.
- For ING Corporate Policies, a monthly deduction is charged to the contractowner account value at an annual rate ranging from 0.55% to 0.60% for policy years 1 through 10, 0.35% to 0.60% for policy years 11 through 20, and 0.20% to 0.60% for policy years after year 20.
- For ING VUL-CV and ING SVUL-CV Policies, a monthly deduction at an annual rate of 0.30% of the contractowner account value is charged.

- For ING VUL-ECV Policies, a monthly deduction is charged to the contractowner account value at an annual rate of 0.45% for policy years 1 through 10 and 0.05% for policy years after 10.
- For ING VUL-DB Policies, a monthly deduction, at an annual rate of 0.40% of the contractowner account value, is charged.

The monthly cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of policies.

The monthly administrative charge is based on an established amount per $1,000 of base insurance coverage or an established per month charge, as defined in the Policies.

The monthly amount charged for optional insurance benefits varies based on a number of factors and is defined in the Policies.

Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the contractowners and for surrender charges and taxes from amounts paid to contractowners. Such deductions are taken after the redemption of units in the Account and are not included in the Account financial statements.

Premium Taxes

Premiums are subject to a charge for premium and other state and local taxes. The amount and timing of the payment by SLD depends on the state of residence and currently is up to 4.00% of premiums.

6.   **Related Party Transactions**

During the year ended December 31, 2010, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were paid to IIL, an affiliate of the Company, in its capacity as investment advisor to ING Variable Products Trust, ING Intermediate Bond Portfolio, ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio, Inc., ING Variable Portfolios, Inc., and ING Variable Funds. The Trusts' advisory agreement provides for fees at annual rates ranging from 0.08% to 0.75% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year Ended December 31 | | | |
| | 2010 | | 2009 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
American Funds Insurance Series:				
American Funds Insurance Series® Growth Fund - Class 2	$ 5,933	$ 9,298	$ 7,241	$ 8,711
American Funds Insurance Series® Growth-Income Fund - Class 2	2,446	3,432	3,325	5,444
American Funds Insurance Series® International Fund - Class 2	6,223	6,666	11,266	13,373
BlackRock Variable Series Funds, Inc.:				
BlackRock Global Allocation V.I. Fund - Class III	11,749	972	2,208	26
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class	569	685	1,479	1,206
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class	4,057	3,856	4,088	3,577
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	19	65	38	27
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class I	869	3,705	1,492	2,354
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class I	8,213	9,892	11,102	14,233
ING Investors Trust:				
ING Artio Foreign Portfolio - Institutional Class	2,790	3,398	3,883	3,376
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,195	971	577	335
ING BlackRock Large Cap Value Portfolio - Institutional Class	99	1,486	57	1,998
ING Clarion Global Real Estate Portfolio - Service Class	4,189	5,679	1,827	2,090
ING DFA Global Allocation Portfolio - Institutional Class	688	209	-	-
ING DFA World Equity Portfolio - Institutional Class	2,665	2,810	69	19
ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	3,760	3,800	2,136	1,631
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	483	3,092	3,239	37
ING Global Resources Portfolio - Institutional Class	10,827	3,544	8,444	10,435
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	10,818	9,597	7,774	7,105
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	6,862	6,979	1,922	3,122
ING Large Cap Growth Portfolio - Institutional Class	3,230	6,648	7,097	14,510
ING Limited Maturity Bond Portfolio - Service Class	7,679	7,909	12,610	9,102
ING Liquid Assets Portfolio - Institutional Class	31,306	41,216	88,122	114,373
ING Liquid Assets Portfolio - Service Class	30,776	34,680	41,063	41,498
ING Lord Abbett Growth and Income Portfolio - Institutional Class	1	17	1	48
ING Marsico Growth Portfolio - Institutional Class	2,079	2,342	1,580	2,071
ING Marsico International Opportunities Portfolio - Institutional Class	4,104	4,241	3,310	3,887
ING MFS Total Return Portfolio - Institutional Class	1,324	2,747	1,526	1,274
ING MFS Utilities Portfolio - Service Class	3,471	3,649	2,381	3,963
ING PIMCO Total Return Bond Portfolio - Institutional Class	29,092	16,703	29,099	7,781

	Year Ended December 31			
	2010		2009	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Pioneer Fund Portfolio - Institutional Class	$ 466	$ 197	$ 1,093	$ 864
ING Pioneer Mid Cap Value Portfolio - Institutional Class	3,015	5,062	1,955	2,666
ING Retirement Growth Portfolio - Institutional Class	2,722	5,697	26,389	404
ING Retirement Moderate Growth Portfolio - Institutional Class	2,524	1,947	13,086	612
ING Retirement Moderate Portfolio - Institutional Class	2,795	2,419	8,069	700
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	5,273	11,811	10,759	8,691
ING T. Rowe Price Equity Income Portfolio - Institutional Class	4,191	4,323	4,775	4,011
ING U.S. Stock Index Portfolio - Institutional Class	15,880	29,426	4,789	23,424
ING Van Kampen Growth and Income Portfolio - Service Class	1,661	1,011	1,879	1,381
ING Wells Fargo HealthCare Portfolio - Institutional Class	942	3,711	4,486	2,411
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	2,800	13,623	1,500	1,747
ING Partners, Inc.:				
ING American Century Small-Mid Cap Value Portfolio - Initial Class	3	56	15	107
ING Baron Small Cap Growth Portfolio - Initial Class	7,347	4,262	6,538	7,007
ING Columbia Small Cap Value Portfolio - Initial Class	1,906	2,700	2,986	2,651
ING JPMorgan Mid Cap Value Portfolio - Initial Class	2,119	3,997	2,281	4,334
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	-	10	-	27
ING Oppenheimer Global Portfolio - Initial Class	9,530	3,336	8,739	11,676
ING Oppenheimer Global Strategic Income Portfolio - Service Class	3,749	4,862	6,080	4,074
ING PIMCO Total Return Portfolio - Initial Class	456	2,947	1,036	6,633
ING Pioneer High Yield Portfolio - Initial Class	12,910	14,204	16,669	21,406
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	7,839	11,571	6,519	8,145
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	644	4,210	3,139	284
ING Van Kampen Comstock Portfolio - Initial Class	631	1,416	3,888	4,555
ING Van Kampen Equity and Income Portfolio - Initial Class	193	892	252	401
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class I	4	16	8	7
ING Strategic Allocation Growth Portfolio - Class I	13	132	108	414
ING Strategic Allocation Moderate Portfolio - Class I	215	532	179	132
ING Variable Funds:				
ING Growth and Income Portfolio - Class I	702	508	4,447	393
ING Variable Portfolios, Inc.:				
ING Index Plus LargeCap Portfolio - Class I	1,809	832	1,606	1,565
ING Index Plus MidCap Portfolio - Class I	5,290	7,977	1,553	2,895
ING Index Plus SmallCap Portfolio - Class I	2,769	4,777	1,645	1,302
ING International Index Portfolio - Class S	2,302	4,779	22,619	1,908
ING Opportunistic Large Cap Portfolio - Class I	8	379	28	514
ING Russell™ Large Cap Growth Index Portfolio - Class I	4,585	8,856	34,783	2,501
ING Russell™ Large Cap Index Portfolio - Class I	778	1,469	2,382	465
ING Russell™ Large Cap Value Index Portfolio - Class I	1,170	1,284	5,089	1,051
ING Russell™ Mid Cap Growth Index Portfolio - Class I	2,610	2,233	2,016	168

	Year Ended December 31			
	2010		**2009**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Variable Portfolios, Inc. (continued):				
ING Russell™ Small Cap Index Portfolio - Class I	1,192	1,016	1,014	386
ING Small Company Portfolio - Class S	10,081	823	-	-
ING U.S. Bond Index Portfolio - Class I	1,984	3,697	5,358	2,387
ING Variable Products Trust:				
ING MidCap Opportunities Portfolio - Class I	24	443	6	749
ING SmallCap Opportunities Portfolio - Class I	4,071	6,229	4,604	1,880
Invesco Variable Insurance Funds:				
Invesco V.I. Core Equity Fund - Series I Shares	126	1,743	144	1,750
M Fund, Inc.:				
M Business Opportunity Value Fund	597	788	451	1,011
M Capital Appreciation Fund	963	1,888	625	1,678
M International Equity Fund	1,828	2,755	2,005	3,122
M Large Cap Growth Fund	470	1,506	584	1,170
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	1,042	845	334	225
Van Eck VIP Trust:				
Van Eck VIP Global Hard Assets Fund	52	889	144	1,435

8. Changes in Units

The changes in units outstanding were as follows:

| | Year Ending December 31 | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
American Funds Insurance Series:						
American Funds Insurance Series® Growth Fund - Class 2	658,433	894,692	(236,259)	992,769	1,134,873	(142,104)
American Funds Insurance Series® Growth-Income Fund - Class 2	308,527	398,604	(90,077)	476,590	680,792	(204,202)
American Funds Insurance Series® International Fund - Class 2	430,316	490,807	(60,491)	754,786	930,406	(175,620)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	993,075	129,826	863,249	189,346	5,121	184,225
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class	67,419	85,749	(18,330)	187,906	161,680	26,226
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class	418,184	416,144	2,040	621,399	559,488	61,911
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	108	4,979	(4,871)	53	2,200	(2,147)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	129,834	438,847	(309,013)	214,073	373,351	(159,278)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	639,925	881,943	(242,018)	992,474	1,427,361	(434,887)
ING Investors Trust:						
ING Artio Foreign Portfolio - Institutional Class	349,324	400,021	(50,697)	491,956	509,955	(17,999)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	122,085	100,989	21,096	75,134	46,289	28,845
ING BlackRock Large Cap Value Portfolio - Institutional Class	1,758	145,439	(143,681)	1,383	224,230	(222,847)
ING Clarion Global Real Estate Portfolio - Service Class	484,232	763,642	(279,410)	350,795	437,845	(87,050)
ING DFA Global Allocation Portfolio - Institutional Class	65,472	20,076	45,396	-	-	-
ING DFA World Equity Portfolio - Institutional Class	339,952	317,447	22,505	10,983	2,448	8,535
ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	498,774	510,815	(12,041)	402,271	366,135	36,136
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	64,544	374,453	(309,909)	374,801	8,133	366,668
ING Global Resources Portfolio - Institutional Class	431,394	184,535	246,859	455,274	562,240	(106,966)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	859,516	929,297	(69,781)	1,032,142	1,061,676	(29,534)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	589,857	659,470	(69,613)	312,349	477,040	(164,691)

| | Year Ending December 31 | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Large Cap Growth Portfolio - Institutional Class	376,876	608,725	(231,849)	907,606	1,547,246	(639,640)
ING Limited Maturity Bond Portfolio - Service Class	684,034	738,019	(53,985)	1,021,012	886,304	134,708
ING Liquid Assets Portfolio - Institutional Class	3,771,217	4,608,106	(836,889)	6,415,014	8,706,042	(2,291,028)
ING Liquid Assets Portfolio - Service Class	3,121,284	3,410,337	(289,053)	4,288,108	4,331,516	(43,408)
ING Lord Abbett Growth and Income Portfolio - Institutional Class	2	1,158	(1,156)	2	4,526	(4,524)
ING Marsico Growth Portfolio - Institutional Class	207,442	234,993	(27,551)	237,926	285,740	(47,814)
ING Marsico International Opportunities Portfolio - Institutional Class	356,439	370,448	(14,009)	368,929	405,816	(36,887)
ING MFS Total Return Portfolio - Institutional Class	110,031	206,173	(96,142)	129,570	125,813	3,757
ING MFS Utilities Portfolio - Service Class	255,604	272,832	(17,228)	209,495	371,871	(162,376)
ING PIMCO Total Return Bond Portfolio - Institutional Class	2,613,218	1,811,229	801,989	2,818,020	911,393	1,906,627
ING Pioneer Fund Portfolio - Institutional Class	43,078	19,582	23,496	125,884	100,909	24,975
ING Pioneer Mid Cap Value Portfolio - Institutional Class	328,324	499,516	(171,192)	258,070	360,711	(102,641)
ING Retirement Growth Portfolio - Institutional Class	535,821	842,479	(306,658)	2,904,690	90,305	2,814,385
ING Retirement Moderate Growth Portfolio - Institutional Class	330,624	273,464	57,160	1,406,902	84,235	1,322,667
ING Retirement Moderate Portfolio - Institutional Class	286,408	251,047	35,361	827,496	75,086	752,410
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	469,168	851,049	(381,881)	941,008	872,585	68,423
ING T. Rowe Price Equity Income Portfolio - Institutional Class	385,451	411,373	(25,922)	548,777	516,758	32,019
ING U.S. Stock Index Portfolio - Institutional Class	1,882,644	3,200,152	(1,317,508)	1,568,354	3,683,923	(2,115,569)
ING Van Kampen Growth and Income Portfolio - Service Class	184,106	124,775	59,331	234,439	193,595	40,844
ING Wells Fargo HealthCare Portfolio - Institutional Class	98,247	332,683	(234,436)	455,627	271,346	184,281
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	340,478	1,685,867	(1,345,389)	337,870	378,266	(40,396)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Initial Class	76	4,220	(4,144)	1,372	12,618	(11,246)
ING Baron Small Cap Growth Portfolio - Initial Class	652,481	442,083	210,398	822,932	863,734	(40,802)
ING Columbia Small Cap Value Portfolio - Initial Class	270,288	371,080	(100,792)	457,136	451,435	5,701
ING JPMorgan Mid Cap Value Portfolio - Initial Class	194,536	303,752	(109,216)	232,353	419,830	(187,477)
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	12	726	(714)	11	2,562	(2,551)
ING Oppenheimer Global Portfolio - Initial Class	775,151	313,959	461,192	957,745	1,238,360	(280,615)
ING Oppenheimer Global Strategic Income Portfolio - Service Class	377,809	502,541	(124,732)	720,240	589,728	130,512
ING PIMCO Total Return Portfolio - Initial Class	760	204,562	(203,802)	4,641	527,460	(522,819)

| | Year Ending December 31 | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Pioneer High Yield Portfolio - Initial Class	1,052,296	1,276,863	(224,567)	1,848,082	2,405,646	(557,564)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	747,455	1,078,061	(330,606)	932,304	1,090,237	(157,933)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	69,047	396,219	(327,172)	321,382	35,486	285,896
ING Van Kampen Comstock Portfolio - Initial Class	82,479	153,899	(71,420)	393,648	471,180	(77,532)
ING Van Kampen Equity and Income Portfolio - Initial Class	17,849	72,637	(54,788)	26,866	44,281	(17,415)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	36	1,389	(1,353)	25	681	(656)
ING Strategic Allocation Growth Portfolio - Class I	47	11,639	(11,592)	27	41,269	(41,242)
ING Strategic Allocation Moderate Portfolio - Class I	520	34,110	(33,590)	643	13,760	(13,117)
ING Variable Funds:						
ING Growth and Income Portfolio - Class I	95,420	73,979	21,441	605,128	58,356	546,772
ING Variable Portfolios, Inc.:						
ING Index Plus LargeCap Portfolio - Class I	176,257	97,466	78,791	197,319	221,088	(23,769)
ING Index Plus MidCap Portfolio - Class I	431,044	628,777	(197,733)	214,509	355,754	(141,245)
ING Index Plus SmallCap Portfolio - Class I	233,442	398,322	(164,880)	206,120	181,686	24,434
ING International Index Portfolio - Class S	235,349	468,941	(233,592)	1,869,916	185,338	1,684,578
ING Opportunistic Large Cap Portfolio - Class I	22	46,434	(46,412)	33	74,943	(74,910)
ING Russell™ Large Cap Growth Index Portfolio - Class I	549,775	885,621	(335,846)	3,308,216	319,764	2,988,452
ING Russell™ Large Cap Index Portfolio - Class I	57,259	118,846	(61,587)	218,142	42,544	175,598
ING Russell™ Large Cap Value Index Portfolio - Class I	71,346	119,926	(48,580)	482,683	97,366	385,317
ING Russell™ Mid Cap Growth Index Portfolio - Class I	198,710	181,895	16,815	175,371	15,376	159,995
ING Russell™ Small Cap Index Portfolio - Class I	123,706	116,207	7,499	147,699	50,564	97,135
ING Small Company Portfolio - Class S	1,188,819	106,744	1,082,075	-	-	-
ING U.S. Bond Index Portfolio - Class I	198,902	356,582	(157,680)	525,112	255,128	269,984
ING Variable Products Trust:						
ING MidCap Opportunities Portfolio - Class I	257	30,022	(29,765)	82	74,275	(74,193)
ING SmallCap Opportunities Portfolio - Class I	430,404	690,258	(259,854)	595,832	305,769	290,063
Invesco Variable Insurance Funds:						
Invesco V.I. Core Equity Fund - Series I Shares	7,132	163,013	(155,881)	1,304	196,716	(195,412)

| | **Year Ending December 31** | | | | | |
| | **2010** | | | **2009** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
M Fund, Inc.:						
M Business Opportunity Value Fund	56,937	72,836	(15,899)	52,980	100,671	(47,691)
M Capital Appreciation Fund	63,796	119,366	(55,570)	60,115	139,822	(79,707)
M International Equity Fund	116,922	194,422	(77,500)	148,641	253,388	(104,747)
M Large Cap Growth Fund	50,182	145,212	(95,030)	74,613	138,194	(63,581)
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	97,490	79,425	18,065	54,936	42,088	12,848
Van Eck VIP Trust:						
Van Eck VIP Global Hard Assets Fund	1,130	22,710	(21,580)	3,705	50,722	(47,017)

9. **Unit Summary**

A summary of units outstanding at December 31, 2010 follows:

Division/Contract	Units	Unit Value	Extended Value
American Funds Insurance Series® Growth Fund - Class 2			
Contracts in accumulation period:			
Class A	1,164,678.400	$ 18.33	$ 21,348,555
Class B	1,671,789.620	19.42	32,466,154
ING Corporate Advantage VUL	9,112.692	13.72	125,026
	2,845,580.712		$ 53,939,735
American Funds Insurance Series® Growth-Income Fund - Class 2			
Contracts in accumulation period:			
Class A	673,700.321	$ 15.74	$ 10,604,043
Class B	967,444.626	16.67	16,127,302
ING Corporate Advantage VUL	1,512.211	12.01	18,162
	1,642,657.158		$ 26,749,507
American Funds Insurance Series® International Fund - Class 2			
Contracts in accumulation period:			
Class A	864,888.933	$ 24.17	$ 20,904,366
Class B	1,044,365.207	25.60	26,735,749
ING Corporate Advantage VUL	8,291.805	15.67	129,933
	1,917,545.945		$ 47,770,048
BlackRock Global Allocation V.I. Fund - Class III			
Contracts in accumulation period:			
Class A	325,108.153	$ 13.28	$ 4,317,436
Class B	721,664.484	13.45	9,706,387
ING Corporate Advantage VUL	700.938	13.45	9,428
	1,047,473.575		$ 14,033,251
Fidelity® VIP Equity-Income Portfolio - Service Class			
Contracts in accumulation period:			
Class A	126,327.056	$ 11.16	$ 1,409,810
Class B	229,227.631	11.65	2,670,502
ING Corporate Advantage VUL	90.719	11.40	1,034
	355,645.406		$ 4,081,346
Fidelity® VIP Contrafund® Portfolio - Service Class			
Contracts in accumulation period:			
Class A	653,002.336	$ 13.88	$ 9,063,672
Class B	820,072.966	14.49	11,882,857
ING Corporate Advantage VUL	11,160.197	14.14	157,805
	1,484,235.499		$ 21,104,334
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	22,233.459	$ 12.84	$ 285,478
Class B	8,431.148	13.41	113,062
	30,664.607		$ 398,540
ING Balanced Portfolio - Class I			
Contracts in accumulation period:			
Class A	721,385.188	$ 10.58	$ 7,632,255
Class B	168,049.547	10.96	1,841,823
	889,434.735		$ 9,474,078

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I			
Contracts in accumulation period:			
Class A	1,255,453.868	$ 14.45	$ 18,141,308
Class B	1,291,497.209	15.43	19,927,802
ING Corporate Advantage VUL	4,062.436	12.83	52,121
	2,551,013.513		$ 38,121,231
ING Artio Foreign Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	533,934.712	$ 12.59	$ 6,722,238
Class B	759,631.125	13.14	9,981,553
ING Corporate Advantage VUL	3,530.251	13.08	46,176
	1,297,096.088		$ 16,749,967
ING BlackRock Large Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	117,746.059	$ 11.67	$ 1,374,097
Class B	72,233.653	12.18	879,806
	189,979.712		$ 2,253,903
ING BlackRock Large Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	491,999.847	$ 11.04	$ 5,431,678
Class B	45,547.885	11.61	528,811
	537,547.732		$ 5,960,489
ING Clarion Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Class A	690,643.073	$ 8.71	$ 6,015,501
Class B	500,410.235	8.88	4,443,643
ING Corporate Advantage VUL	683.332	9.17	6,266
	1,191,736.640		$ 10,465,410
ING DFA Global Allocation Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	37,681.351	$ 10.62	$ 400,176
Class B	7,714.472	10.68	82,391
	45,395.823		$ 482,567
ING DFA World Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	4,079.132	$ 9.02	$ 36,794
Class B	32,272.399	9.20	296,906
	36,351.531		$ 333,700
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,391,243.954	$ 12.08	$ 16,806,227
Class B	429,202.540	12.51	5,369,324
ING Corporate Advantage VUL	3,677.570	14.35	52,773
	1,824,124.064		$ 22,228,324

Division/Contract	Units	Unit Value		Extended Value	
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class					
Contracts in accumulation period:					
Class A	23,954.404	$	9.64	$	230,920
Class B	46,810.223		9.84		460,613
	70,764.627			$	691,533
ING Global Resources Portfolio - Institutional Class					
Contracts in accumulation period:					
Class A	272,225.252	$	34.91	$	9,503,384
Class B	484,604.757		31.23		15,134,207
	756,830.009			$	24,637,591
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class					
Contracts in accumulation period:					
Class A	1,435,437.992	$	15.61	$	22,407,187
Class B	1,049,085.283		16.17		16,963,709
ING Corporate Advantage VUL	2,989.290		16.26		48,606
	2,487,512.565			$	39,419,502
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class					
Contracts in accumulation period:					
Class A	1,371,594.739	$	15.68	$	21,506,606
Class B	374,819.698		16.48		6,177,029
ING Corporate Advantage VUL	2,391.823		14.65		35,040
	1,748,806.260			$	27,718,675
ING Large Cap Growth Portfolio - Institutional Class					
Contracts in accumulation period:					
Class A	1,232,359.910	$	15.52	$	19,126,226
Class B	312,694.881		16.20		5,065,657
ING Corporate Advantage VUL	471.310		15.66		7,381
	1,545,526.101			$	24,199,264
ING Limited Maturity Bond Portfolio - Service Class					
Contracts in accumulation period:					
Class A	1,298,433.174	$	11.75	$	15,256,590
Class B	741,214.776		16.32		12,096,625
ING Corporate Advantage VUL	29,549.053		12.34		364,635
	2,069,197.003			$	27,717,850
ING Liquid Assets Portfolio - Institutional Class					
Contracts in accumulation period:					
Class A	5,141,922.747	$	11.27	$	57,949,469
ING Liquid Assets Portfolio - Service Class					
Contracts in accumulation period:					
Class B	2,711,077.186	$	13.46	$	36,491,099
ING Corporate Advantage VUL	31,756.796		11.55		366,791
	2,742,833.982			$	36,857,890

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Growth and Income Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	6,238.273	$ 15.77	$ 98,378
Class B	3,317.107	16.70	55,396
	9,555.380		$ 153,774
ING Marsico Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	163,645.665	$ 16.71	$ 2,734,519
Class B	424,365.570	10.69	4,536,468
	588,011.235		$ 7,270,987
ING Marsico International Opportunities Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	319,636.175	$ 14.36	$ 4,589,975
Class B	368,927.725	14.99	5,530,227
ING Corporate Advantage VUL	2,209.695	14.99	33,123
	690,773.595		$ 10,153,325
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	164,239.299	$ 14.96	$ 2,457,020
Class B	153,306.400	17.62	2,701,259
	317,545.699		$ 5,158,279
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Class A	370,499.232	$ 17.28	$ 6,402,227
Class B	148,644.608	18.03	2,680,062
ING Corporate Advantage VUL	204.144	18.03	3,681
	519,347.984		$ 9,085,970
ING PIMCO Total Return Bond Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,794,114.536	$ 12.27	$ 22,013,785
Class B	1,486,318.772	12.52	18,608,711
ING Corporate Advantage VUL	714.762	12.45	8,899
	3,281,148.070		$ 40,631,395
ING Pioneer Fund Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	126,093.783	$ 12.37	$ 1,559,780
Class B	44,063.091	12.91	568,855
	170,156.874		$ 2,128,635
ING Pioneer Mid Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	310,838.498	$ 12.51	$ 3,888,590
Class B	273,482.387	13.06	3,571,680
	584,320.885		$ 7,460,270

Division/Contract	Units	Unit Value	Extended Value
ING Retirement Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	726,440.282	$ 10.47	$ 7,605,830
Class B	1,775,172.596	10.56	18,745,823
ING Corporate Advantage VUL	6,114.007	10.56	64,564
	2,507,726.885		$ 26,416,217
ING Retirement Moderate Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	417,117.504	$ 10.61	$ 4,425,617
Class B	939,234.445	10.70	10,049,809
ING Corporate Advantage VUL	23,476.263	10.70	251,196
	1,379,828.212		$ 14,726,622
ING Retirement Moderate Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	470,466.414	$ 10.84	$ 5,099,856
Class B	313,895.127	10.94	3,434,013
ING Corporate Advantage VUL	3,408.689	10.94	37,291
	787,770.230		$ 8,571,160
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,180,400.934	$ 21.05	$ 24,847,440
Class B	1,286,768.599	22.65	29,145,309
ING Corporate Advantage VUL	954.808	14.63	13,969
	2,468,124.341		$ 54,006,718
ING T. Rowe Price Equity Income Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	663,795.869	$ 16.59	$ 11,012,373
Class B	649,343.407	16.13	10,473,909
	1,313,139.276		$ 21,486,282
ING U.S. Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	8,919,118.755	$ 12.18	$ 108,634,866
Class B	2,064,894.061	12.80	26,430,644
	10,984,012.816		$ 135,065,510
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Class A	266,223.936	$ 12.11	$ 3,223,972
Class B	388,341.703	12.64	4,908,639
ING Corporate Advantage VUL	2,872.626	12.57	36,109
	657,438.265		$ 8,168,720
ING Wells Fargo HealthCare Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	124,838.448	$ 12.08	$ 1,508,048
Class B	95,456.027	12.61	1,203,701
ING Corporate Advantage VUL	192.063	10.95	2,103
	220,486.538		$ 2,713,852

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	7,826.186	$ 15.17	$ 118,723
Class B	7,979.326	15.84	126,393
	15,805.512		$ 245,116
ING Baron Small Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	466,232.642	$ 13.28	$ 6,191,569
Class B	613,296.022	13.86	8,500,283
ING Corporate Advantage VUL	3,561.965	13.40	47,730
	1,083,090.629		$ 14,739,582
ING Columbia Small Cap Value Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	311,221.059	$ 10.52	$ 3,274,046
Class B	341,311.990	10.89	3,716,888
ING Corporate Advantage VUL	822.506	10.89	8,957
	653,355.555		$ 6,999,891
ING JPMorgan Mid Cap Value Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	237,622.171	$ 19.83	$ 4,712,048
Class B	372,902.027	21.01	7,834,672
ING Corporate Advantage VUL	3,880.336	13.60	52,773
	614,404.534		$ 12,599,493
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	2,728.283	$ 16.09	$ 43,898
Class B	2,913.199	17.05	49,670
	5,641.482		$ 93,568
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	253,613.543	$ 14.09	$ 3,573,415
Class B	809,046.038	14.70	11,892,977
ING Corporate Advantage VUL	144.258	14.52	2,095
	1,062,803.839		$ 15,468,487
ING Oppenheimer Global Strategic Income Portfolio - Service Class			
Contracts in accumulation period:			
Class A	768,974.267	$ 13.56	$ 10,427,291
Class B	453,570.518	14.15	6,418,023
ING Corporate Advantage VUL	3,005.789	14.24	42,802
	1,225,550.574		$ 16,888,116
ING PIMCO Total Return Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	402,786.884	$ 14.44	$ 5,816,243
Class B	442,024.424	15.30	6,762,974
ING Corporate Advantage VUL	904.053	14.38	13,000
	845,715.361		$ 12,592,217

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer High Yield Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	1,234,226.205	$ 13.90	$ 17,155,744
Class B	521,590.816	14.18	7,396,158
ING Corporate Advantage VUL	469.282	13.92	6,532
	1,756,286.303		$ 24,558,434
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	1,751,794.605	$ 14.97	$ 26,224,365
Class B	667,526.234	15.62	10,426,760
ING Corporate Advantage VUL	434.716	15.15	6,586
	2,419,755.555		$ 36,657,711
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	160,703.757	$ 11.34	$ 1,822,381
Class B	81,993.202	11.84	970,800
	242,696.959		$ 2,793,181
ING Van Kampen Comstock Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	169,443.191	$ 13.36	$ 2,263,761
Class B	304,790.768	14.26	4,346,316
ING Corporate Advantage VUL	3,545.354	11.50	40,772
	477,779.313		$ 6,650,849
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	53,950.672	$ 13.79	$ 743,980
Class B	75,328.755	14.72	1,108,839
ING Corporate Advantage VUL	145.232	13.51	1,962
	129,424.659		$ 1,854,781
ING Strategic Allocation Conservative Portfolio - Class I			
Contracts in accumulation period:			
Class A	7,470.650	$ 11.93	$ 89,125
Class B	130.153	12.51	1,628
	7,600.803		$ 90,753
ING Strategic Allocation Growth Portfolio - Class I			
Contracts in accumulation period:			
Class A	15,232.346	$ 12.00	$ 182,788
Class B	13,267.644	12.57	166,774
	28,499.990		$ 349,562
ING Strategic Allocation Moderate Portfolio - Class I			
Contracts in accumulation period:			
Class A	5,383.211	$ 11.97	$ 64,437
Class B	96,908.772	12.54	1,215,236
	102,291.983		$ 1,279,673

Division/Contract	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class I			
Contracts in accumulation period:			
Class A	113,382.185	$ 9.04	$ 1,024,975
Class B	456,022.085	9.25	4,218,204
ING Corporate Advantage VUL	355.207	14.75	5,239
	569,759.477		$ 5,248,418
ING Index Plus LargeCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	685,217.992	$ 11.67	$ 7,996,494
Class B	380,678.654	12.46	4,743,256
ING Corporate Advantage VUL	534.566	11.50	6,148
	1,066,431.212		$ 12,745,898
ING Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	307,734.450	$ 15.46	$ 4,757,575
Class B	312,196.139	16.51	5,154,358
ING Corporate Advantage VUL	740.730	13.15	9,741
	620,671.319		$ 9,921,674
ING Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	248,992.381	$ 14.98	$ 3,729,906
Class B	416,798.166	16.00	6,668,771
ING Corporate Advantage VUL	593.351	12.12	7,191
	666,383.898		$ 10,405,868
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Class A	1,254,751.328	$ 14.35	$ 18,005,682
Class B	195,458.011	14.53	2,840,005
ING Corporate Advantage VUL	776.542	14.53	11,283
	1,450,985.881		$ 20,856,970
ING Russell™ Large Cap Growth Index Portfolio - Class I			
Contracts in accumulation period:			
Class A	2,294,249.450	$ 14.30	$ 32,807,767
Class B	358,356.131	14.48	5,188,997
	2,652,605.581		$ 37,996,764
ING Russell™ Large Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Class A	56,146.475	$ 14.26	$ 800,649
Class B	57,864.616	14.44	835,565
	114,011.091		$ 1,636,214
ING Russell™ Large Cap Value Index Portfolio - Class I			
Contracts in accumulation period:			
Class A	201,361.423	$ 13.91	$ 2,800,937
Class B	135,374.292	14.09	1,907,424
	336,735.715		$ 4,708,361

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Growth Index Portfolio - Class I			
Contracts in accumulation period:			
Class A	121,232.380	$ 16.38	$ 1,985,786
Class B	55,577.570	16.59	922,032
	176,809.950		$ 2,907,818
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Class A	84,619.596	$ 11.03	$ 933,354
Class B	54,080.276	11.25	608,403
	138,699.872		$ 1,541,757
ING Small Company Portfolio - Class S			
Contracts in accumulation period:			
Class A	657,446.892	$ 10.66	$ 7,008,384
Class B	424,505.174	10.72	4,550,695
ING Corporate Advantage VUL	123.022	10.72	1,319
	1,082,075.088		$ 11,560,398
ING U.S. Bond Index Portfolio - Class I			
Contracts in accumulation period:			
Class A	182,156.464	$ 11.41	$ 2,078,405
Class B	118,180.040	11.64	1,375,616
	300,336.504		$ 3,454,021
ING MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Class A	57,575.834	$ 16.59	$ 955,183
Class B	109,649.353	17.86	1,958,337
	167,225.187		$ 2,913,520
ING SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Class A	248,617.104	$ 11.98	$ 2,978,433
Class B	302,484.332	12.89	3,899,023
ING Corporate Advantage VUL	1,640.508	16.45	26,986
	552,741.944		$ 6,904,442
Invesco V.I. Core Equity Fund - Series I Shares			
Contracts in accumulation period:			
Class A	606,157.508	$ 11.24	$ 6,813,210
Class B	84,124.945	11.64	979,214
	690,282.453		$ 7,792,424
M Business Opportunity Value Fund			
Contracts in accumulation period:			
Class A	153,436.016	$ 13.12	$ 2,013,081
Class B	28,823.270	14.01	403,814
	182,259.286		$ 2,416,895
M Capital Appreciation Fund			
Contracts in accumulation period:			
Class A	333,196.565	$ 20.50	$ 6,830,530
Class B	29,524.200	22.06	651,304
	362,720.765		$ 7,481,834

Division/Contract	Units	Unit Value	Extended Value
M International Equity Fund			
Contracts in accumulation period:			
Class A	752,337.212	$ 16.38	$ 12,323,284
Class B	31,617.575	17.63	557,418
	783,954.787		$ 12,880,702
M Large Cap Growth Fund			
Contracts in accumulation period:			
Class A	131,338.020	$ 12.74	$ 1,673,246
Class B	23,975.062	13.71	328,698
	155,313.082		$ 2,001,944
Neuberger Berman AMT Socially Responsive Portfolio® - Class I			
Contracts in accumulation period:			
Class A	22,755.311	$ 13.11	$ 298,322
Class B	40,970.704	13.68	560,479
	63,726.015		$ 858,801
Van Eck VIP Global Hard Assets Fund			
Contracts in accumulation period:			
Class A	118,305.578	$ 47.03	$ 5,563,911
Class B	40,913.601	46.91	1,919,257
	159,219.179		$ 7,483,168

10.   Financial Highlights

A summary of unit values, units outstanding and net assets for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
American Funds Insurance Series® Growth Fund - Class 2												
2010	2,846	$13.72	to	$19.42	$53,940	0.69%	0.00%	to	0.75%	17.80%	to	18.69%
2009	3,082	$11.56	to	$16.37	$49,315	0.64%	0.00%	to	0.75%	38.31%	to	39.45%
2008	3,224	$8.29	to	$11.74	$37,026	0.91%	0.00%	to	0.75%	-44.39%	to	-43.96%
2007	2,975	$14.80	to	$20.95	$61,155	0.85%	0.00%	to	0.75%	11.52%	to	12.38%
2006	2,599	$13.17	to	$18.65	$47,749	0.88%	0.00%	to	0.75%	9.41%	to	10.22%
American Funds Insurance Series® Growth-Income Fund - Class 2												
2010	1,643	$12.01	to	$16.67	$26,750	1.41%	0.00%	to	0.75%	10.61%	to	11.43%
2009	1,733	$10.78	to	$14.96	$25,339	1.51%	0.00%	to	0.75%	30.31%	to	31.23%
2008	1,937	$8.22	to	$11.40	$21,599	1.93%	0.00%	to	0.75%	-38.34%	to	-37.82%
2007	1,727	$13.22	to	$18.35	$31,094	1.67%	0.00%	to	0.75%	4.24%	to	5.10%
2006	1,457	$12.58	to	$17.46	$25,076	1.66%	0.00%	to	0.75%	14.33%	to	15.17%
American Funds Insurance Series® International Fund - Class 2												
2010	1,918	$15.67	to	$25.60	$47,770	1.94%	0.00%	to	0.75%	6.43%	to	7.20%
2009	1,978	$14.62	to	$23.88	$46,093	1.60%	0.00%	to	0.75%	42.03%	to	43.08%
2008	2,154	$10.22	to	$16.69	$35,150	2.02%	0.00%	to	0.75%	-42.56%	to	-42.10%
2007	2,161	$17.65	to	$28.84	$61,314	1.62%	0.00%	to	0.75%	19.13%	to	20.02%
2006	1,886	$14.71	to	$24.03	$44,727	1.91%	0.00%	to	0.75%	18.09%	to	19.02%
BlackRock Global Allocation V.I. Fund - Class III												
2010	1,047	$13.28	to	$13.45	$14,033	1.82%	0.00%	to	0.75%	8.94%	to	9.80%
2009	184	$12.19	to	$12.25	$2,253	(d)	0.00%	to	0.75%	(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Fidelity® VIP Equity-Income Portfolio - Service Class									
2010	356	$11.16 to	$11.65	$4,081	1.69%	0.00% to	0.75%	14.23% to	15.04%
2009	374	$9.77 to	$10.13	$3,733	2.47%	0.00% to	0.75%	29.06% to	30.05%
2008	348	$7.57 to	$7.79	$2,674	2.86%	0.00% to	0.75%	-43.17% to	-42.68%
2007	296	$13.30 to	$13.59	$3,978	2.46%	0.00% to	0.75%	0.68% to	1.45%
2006	123	$13.11 to	$13.40	$1,640	3.02%	0.00% to	0.75%	19.19% to	20.07%
Fidelity® VIP Contrafund® Portfolio - Service Class									
2010	1,484	$13.88 to	$14.49	$21,104	1.09%	0.00% to	0.75%	16.25% to	17.15%
2009	1,482	$11.94 to	$12.37	$18,036	1.32%	0.00% to	0.75%	34.61% to	35.64%
2008	1,420	$8.87 to	$9.12	$12,783	1.12%	0.00% to	0.75%	-43.03% to	-42.58%
2007	1,081	$15.50 to	$15.89	$16,998	1.03%	0.00% to	0.75%	16.63% to	17.53%
2006	627	$13.19 to	$13.52	$8,408	1.29%	0.00% to	0.75%	10.70% to	11.55%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class									
2010	31	$12.84 to	$13.41	$399	3.37%	0.00% to	0.75%	7.00% to	7.88%
2009	36	$12.00 to	$12.43	$431	8.70%	0.00% to	0.75%	14.83% to	15.63%
2008	38	$10.45 to	$10.75	$397	4.31%	0.00% to	0.75%	-3.95% to	-3.24%
2007	40	$10.88 to	$11.11	$439	4.39%	0.00% to	0.75%	3.52% to	4.42%
2006	49	$10.51 to	$10.64	$518	3.88%	0.00% to	0.75%	3.55% to	4.31%
ING Balanced Portfolio - Class I									
2010	889	$10.58 to	$10.96	$9,474	2.93%	0.00% to	0.75%	13.28% to	14.17%
2009	1,198	$9.34 to	$9.60	$11,250	4.42%	0.00% to	0.75%	18.38% to	19.25%
2008	1,358	$7.89 to	$8.05	$10,748	3.67%	0.00% to	0.75%	-28.66% to	-28.12%
2007	1,526	$11.06 to	$11.20	$16,904	2.83%	0.00% to	0.75%	4.83% to	5.56%
2006	1,827	$10.55 to	$10.61	$19,280	(a)	0.00% to	0.75%	(a)	
ING Intermediate Bond Portfolio - Class I									
2010	2,551	$12.83 to	$15.43	$38,121	4.92%	0.00% to	0.75%	9.06% to	9.85%
2009	2,793	$11.68 to	$14.05	$38,074	6.25%	0.00% to	0.75%	10.69% to	11.60%
2008	3,228	$10.47 to	$12.59	$39,558	7.39%	0.00% to	0.75%	-9.11% to	-8.48%
2007	1,668	$11.44 to	$13.76	$22,504	3.96%	0.00% to	0.75%	5.19% to	6.09%
2006	1,552	$10.79 to	$12.97	$19,808	4.33%	0.00% to	0.75%	3.30% to	4.01%

82

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Artio Foreign Portfolio - Institutional Class									
2010	1,297	$12.59 to	$13.14	$16,750	-	0.00% to	0.75%	6.33% to	7.18%
2009	1,348	$11.84 to	$12.26	$16,305	3.55%	0.00% to	0.75%	19.72% to	20.67%
2008	1,366	$9.89 to	$10.16	$13,704	-	0.00% to	0.75%	-43.87% to	-43.46%
2007	1,236	$17.62 to	$17.98	$21,963	0.31%	0.00% to	0.75%	15.84% to	16.75%
2006	903	$15.21 to	$15.40	$13,805	-	0.00% to	0.75%	28.68% to	29.63%
ING BlackRock Large Cap Growth Portfolio - Institutional Class									
2010	190	$11.67 to	$12.18	$2,254	0.50%	0.00% to	0.75%	12.75% to	13.62%
2009	169	$10.35 to	$10.72	$1,771	0.62%	0.00% to	0.75%	29.70% to	30.57%
2008	140	$7.98 to	$8.21	$1,126	0.19%	0.00% to	0.75%	-39.41% to	-38.91%
2007	154	$13.17 to	$13.44	$2,045	-	0.00% to	0.75%	6.30% to	7.09%
2006	73	$12.39 to	$12.55	$908	(a)	0.00% to	0.75%	(a)	
ING BlackRock Large Cap Value Portfolio - Institutional Class									
2010	538	$11.04 to	$11.61	$5,960	1.55%	0.00% to	0.75%	10.40% to	11.31%
2009	681	$10.00 to	$10.43	$6,835	0.76%	0.00% to	0.75%	12.36% to	13.12%
2008	904	$8.90 to	$9.22	$8,068	0.57%	0.00% to	0.75%	-35.65% to	-35.16%
2007	1,492	$13.83 to	$14.22	$20,672	0.56%	0.00% to	0.75%	3.75% to	4.56%
2006	1,741	$13.33 to	$13.60	$23,235	0.76%	0.00% to	0.75%	15.81% to	16.64%
ING Clarion Global Real Estate Portfolio - Service Class									
2010	1,192	$8.71 to	$9.17	$10,465	10.10%	0.00% to	0.75%	15.21% to	15.93%
2009	1,471	$7.56 to	$7.66	$11,179	2.15%	0.00% to	0.75%	32.40% to	33.45%
2008	1,558	$5.71 to	$5.92	$8,916	(c)	0.00% to	0.75%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING DFA Global Allocation Portfolio - Institutional Class									
2010	45	$10.62 to	$10.68	$483	(e)	0.00% to	0.75%	(e)	
2009	(e)	(e)		(e)	(e)	(e)		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING DFA World Equity Portfolio - Institutional Class												
2010	36	$9.02	to	$9.20	$334	1.83%	0.00%	to	0.75%	24.24%	to	25.17%
2009	14	$7.26	to	$7.35	$102	-	0.00%	to	0.75%	21.20%	to	22.09%
2008	5	$5.99	to	$6.02	$32	(c)	0.00%	to	0.75%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2010	1,824	$12.08	to	$14.35	$22,228	0.38%	0.00%	to	0.75%	27.70%	to	28.58%
2009	1,836	$9.46	to	$11.16	$17,475	0.70%	0.00%	to	0.75%	38.51%	to	39.67%
2008	1,800	$6.83	to	$7.99	$12,341	1.24%	0.00%	to	0.75%	-39.45%	to	-39.01%
2007	1,888	$11.28	to	$13.10	$21,328	0.27%	0.00%	to	0.75%	13.94%	to	14.87%
2006	1,918	$9.90	to	$11.41	$19,003	(a)	0.00%	to	0.75%		(a)	
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class												
2010	71	$9.64	to	$9.84	$692	0.74%	0.00%	to	0.75%	10.17%	to	10.94%
2009	381	$8.75	to	$8.87	$3,355	0.46%	0.00%	to	0.75%	29.63%	to	30.63%
2008	14	$6.75	to	$6.79	$95	(c)	0.00%	to	0.75%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Global Resources Portfolio - Institutional Class												
2010	757	$31.23	to	$34.91	$24,638	1.01%	0.00%	to	0.75%	21.05%	to	21.99%
2009	510	$17.38	to	$28.84	$13,899	0.51%	0.00%	to	0.75%	36.75%	to	37.72%
2008	617	$12.62	to	$21.09	$12,233	2.43%	0.00%	to	0.75%	-41.27%	to	-40.80%
2007	527	$21.32	to	$35.91	$17,858	0.13%	0.00%	to	0.75%	32.61%	to	33.58%
2006	299	$15.96	to	$27.08	$7,648	0.43%	0.00%	to	0.75%	20.79%	to	21.75%
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2010	2,488	$15.61	to	$16.26	$39,420	0.67%	0.00%	to	0.75%	19.71%	to	20.62%
2009	2,557	$13.04	to	$13.48	$33,751	1.52%	0.00%	to	0.75%	70.68%	to	72.16%
2008	2,587	$7.64	to	$7.83	$19,906	2.66%	0.00%	to	0.75%	-51.52%	to	-51.18%
2007	2,459	$15.76	to	$16.04	$38,928	1.15%	0.00%	to	0.75%	37.76%	to	38.90%
2006	2,679	$11.44	to	$11.55	$30,686	(a)	0.00%	to	0.75%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class									
2010	1,749	$14.65 to	$16.48	$27,719	0.42%	0.00% to 0.75%		26.15% to	27.17%
2009	1,818	$11.52 to	$12.97	$22,778	0.72%	0.00% to 0.75%		26.45% to	27.43%
2008	1,983	$9.04 to	$10.18	$19,612	0.84%	0.00% to 0.75%		-30.18% to	-29.65%
2007	2,077	$12.86 to	$14.47	$29,389	0.34%	0.00% to 0.75%		-2.29% to	-1.56%
2006	2,362	$13.06 to	$14.70	$34,149	0.07%	0.00% to 0.75%		16.12% to	16.95%
ING Large Cap Growth Portfolio - Institutional Class									
2010	1,546	$15.52 to	$16.20	$24,199	0.40%	0.00% to 0.75%		13.70% to	14.57%
2009	1,777	$13.65 to	$14.14	$24,431	0.51%	0.00% to 0.75%		41.74% to	42.83%
2008	2,417	$9.63 to	$9.90	$23,428	0.49%	0.00% to 0.75%		-27.92% to	-27.37%
2007	2,418	$13.36 to	$13.63	$32,429	0.33%	0.00% to 0.75%		11.15% to	11.90%
2006	2,629	$12.02 to	$12.18	$31,669	-	0.00% to 0.75%		5.07% to	5.91%
ING Limited Maturity Bond Portfolio - Service Class									
2010	2,069	$11.75 to	$16.32	$27,718	3.78%	0.00% to 0.75%		2.35% to	3.16%
2009	2,123	$11.48 to	$15.82	$28,147	4.51%	0.00% to 0.75%		6.39% to	7.18%
2008	1,988	$10.79 to	$14.76	$24,216	6.80%	0.00% to 0.75%		-1.01% to	-0.18%
2007	2,060	$10.09 to	$14.80	$24,785	2.03%	0.00% to 0.75%		5.01% to	5.79%
2006	2,210	$10.38 to	$13.99	$25,152	6.59%	0.00% to 0.75%		3.08% to	3.86%
ING Liquid Assets Portfolio - Institutional Class									
2010	5,142	$11.27		$57,949	0.06%	0.75%		-0.70%	
2009	5,979	$11.35		$67,860	0.34%	0.75%		-0.26%	
2008	8,270	$11.38		$94,111	2.78%	0.75%		1.97%	
2007	6,946	$11.16		$77,520	5.49%	0.75%		4.40%	
2006	5,796	$10.69		$61,958	5.16%	0.75%		4.19%	
ING Liquid Assets Portfolio - Service Class									
2010	2,743	$11.55 to	$13.46	$36,858	-	-		-	
2009	3,032	$11.55 to	$13.46	$40,762	0.09%	-		0.35% to	0.37%
2008	3,075	$11.51 to	$13.41	$41,196	2.62%	-		2.40% to	2.44%
2007	2,463	$11.24 to	$13.09	$32,210	4.58%	-		4.89% to	4.95%
2006	2,050	$10.71 to	$12.48	$25,544	4.25%	-		4.70%	

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Lord Abbett Growth and Income Portfolio - Institutional Class									
2010	10	$15.77 to	$16.70	$154	0.66%	0.00% to	0.75%	16.64% to	17.52%
2009	11	$13.52 to	$14.21	$148	0.62%	0.00% to	0.75%	18.18% to	19.01%
2008	15	$11.44 to	$11.94	$177	3.34%	0.00% to	0.75%	-36.87% to	-36.39%
2007	16	$18.12 to	$18.77	$302	1.98%	0.00% to	0.75%	3.54% to	4.34%
2006	17	$17.50 to	$17.99	$305	0.57%	0.00% to	0.75%	17.06% to	17.89%
ING Marsico Growth Portfolio - Institutional Class									
2010	588	$10.69 to	$16.71	$7,271	0.75%	0.00% to	0.75%	19.19% to	20.11%
2009	616	$8.90 to	$14.02	$6,273	1.11%	0.00% to	0.75%	28.39% to	29.36%
2008	663	$6.88 to	$10.92	$5,388	0.85%	0.00% to	0.75%	-40.62% to	-40.23%
2007	604	$11.51 to	$18.39	$8,468	0.01%	0.00% to	0.75%	13.59% to	14.53%
2006	502	$10.05 to	$16.19	$6,212	-	0.00% to	0.75%	4.45% to	5.13%
ING Marsico International Opportunities Portfolio - Institutional Class									
2010	691	$14.36 to	$14.99	$10,153	1.60%	0.00% to	0.75%	13.07% to	13.91%
2009	705	$12.70 to	$13.16	$9,118	1.54%	0.00% to	0.75%	37.00% to	38.09%
2008	742	$9.27 to	$9.53	$6,968	1.20%	0.00% to	0.75%	-49.73% to	-49.34%
2007	1,183	$18.44 to	$18.81	$22,067	1.09%	0.00% to	0.75%	19.97% to	20.89%
2006	1,089	$15.37 to	$15.56	$16,842	(a)	0.00% to	0.75%	(a)	
ING MFS Total Return Portfolio - Institutional Class									
2010	318	$14.96 to	$17.62	$5,158	0.41%	0.00% to	0.75%	9.36% to	10.13%
2009	414	$11.31 to	$16.00	$6,126	2.78%	0.00% to	0.75%	17.22% to	18.17%
2008	410	$9.58 to	$13.54	$5,149	6.60%	0.00% to	0.75%	-22.72% to	-22.11%
2007	419	$12.30 to	$17.40	$6,735	3.04%	0.00% to	0.75%	3.42% to	4.32%
2006	416	$14.60 to	$16.68	$6,425	2.59%	0.00% to	0.75%	11.45% to	12.17%
ING MFS Utilities Portfolio - Service Class									
2010	519	$17.28 to	$18.03	$9,086	2.61%	0.00% to	0.75%	12.87% to	13.68%
2009	537	$15.31 to	$15.86	$8,294	4.89%	0.00% to	0.75%	31.76% to	32.83%
2008	699	$11.62 to	$11.94	$8,190	2.72%	0.00% to	0.75%	-38.16% to	-37.72%
2007	1,102	$18.79 to	$19.17	$20,837	0.74%	0.00% to	0.75%	26.45% to	27.38%
2006	1,010	$14.86 to	$15.05	$15,067	0.11%	0.00% to	0.75%	29.78% to	30.87%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING PIMCO Total Return Bond Portfolio - Institutional Class									
2010	3,281	$12.27 to	$12.52	$40,631	5.71%	0.00% to	0.75%	7.26% to	8.07%
2009	2,479	$11.44 to	$11.59	$28,533	4.86%	0.00% to	0.75%	13.83% to	14.64%
2008	573	$10.05 to	$10.11	$5,772	(c)	0.00% to	0.75%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING Pioneer Fund Portfolio - Institutional Class									
2010	170	$12.37 to	$12.91	$2,129	1.34%	0.00% to	0.75%	15.28% to	16.10%
2009	147	$10.73 to	$11.12	$1,590	1.58%	0.00% to	0.75%	23.48% to	24.52%
2008	122	$8.69 to	$8.93	$1,065	3.63%	0.00% to	0.75%	-35.00% to	-34.53%
2007	118	$13.37 to	$13.64	$1,580	1.22%	0.00% to	0.75%	4.53% to	5.33%
2006	95	$12.79 to	$12.95	$1,215	(a)	0.00% to	0.75%	(a)	
ING Pioneer Mid Cap Value Portfolio - Institutional Class									
2010	584	$12.51 to	$13.06	$7,460	1.02%	0.00% to	0.75%	17.24% to	18.19%
2009	756	$10.67 to	$11.05	$8,180	1.40%	0.00% to	0.75%	24.50% to	25.43%
2008	858	$8.57 to	$8.81	$7,432	2.11%	0.00% to	0.75%	-33.41% to	-32.90%
2007	948	$12.87 to	$13.13	$12,284	0.98%	0.00% to	0.75%	4.89% to	5.72%
2006	1,451	$12.27 to	$12.42	$17,861	0.25%	0.00% to	0.75%	11.95% to	12.70%
ING Retirement Growth Portfolio - Institutional Class									
2010	2,508	$10.47 to	$10.56	$26,416	0.46%	0.00% to	0.75%	11.26% to	12.10%
2009	2,814	$9.41 to	$9.42	$26,501	(d)	0.00% to	0.75%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
ING Retirement Moderate Growth Portfolio - Institutional Class									
2010	1,380	$10.61 to	$10.70	$14,727	0.52%	0.00% to	0.75%	10.52% to	11.34%
2009	1,323	$9.60 to	$9.61	$12,706	(d)	0.00% to	0.75%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Retirement Moderate Portfolio - Institutional Class												
2010	788	$10.84	to	$10.94	$8,571	0.63%	0.00%	to	0.75%	8.84%	to	9.73%
2009	752	$9.96	to	$9.97	$7,498	(d)	0.00%	to	0.75%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class												
2010	2,468	$14.63	to	$22.65	$54,007	1.76%	0.00%	to	0.75%	13.48%	to	14.34%
2009	2,850	$12.80	to	$19.81	$54,665	2.19%	0.00%	to	0.75%	32.59%	to	33.61%
2008	2,782	$9.58	to	$14.83	$39,993	5.16%	0.00%	to	0.75%	-27.89%	to	-27.31%
2007	2,564	$13.18	to	$20.41	$50,881	2.01%	0.00%	to	0.75%	3.91%	to	4.69%
2006	2,518	$12.59	to	$19.50	$47,838	1.47%	0.00%	to	0.75%	14.05%	to	14.91%
ING T. Rowe Price Equity Income Portfolio - Institutional Class												
2010	1,313	$16.13	to	$16.59	$21,486	1.86%	0.00%	to	0.75%	14.33%	to	15.21%
2009	1,339	$10.59	to	$14.51	$19,112	1.95%	0.00%	to	0.75%	24.34%	to	25.34%
2008	1,307	$8.45	to	$11.67	$14,929	5.51%	0.00%	to	0.75%	-35.95%	to	-35.51%
2007	1,167	$13.11	to	$18.22	$20,795	1.67%	0.00%	to	0.75%	2.53%	to	3.39%
2006	1,047	$12.68	to	$17.77	$18,204	1.52%	0.00%	to	0.75%	18.55%	to	19.37%
ING U.S. Stock Index Portfolio - Institutional Class												
2010	10,984	$12.18	to	$12.80	$135,066	1.49%	0.00%	to	0.75%	13.94%	to	14.70%
2009	12,302	$10.46	to	$11.16	$132,595	0.62%	0.00%	to	0.75%	25.18%	to	26.24%
2008	14,417	$8.29	to	$8.84	$123,899	3.80%	0.00%	to	0.75%	-37.57%	to	-37.10%
2007	14,715	$13.18	to	$14.06	$202,331	1.71%	0.00%	to	0.75%	4.51%	to	5.32%
2006	16,860	$13.09	to	$13.35	$221,375	1.54%	0.00%	to	0.75%	14.72%	to	15.48%
ING Van Kampen Growth and Income Portfolio - Service Class												
2010	657	$12.11	to	$12.64	$8,169	0.24%	0.00%	to	0.75%	11.72%	to	12.56%
2009	598	$10.84	to	$11.23	$6,631	1.31%	0.00%	to	0.75%	23.04%	to	23.95%
2008	557	$8.81	to	$9.06	$4,988	4.70%	0.00%	to	0.75%	-32.75%	to	-32.18%
2007	401	$13.10	to	$13.37	$5,311	1.51%	0.00%	to	0.75%	1.79%	to	2.61%
2006	285	$12.87	to	$13.03	$3,695	1.02%	0.00%	to	0.75%	15.12%	to	15.93%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Wells Fargo HealthCare Portfolio - Institutional Class												
2010	220	$10.95	to	$12.61	$2,714	-	0.00%	to	0.75%	6.43%	to	7.25%
2009	455	$10.21	to	$11.76	$5,253	-	0.00%	to	0.75%	19.47%	to	20.40%
2008	271	$8.48	to	$9.77	$2,589	0.49%	0.00%	to	0.75%	-29.00%	to	-28.48%
2007	199	$11.86	to	$13.66	$2,671	0.35%	0.00%	to	0.75%	7.90%	to	8.76%
2006	197	$10.91	to	$12.56	$2,450	(a)	0.00%	to	0.75%		(a)	
ING American Century Small-Mid Cap Value Portfolio - Initial Class												
2010	16	$15.17	to	$15.84	$245	1.20%	0.00%	to	0.75%	21.46%	to	22.41%
2009	20	$12.49	to	$12.94	$254	1.47%	0.00%	to	0.75%	35.03%	to	36.07%
2008	31	$9.25	to	$9.51	$291	1.00%	0.00%	to	0.75%	-26.94%	to	-26.39%
2007	40	$12.66	to	$12.92	$509	0.66%	0.00%	to	0.75%	-3.43%	to	-2.71%
2006	53	$13.11	to	$13.28	$699	0.02%	0.00%	to	0.75%	14.90%	to	15.78%
ING Baron Small Cap Growth Portfolio - Initial Class												
2010	1,083	$13.28	to	$13.86	$14,740	-	0.00%	to	0.75%	25.88%	to	26.81%
2009	873	$10.55	to	$10.93	$9,381	-	0.00%	to	0.75%	34.57%	to	35.51%
2008	913	$7.80	to	$8.07	$7,254	-	0.00%	to	0.75%	-41.58%	to	-41.09%
2007	834	$13.24	to	$13.70	$11,303	-	0.00%	to	0.75%	5.50%	to	6.37%
2006	479	$12.45	to	$12.88	$6,123	-	0.00%	to	0.75%	14.70%	to	15.52%
ING Columbia Small Cap Value Portfolio - Initial Class												
2010	653	$10.52	to	$10.89	$7,000	1.44%	0.00%	to	0.75%	24.50%	to	25.46%
2009	754	$8.45	to	$8.68	$6,448	1.21%	0.00%	to	0.75%	24.08%	to	25.07%
2008	748	$6.81	to	$6.94	$5,141	0.28%	0.00%	to	0.75%	-34.27%	to	-33.90%
2007	691	$10.36	to	$10.50	$7,200	0.16%	0.00%	to	0.75%	2.37%	to	3.24%
2006	642	$10.12	to	$10.17	$6,507	(a)	0.00%	to	0.75%		(a)	
ING JPMorgan Mid Cap Value Portfolio - Initial Class												
2010	614	$13.60	to	$21.01	$12,599	0.94%	0.00%	to	0.75%	22.41%	to	23.30%
2009	724	$11.03	to	$17.04	$12,046	1.33%	0.00%	to	0.75%	24.90%	to	25.94%
2008	911	$8.76	to	$13.53	$12,070	2.77%	0.00%	to	0.75%	-33.35%	to	-32.87%
2007	814	$13.05	to	$20.16	$16,098	0.76%	0.00%	to	0.75%	1.83%	to	2.60%
2006	762	$12.72	to	$19.65	$14,756	0.02%	0.00%	to	0.75%	15.96%	to	16.89%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class												
2010	6	$16.09	to	$17.05	$94	-	0.00%	to	0.75%	23.48%	to	24.45%
2009	6	$13.03	to	$13.70	$85	-	0.00%	to	0.75%	31.35%	to	32.37%
2008	9	$9.92	to	$10.35	$91	-	0.00%	to	0.75%	-39.66%	to	-39.22%
2007	11	$16.44	to	$17.03	$190	-	0.00%	to	0.75%	-2.32%	to	-1.62%
2006	15	$16.83	to	$17.31	$256	-	0.00%	to	0.75%	9.43%	to	10.33%
ING Oppenheimer Global Portfolio - Initial Class												
2010	1,063	$14.09	to	$14.70	$15,468	1.61%	0.00%	to	0.75%	15.21%	to	16.07%
2009	602	$12.23	to	$12.67	$7,514	2.87%	0.00%	to	0.75%	38.51%	to	39.62%
2008	882	$8.83	to	$9.08	$7,911	2.03%	0.00%	to	0.75%	-40.74%	to	-40.30%
2007	432	$14.90	to	$15.21	$6,493	1.13%	0.00%	to	0.75%	5.75%	to	6.59%
2006	377	$14.09	to	$14.27	$5,343	0.07%	0.00%	to	0.75%	17.12%	to	18.03%
ING Oppenheimer Global Strategic Income Portfolio - Service Class												
2010	1,226	$13.56	to	$14.24	$16,888	3.12%	0.00%	to	0.75%	14.72%	to	15.58%
2009	1,350	$11.82	to	$12.32	$16,156	3.77%	0.00%	to	0.75%	20.37%	to	21.29%
2008	1,220	$9.82	to	$10.16	$12,087	6.55%	0.00%	to	0.75%	-16.35%	to	-15.68%
2007	782	$11.74	to	$12.05	$9,232	4.46%	0.00%	to	0.75%	7.81%	to	8.61%
2006	579	$10.89	to	$11.10	$6,319	0.11%	0.00%	to	0.75%	7.40%	to	8.24%
ING PIMCO Total Return Portfolio - Initial Class												
2010	846	$14.38	to	$15.30	$12,592	3.24%	0.00%	to	0.75%	7.04%	to	7.82%
2009	1,050	$13.34	to	$14.19	$14,513	2.96%	0.00%	to	0.75%	12.04%	to	12.96%
2008	1,572	$11.81	to	$12.57	$19,285	5.12%	0.00%	to	0.75%	-0.66%	to	0.16%
2007	1,822	$11.80	to	$12.55	$22,375	3.52%	0.00%	to	0.75%	8.80%	to	9.61%
2006	1,608	$10.77	to	$11.45	$18,083	2.17%	0.00%	to	0.75%	3.44%	to	4.19%
ING Pioneer High Yield Portfolio - Initial Class												
2010	1,756	$13.90	to	$14.18	$24,558	5.87%	0.00%	to	0.75%	18.10%	to	19.08%
2009	1,981	$11.69	to	$11.92	$23,386	8.42%	0.00%	to	0.75%	65.77%	to	67.18%
2008	2,538	$7.00	to	$7.13	$18,043	(c)	0.00%	to	0.75%	(c)		
2007	(c)	(c)			(c)	(c)	(c)			(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		

90

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class									
2010	2,420	$14.97 to	$15.62	$36,658	0.27%	0.00% to 0.75%		27.62% to	28.45%
2009	2,750	$11.73 to	$12.16	$32,561	0.41%	0.00% to 0.75%		45.35% to	46.51%
2008	2,908	$8.05 to	$8.30	$23,626	0.48%	0.00% to 0.75%		-43.61% to	-43.15%
2007	3,130	$14.17 to	$14.60	$44,992	0.19%	0.00% to 0.75%		12.50% to	13.35%
2006	3,405	$12.72 to	$12.88	$43,418	-	0.00% to 0.75%		8.35% to	9.15%
ING UBS U.S. Large Cap Equity Portfolio - Initial Class									
2010	243	$11.34 to	$11.84	$2,793	0.57%	0.00% to 0.75%		12.61% to	13.41%
2009	570	$10.07 to	$10.44	$5,909	1.74%	0.00% to 0.75%		30.78% to	31.82%
2008	284	$7.70 to	$7.92	$2,231	3.40%	0.00% to 0.75%		-40.22% to	-39.77%
2007	172	$12.88 to	$13.15	$2,237	0.42%	0.00% to 0.75%		0.39% to	1.23%
2006	495	$12.83 to	$12.99	$6,389	0.52%	0.00% to 0.75%		13.64% to	14.45%
ING Van Kampen Comstock Portfolio - Initial Class									
2010	478	$11.50 to	$14.26	$6,651	1.50%	0.00% to 0.75%		14.48% to	15.37%
2009	549	$9.97 to	$12.36	$6,640	3.02%	0.00% to 0.75%		27.96% to	28.98%
2008	627	$7.73 to	$9.59	$5,889	4.37%	0.00% to 0.75%		-36.84% to	-36.32%
2007	746	$12.15 to	$15.06	$10,999	1.54%	0.00% to 0.75%		-2.76% to	-2.08%
2006	803	$12.41 to	$15.38	$12,130	1.10%	0.00% to 0.75%		15.38% to	16.25%
ING Van Kampen Equity and Income Portfolio - Initial Class									
2010	129	$13.51 to	$14.72	$1,855	1.66%	0.00% to 0.75%		11.48% to	12.30%
2009	184	$12.03 to	$13.11	$2,366	1.87%	0.00% to 0.75%		21.75% to	22.75%
2008	202	$9.81 to	$10.68	$2,118	5.20%	0.00% to 0.75%		-23.90% to	-23.36%
2007	226	$12.80 to	$13.94	$3,112	2.63%	0.00% to 0.75%		2.77% to	3.57%
2006	195	$12.36 to	$13.46	$2,601	2.54%	0.00% to 0.75%		11.79% to	12.64%
ING Strategic Allocation Conservative Portfolio - Class I									
2010	8	$11.93 to	$12.51	$91	4.23%	0.00% to 0.75%		10.16% to	11.10%
2009	9	$10.83 to	$11.26	$98	8.56%	0.00% to 0.75%		17.08% to	17.91%
2008	10	$9.25 to	$9.55	$89	4.67%	0.00% to 0.75%		-24.18% to	-23.60%
2007	10	$12.20 to	$12.50	$125	2.61%	0.00% to 0.75%		4.99% to	5.84%
2006	16	$11.62 to	$11.81	$181	3.36%	0.00% to 0.75%		7.59% to	8.35%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Strategic Allocation Growth Portfolio - Class I									
2010	28	$12.00 to	$12.57	$350	3.30%	0.00% to	0.75%	12.25% to	13.04%
2009	40	$10.69 to	$11.12	$439	12.10%	0.00% to	0.75%	24.30% to	25.23%
2008	81	$8.60 to	$8.88	$718	2.79%	0.00% to	0.75%	-36.53% to	-36.07%
2007	141	$13.55 to	$13.89	$1,938	1.73%	0.00% to	0.75%	4.23% to	5.07%
2006	152	$13.00 to	$13.22	$1,994	2.32%	0.00% to	0.75%	12.36% to	13.18%
ING Strategic Allocation Moderate Portfolio - Class I									
2010	102	$11.97 to	$12.54	$1,280	4.09%	0.00% to	0.75%	11.25% to	11.96%
2009	136	$10.76 to	$11.20	$1,507	9.14%	0.00% to	0.75%	20.90% to	21.87%
2008	149	$8.90 to	$9.19	$1,358	3.16%	0.00% to	0.75%	-31.01% to	-30.48%
2007	157	$12.90 to	$13.22	$2,064	2.52%	0.00% to	0.75%	4.71% to	5.51%
2006	292	$12.32 to	$12.53	$3,645	2.14%	0.00% to	0.75%	10.30% to	11.18%
ING Growth and Income Portfolio - Class I									
2010	570	$9.04 to	$14.75	$5,248	1.12%	0.00% to	0.75%	13.28% to	14.16%
2009	548	$7.98 to	$12.92	$4,434	2.66%	0.00% to	0.75%	29.34% to	30.39%
2008	2	$6.17 to	$6.22	$10	-	0.00% to	0.75%	-38.11% to	-37.68%
2007	2	$9.97 to	$9.98	$16	(b)	0.00% to	0.75%	(b)	
2006	(b)	(b)		(b)	(b)	(b)		(b)	
ING Index Plus LargeCap Portfolio - Class I									
2010	1,066	$11.50 to	$12.46	$12,746	1.78%	0.00% to	0.75%	13.08% to	13.97%
2009	988	$10.09 to	$10.94	$10,431	3.04%	0.00% to	0.75%	22.27% to	23.20%
2008	1,011	$8.19 to	$8.88	$8,704	2.01%	0.00% to	0.75%	-37.67% to	-37.19%
2007	1,021	$13.04 to	$14.14	$14,041	1.22%	0.00% to	0.75%	4.23% to	5.05%
2006	1,022	$12.99 to	$13.46	$13,429	0.60%	0.00% to	0.75%	13.75% to	14.55%
ING Index Plus MidCap Portfolio - Class I									
2010	621	$13.15 to	$16.51	$9,922	1.41%	0.00% to	0.75%	20.97% to	21.94%
2009	818	$10.79 to	$13.54	$10,716	1.65%	0.00% to	0.75%	30.67% to	31.75%
2008	960	$8.19 to	$10.28	$9,579	1.40%	0.00% to	0.75%	-37.98% to	-37.58%
2007	970	$13.12 to	$16.47	$15,574	0.77%	0.00% to	0.75%	4.64% to	5.51%
2006	947	$12.44 to	$15.61	$14,470	0.47%	0.00% to	0.75%	8.65% to	9.47%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Index Plus SmallCap Portfolio - Class I									
2010	666	$12.12 to	$16.00	$10,406	0.78%	0.00% to	0.75%	21.89% to	22.92%
2009	831	$9.86 to	$13.02	$10,546	1.71%	0.00% to	0.75%	23.89% to	24.83%
2008	807	$7.90 to	$10.43	$8,217	0.96%	0.00% to	0.75%	-34.04% to	-33.57%
2007	847	$15.04 to	$15.70	$13,004	0.43%	0.00% to	0.75%	-6.93% to	-6.27%
2006	888	$12.68 to	$16.75	$14,562	0.29%	0.00% to	0.75%	12.93% to	13.87%
ING International Index Portfolio - Class S									
2010	1,451	$14.35 to	$14.53	$20,857	3.29%	0.00% to	0.75%	6.77% to	7.63%
2009	1,685	$13.44 to	$13.50	$22,654	(d)	0.00% to	0.75%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
ING Russell™ Large Cap Growth Index Portfolio - Class I									
2010	2,653	$14.30 to	$14.48	$37,997	0.63%	0.00% to	0.75%	11.89% to	12.77%
2009	2,988	$12.78 to	$12.84	$38,213	(d)	0.00% to	0.75%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
ING Russell™ Large Cap Index Portfolio - Class I									
2010	114	$14.26 to	$14.44	$1,636	4.83%	0.00% to	0.75%	11.32% to	12.20%
2009	176	$12.81 to	$12.87	$2,255	(d)	0.00% to	0.75%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
ING Russell™ Large Cap Value Index Portfolio - Class I									
2010	337	$13.91 to	$14.09	$4,708	1.53%	0.00% to	0.75%	10.48% to	11.38%
2009	385	$12.59 to	$12.65	$4,862	(d)	0.00% to	0.75%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Mid Cap Growth Index Portfolio - Class I												
2010	177	$16.38	to	$16.59	$2,908	0.32%	0.00%	to	0.75%	25.33%	to	26.26%
2009	160	$13.07	to	$13.14	$2,095	(d)	0.00%	to	0.75%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Small Cap Index Portfolio - Class I												
2010	139	$11.03	to	$11.25	$1,542	0.67%	0.00%	to	0.75%	25.48%	to	26.40%
2009	131	$8.79	to	$8.90	$1,159	-	0.00%	to	0.75%	25.75%	to	26.60%
2008	34	$6.99	to	$7.03	$239	(c)	0.00%	to	0.75%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Small Company Portfolio - Class S												
2010	1,082	$10.66	to	$10.72	$11,560	(e)	0.00%	to	0.75%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING U.S. Bond Index Portfolio - Class I												
2010	300	$11.41	to	$11.64	$3,454	2.85%	0.00%	to	0.75%	5.36%	to	6.11%
2009	458	$10.83	to	$10.97	$4,975	2.34%	0.00%	to	0.75%	5.04%	to	5.89%
2008	188	$10.31	to	$10.36	$1,942	(c)	0.00%	to	0.75%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING MidCap Opportunities Portfolio - Class I												
2010	167	$16.59	to	$17.86	$2,914	0.68%	0.00%	to	0.75%	29.31%	to	30.36%
2009	197	$12.83	to	$13.70	$2,639	0.23%	0.00%	to	0.75%	40.37%	to	41.53%
2008	271	$9.14	to	$9.68	$2,562	-	0.00%	to	0.75%	-38.08%	to	-37.63%
2007	138	$14.76	to	$15.52	$2,115	-	0.00%	to	0.75%	24.77%	to	25.67%
2006	208	$11.83	to	$12.35	$2,526	-	0.00%	to	0.75%	7.06%	to	7.86%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING SmallCap Opportunities Portfolio - Class I									
2010	553	$11.98 to	$16.45	$6,904	-	0.00% to	0.75%	31.36% to	32.34%
2009	813	$9.12 to	$12.43	$7,675	-	0.00% to	0.75%	30.10% to	31.09%
2008	523	$7.01 to	$9.49	$3,771	-	0.00% to	0.75%	-34.97% to	-34.46%
2007	437	$10.78 to	$14.48	$4,826	-	0.00% to	0.75%	9.22% to	10.10%
2006	386	$9.87 to	$13.16	$3,881	-	0.00% to	0.75%	11.78% to	12.57%
Invesco V.I. Core Equity Fund - Series I Shares									
2010	690	$11.24 to	$11.64	$7,792	0.92%	0.00% to	0.75%	8.81% to	9.60%
2009	846	$10.33 to	$10.62	$8,770	1.67%	0.00% to	0.75%	27.22% to	28.26%
2008	1,042	$8.12 to	$8.28	$8,477	2.01%	0.00% to	0.75%	-30.66% to	-30.13%
2007	1,345	$11.71 to	$11.85	$15,770	1.03%	0.00% to	0.75%	7.33% to	8.12%
2006	1,729	$10.91 to	$10.96	$18,879	(a)	0.00% to	0.75%	(a)	
M Business Opportunity Value Fund									
2010	182	$13.12 to	$14.01	$2,417	0.70%	0.00% to	0.75%	8.43% to	9.28%
2009	198	$12.10 to	$12.82	$2,426	0.86%	0.00% to	0.75%	23.60% to	24.59%
2008	246	$9.79 to	$10.29	$2,433	0.04%	0.00% to	0.75%	-34.95% to	-34.50%
2007	207	$15.05 to	$15.71	$3,134	0.64%	0.00% to	0.75%	4.66% to	5.44%
2006	216	$14.38 to	$14.90	$3,118	0.49%	0.00% to	0.75%	13.05% to	13.91%
M Capital Appreciation Fund									
2010	363	$20.50 to	$22.06	$7,482	0.18%	0.00% to	0.75%	26.08% to	27.00%
2009	418	$16.26 to	$17.37	$6,822	0.05%	0.00% to	0.75%	47.42% to	48.59%
2008	498	$11.03 to	$11.69	$5,507	-	0.00% to	0.75%	-42.43% to	-42.01%
2007	557	$19.16 to	$20.16	$10,708	-	0.00% to	0.75%	11.07% to	11.94%
2006	574	$17.25 to	$18.01	$9,924	-	0.00% to	0.75%	15.46% to	16.34%
M International Equity Fund									
2010	784	$16.38 to	$17.63	$12,881	3.05%	0.00% to	0.75%	3.80% to	4.63%
2009	861	$15.78 to	$16.85	$13,630	2.28%	0.00% to	0.75%	24.35% to	25.28%
2008	966	$12.69 to	$13.45	$12,297	3.47%	0.00% to	0.75%	-40.28% to	-39.85%
2007	997	$21.25 to	$22.36	$21,250	2.08%	0.00% to	0.75%	7.16% to	8.02%
2006	1,019	$19.83 to	$20.70	$20,249	1.45%	0.00% to	0.75%	25.82% to	26.76%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
M Large Cap Growth Fund												
2010	155	$12.74	to	$13.71	$2,002	0.39%	0.00%	to	0.75%	22.15%	to	23.07%
2009	250	$10.43	to	$11.14	$2,644	0.63%	0.00%	to	0.75%	36.34%	to	37.36%
2008	314	$7.65	to	$8.11	$2,435	0.03%	0.00%	to	0.75%	-49.34%	to	-48.96%
2007	244	$15.10	to	$15.89	$3,715	0.35%	0.00%	to	0.75%	21.48%	to	22.42%
2006	289	$12.43	to	$12.98	$3,615	0.63%	0.00%	to	0.75%	7.71%	to	8.53%
Neuberger Berman AMT Socially Responsive Portfolio® - Class I												
2010	64	$13.11	to	$13.68	$859	-	0.00%	to	0.75%	21.95%	to	22.80%
2009	46	$10.75	to	$11.14	$501	2.32%	0.00%	to	0.75%	30.46%	to	31.39%
2008	33	$8.24	to	$8.48	$274	2.58%	0.00%	to	0.75%	-39.90%	to	-39.43%
2007	19	$13.62	to	$14.00	$268	-	0.00%	to	0.75%	6.78%	to	7.61%
2006	7	$12.84	to	$13.01	$89	0.13%	0.00%	to	0.75%	12.83%	to	13.72%
Van Eck VIP Global Hard Assets Fund												
2010	159	$46.91	to	$47.03	$7,483	0.34%	0.00%	to	0.75%	28.25%	to	29.23%
2009	181	$36.30	to	$36.67	$6,613	0.28%	0.00%	to	0.75%	56.38%	to	57.55%
2008	228	$23.04	to	$23.45	$5,321	0.37%	0.00%	to	0.75%	-46.53%	to	-46.13%
2007	297	$42.77	to	$43.86	$12,940	0.12%	0.00%	to	0.75%	44.28%	to	45.38%
2006	417	$29.42	to	$30.40	$12,593	0.08%	0.00%	to	0.75%	23.58%	to	24.50%

(a) As investment Division had no investments until 2006, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2007, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

FINANCIAL STATEMENTS — STATUTORY BASIS
Security Life of Denver Insurance Company
For the years ended December 31, 2010, 2009 and 2008
with Report of Independent Registered Public Accounting Firm

SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements – Statutory Basis
December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory basis balance sheets of Security Life of Denver Insurance Company (the "Company," wholly owned direct subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2010 and 2009, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Security Life of Denver Insurance Company at December 31, 2010 and 2009, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2010.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for loan-backed and structured securities and income taxes in 2009.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 1, 2011

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2010	**2009**
	(In Thousands)	
Admitted Assets		
Cash and invested assets:		
Bonds	$ 10,414,592	$ 12,962,785
Bonds - securities loaned	1,492,332	-
Preferred stocks	14,769	27,000
Common stocks	91,826	94,026
Subsidiaries	113,031	104,751
Mortgage loans	1,315,495	1,637,153
Contract loans	1,261,741	1,282,997
Derivatives	114,317	71,179
Securities lending collateral	69,567	-
Other invested assets	850,563	860,892
Cash and short term investments	1,385,953	1,329,259
Total cash and invested assets	17,124,186	18,370,042
Deferred and uncollected premiums, less loading (2010-$1,278; 2009-$1,002)	(58,307)	(4,673)
Accrued investment income	145,902	165,155
Reinsurance balances recoverable	415,790	443,444
Tax recoverable (including $0 and $113,377 on realized capital losses at December 31, 2010 and 2009, respectively)	-	10,796
Indebtedness from related parties	20,839	291,998
Net deferred tax asset	202,396	163,320
Other assets	23,001	29,345
Separate account assets	1,377,508	1,300,951
Total admitted assets	$ 19,251,315	$ 20,770,378

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2010	2009
	(In Thousands, except share amounts)	
Liabilities and Capital and Surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 10,638,084	$ 10,734,608
Accident and health reserves	116,829	130,620
Deposit type contracts	2,884,445	3,819,514
Policy and contract claims	146,099	205,421
Total policy and contract liabilities	13,785,457	14,890,163
Accounts payable and accrued expenses	51,763	64,837
Reinsurance balances	821,954	1,008,514
Current federal income taxes payable (including $2,861 and $0 on realized capital losses at December 31, 2010 and 2009, respectively)	1,982	-
Indebtedness to related parties	38,439	34,382
Asset valuation reserve	174,718	19,422
Borrowed money	211,252	1,430,272
Net transfers to separate accounts	(57,323)	(64,406)
Derivatives	49,582	236,045
Payable for securities lending	1,190,354	-
Other liabilities	148,590	152,726
Separate account liabilities	1,377,508	1,300,951
Total liabilities	17,794,276	19,072,906
Capital and surplus:		
Common stock: authorized 149 shares of $20,000 par value; 144 shares issued and outstanding	2,880	2,880
Special surplus funds	72,595	74,195
Surplus notes	165,032	165,032
Paid in and contributed surplus	1,703,584	1,703,584
Unassigned deficit	(487,052)	(248,219)
Total capital and surplus	1,457,039	1,697,472
Total liabilities and capital and surplus	$ 19,251,315	$ 20,770,378

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Operations – Statutory Basis

| | Year ended December 31 | | |
	2010	2009	2008
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 2,180,118	$ 950,541	$ 1,347,952
Net investment income	767,889	841,867	1,037,074
Amortization of interest maintenance reserve	(47,404)	(9,894)	(13,860)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	102,476	227,504	354,502
Other revenue	88,307	160,196	83,984
Total premiums and other revenues	3,091,386	2,170,214	2,809,652
Benefits paid or provided:			
Death benefits	217,129	205,235	184,854
Annuity benefits	53,394	63,663	79,367
Disability benefits	81,901	277,212	96,725
Surrender benefits and withdrawals	2,256,495	1,706,010	1,061,380
Interest on policy or contract funds	76,856	(73,665)	184,013
Other benefits	899	739	753
(Decrease) increase in life and annuity reserves	(110,354)	(799,425)	398,004
Net transfers to (from) separate accounts	5,868	(15,204)	106,093
Total benefits paid or provided	2,582,188	1,364,565	2,111,189
Insurance expenses and other deductions:			
Commissions	365,904	380,893	365,938
General expenses	89,497	95,315	113,340
Insurance taxes, licenses and fees	16,353	17,604	22,492
Other deductions	53,292	47,784	9,908
Total insurance expenses and other deductions	525,046	541,596	511,678
(Loss) gain from operations before policyholder dividends, federal income taxes and net realized capital losses	(15,848)	264,053	186,785
Dividends to policyholders	2,288	2,196	2,603
(Loss) gain from operations before federal income taxes and net realized capital losses	(18,136)	261,857	184,182
Federal income tax (benefit) expense	(18,121)	40,109	(37,012)
(Loss) gain from operations before net realized capital losses	(15)	221,748	221,194
Net realized capital losses	(339,922)	(198,013)	(183,629)
Net (loss) income	$ (339,937)	$ 23,735	$ 37,565

The accompanying notes are an integral part of these financial statements.

5

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

	Year ended December 31		
	2010	2009	2008
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,880	$ 2,880	$ 2,880
Special surplus funds:			
Balance at beginning of year	74,195	-	-
Change in admitted deferred tax asset per SSAP 10R	(1,600)	74,195	-
Balance at end of year	72,595	74,195	-
Surplus notes:			
Balance at beginning and end of year	165,032	165,032	165,032
Paid in and contributed surplus:			
Balance at beginning of year	1,703,584	1,443,584	1,233,584
Capital contributions	-	260,000	210,000
Balance at end of year	1,703,584	1,703,584	1,443,584
Unassigned (deficit) surplus:			
Balance at beginning of year	(248,219)	(172,542)	(85,446)
Net income	(339,937)	23,735	37,565
Change in net unrealized capital gains (losses)	283,557	(74,134)	(90,385)
Change in nonadmitted assets	(202,112)	(31,415)	(60,226)
Change in liability for reinsurance in unauthorized companies	728	6,970	(7,293)
Change in asset valuation reserve	(155,296)	29,081	86,877
Change in surplus in separate account statements	-	2,213	-
Cumulative effect of change in accounting principle	-	(6,081)	-
Change in net deferred income tax	189,637	(39,559)	(2,109)
Amortization of gain on reinsurance	(13,118)	(13,250)	(48,734)
Change in reserve on account of change in valuation basis	-	27,867	-
Additional minimum pension liability	(2,292)	(1,104)	(2,791)
Balance at end of year	(487,052)	(248,219)	(172,542)
Total capital and surplus	$ 1,457,039	$ 1,697,472	$ 1,438,954

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

| | Year ended December 31 | | |
	2010	2009	2008
	(In Thousands)		
Operating Activities:			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 2,214,377	$ 1,211,683	$ 1,036,492
Net investment income received	718,542	939,901	1,154,539
Commissions and expenses paid	(419,697)	(451,373)	(531,774)
Benefits paid	(2,688,568)	(2,441,351)	(1,492,358)
Net transfers from (to) separate accounts	1,206	8,363	(91,000)
Dividends paid to policyholders	(2,330)	(2,692)	(3,056)
Federal income taxes recovered	29,395	95,494	17,881
Miscellaneous income	167,913	265,468	339,760
Net cash provided (used in) by operations	20,838	(374,507)	430,484
Investment Activities			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	3,198,330	5,305,769	6,780,514
Stocks	25,057	143,376	257,193
Mortgage loans	333,300	249,456	436,419
Real estate	-	-	6,138
Other invested assets	132,933	103,222	22,528,528
Net gain on cash and short term investments	2	19	726
Miscellaneous proceeds	32,391	61,270	90,535
Total proceeds from sales, maturities, or repayments of investments:	3,722,013	5,863,112	30,100,053
Cost of investments acquired:			
Bonds	2,342,326	2,722,881	6,224,006
Stocks	5,615	38,614	249,393
Mortgage loans	13,700	11,298	320,779
Other invested assets	85,758	40,904	22,453,771
Miscellaneous applications	313,264	271,198	89,472
Total cost of investments acquired	2,760,663	3,084,895	29,337,421
Net decrease (increase) in contract loans	21,256	107,208	(43,481)
Net cash provided by investment activities	982,606	2,885,425	719,151
Financing and Miscellaneous Activities			
Other cash (applied) provided:			
Borrowed money	38,169	765,806	(101,488)
Net withdrawals on deposit type contracts	(935,069)	(3,307,462)	(1,079,213)
Capital and paid in surplus	260,000	210,000	-
Other cash (applied) provided	(309,850)	111,636	615,353
Net cash used in financing and miscellaneous activities	(946,750)	(2,220,020)	(565,348)
Net increase in cash and short term investments	56,694	290,898	584,287
Cash and short term investments:			
Beginning of year	1,329,259	1,038,361	454,074
End of year	$ 1,385,953	$ 1,329,259	$ 1,038,361

The accompanying notes are an integral part of these financial statements.

7

(Dollar amounts in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly owned direct subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), ("Parent"), a Delaware domiciled non-insurance holding company. The Company's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in the Netherlands.

Description of Business

The Company focuses on two markets: the advanced market and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include universal life and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, the U.S. Virgin Islands, and Puerto Rico (approved for reinsurance only). In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

Use of Estimates

The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Recently Adopted Accounting Principles

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles ("SSAP") No. 100, *Fair Value Measurements* (SSAP No. 100). This statement defines fair value, establishes a framework for measuring fair value and establishes the following disclosure requirements about fair value:

▪   Fair value measurements at the reporting date and the source of the fair value measurement;
▪   The level within the fair value hierarchy in which the fair value measurements fall;
▪   Significant transfers in and out of Level 3;
▪   Purchases, sales, issuances, and settlement in the Level 3 fair value measurements reconciliation;
▪   Fair value measurement disclosures for each class of assets and liabilities (i.e. disaggregated);
▪   Valuation techniques and inputs used for Level 1, Level 2 and Level 3 fair value measurements.

(Dollar amounts in millions, unless otherwise stated)

As this statement only pertains to additional disclosures, the adoption had no impact on the Company's Balance Sheet or Statement of Operations.

Effective December 31, 2010, the Company adopted SSAP No. 91R, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. The statement initially established statutory accounting principles for transfers and servicing of financial assets. Amendments to the statement were made in 2010 to clarify that the adequacy of collateralization should be measured based on the fair value of the collateral obtained. Under the revised standard, securities pledged as collateral that may be sold or repledged by the transferor or its agent are reclassified on the Company's balance sheet separately from assets not so encumbered. Reporting of collateral on the Company's balance sheet is determined by the administration of the program and is presented accordingly. The adoption of SSAP No. 91R had no impact on the net income or surplus of the Company. See Note 3 for additional discloses required by the standard.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes. This statement requires the Company to calculate admitted deferred tax assets based upon the gross admitted deferred asset to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement with the domiciliary state commissioner. If the Company's risk-based capital levels ("RBC"), after reflecting the above limitations, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement with the domiciliary state commissioner to 15% of capital and surplus for its most recently filed statement with the domiciliary state commissioner. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to total admitted assets and capital and surplus of $74.2. There was no change in net income or total liabilities. The increase in capital and surplus related to the cumulative effect of adopting this change in accounting principle is disclosed in a separate line in the Statements of Changes in Capital and Surplus.

Effective July 1, 2009, the Company adopted SSAP No. 43R, Loan-backed and Structured Securities. This statement provides guidance on recording other-than-temporary impairments ("OTTI") on loan-backed and structured securities. When the holder of a loan-backed or structured security with an unrealized loss position either has the intent to sell the security or does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security must be written down to fair value.

(Dollar amounts in millions, unless otherwise stated)

When the holder of a loan-backed or structured security in an unrealized loss position does not intend to sell the security and has the intent and ability to hold the security for a period of time sufficient to recover the amortized cost, the holder of the security must compare the present value of the expected future cash flows for this security to its amortized cost. If the present value of the expected future cash flows for the security is lower than its amortized cost, the security is written down to its present value of the expected future cash flows.

In both instances noted above, the total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest related portion shall be recorded through the IMR and the non-interest related portion shall be recorded through the AVR. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at July 1, 2009 were decreases in total admitted assets and capital and surplus of $6.1. This adoption had no impact on total liabilities and net income.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from United States generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held to maturity, trading or available for sale. Held to maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available for sale.

Management regularly reviews the value of the Company's investments in bonds and mandatorily redeemable preferred stocks. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other than temporary decline in value. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- Management's intent and ability to hold the security long enough for it to recover its value.

Based on the analysis, management makes a judgment as to whether the loss is other than temporary. If the loss is other than temporary, an impairment charge is recorded within

(Dollar amounts in millions, unless otherwise stated)

net realized investment gains (losses) in the Statements of Operations in the period the determination is made.

The Company invests in structured securities including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities in unrealized loss positions in the periods after the adoption of the SSAP No. 43R, *Loan-backed and Structured Securities,* management determines whether it has the intent to sell or the intent and ability to hold the security for a period of time sufficient to recover the amortized cost. If management has the intent and ability to hold the security to recovery, the Company must compare the present value of the expected future cash flows for this security to its amortized cost. If the present value of the expected future cash flows for the security is lower than its amortized cost, the security is written down to its present value of the expected future cash flows.

When an other-than-temporary impairment ("OTTI") is recorded because there is intent to sell or a holder does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest portion shall be recorded through the interest maintenance reserve ("IMR") and the non-interest portion shall be recorded through the asset valuation reserve ("AVR").

For these structured securities in periods prior the adoption of SSAP No. 43R, management compared the undiscounted projected future cash flows to the carrying value and an OTTI was considered to have occurred when the undiscounted cash flows were less than the carrying value.

For GAAP, when a decline in fair value is determined to be other-than-temporary, the loss which is calculated as the difference between the securities carrying value and fair value is recorded in net realized capital gains (losses) in its entirety or bifurcated between net realized capital gains (losses) and accumulated other comprehensive income, as appropriate.

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold.

SSAP No. 31, *Derivative Instruments,* applies to derivative transactions entered into prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* ("SSAP 86") for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP 86, derivatives that are deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging

(Dollar amounts in millions, unless otherwise stated)

transactions that do not meet the requirements of SSAP 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. For effective cash flow hedges, changes in fair value are credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value is recognized in income.

Valuation Reserves: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Interest Maintenance Reserve: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company's net deferral of IMR is negative and as such is reported as a component of other assets and completely nonadmitted in the accompanying Balance Sheets.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy

(Dollar amounts in millions, unless otherwise stated)

charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods ("CRVM") using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes. For statutory, losses are recognized immediately in income, with gains reported as a separate component of surplus and amortized over the remaining life of the business.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non operating software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited GAAP statements are not available or expected to be available are nonadmitted. Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated. All affiliated investments are included in the Consolidated Balance Sheets.

(Dollar amounts in millions, unless otherwise stated)

Employee Benefits: For purposes of calculating the Company's pensions and postretirement benefit obligations, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Policie*s: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse over the next year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. For periods after the adoption of SSAP No. 10R, *Income Taxes,* and assuming certain minimum thresholds are met, the formula allows the Company to consider the amount that is expected to reverse over the next three years rather than the single year under SSAP No. 10. SSAP No. 10R also requires the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not more likely than not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus and are recorded in other invested assets on the Balance Sheet. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the notes.

Mortgage Loans: Mortgage loans are reported at amortized cost, less write down for impairments. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure.

(Dollar amounts in millions, unless otherwise stated)

The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains (losses). Under GAAP, in addition to impairments of specific mortgage loans, an allowance is recorded for probable incurred, but not specifically identified, losses related to factors inherent in the lending process.

Cash and Other Invested Assets: Cash and short-term investments represent cash balances, demand deposits, and short term fixed maturity investments with initial maturities of one year or less at the date of acquisition. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less. Other invested assets include cash loaned through the Company's reciprocal loan program.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Loan-backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the effective interest method and includes anticipated prepayments. The retrospective adjustment method is used to determine the amortized cost for the majority of loan-backed and structured securities. For certain securities the prospective adjustment method is used, including interest only securities and securities that have experienced an other-than-temporary impairment.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value and nonredeemable preferred stocks are reported at fair value or the lower of cost or fair value.

Common stocks are reported at fair value, and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any

(Dollar amounts in millions, unless otherwise stated)

unamortized gains or losses are recognized when the underlying hedged items are sold. The unrealized gains and losses from derivatives not designated as accounting hedges are reported at fair value through surplus. Upon termination, interest related gains and losses are included in IMR and are amortized over the remaining lives of the derivatives; other gains and losses are added to the AVR. The Company enters into the following derivatives:

- *Interest rate caps and floors*: Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are received as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

- *Interest rate swaps:* Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

- *Foreign exchange swaps:* Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to foreign invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

Credit default swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86.

- *Credit default swaps:* Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

- *Forwards:* Forwards are acquired to hedge the Company's inverse portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the

(Dollar amounts in millions, unless otherwise stated)

Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards).

- *Swaptions:* Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

- *Options:* Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the options offset this increased expense. Put options are used to hedge the liability associated with embedded derivatives in certain variable annuity contracts and as part of a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. Options are reported at fair value.

SSAP No. 97, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP 97"), applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's non-insurance subsidiaries are reported at the GAAP basis of their net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited US GAAP statements are not available or expected to be available are nonadmitted. Management regularly reviews its SCA's to determine if an other-than-temporary impairment has occurred. During this review, management makes a judgment as to whether it is probable that the reporting entity will be unable to recover the carrying amount of the investment or there is evidence indicating inability of the investee to sustain earnings.

Contract loans are reported at unpaid principal balances.

The Company engages in reverse repurchase agreements. Such arrangements typically meet the requirements to be accounted for as financings. For reverse repurchase agreements, Company policies require that at all times during the respective agreement term, cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets from others. Cash collateral received is used for general liquidity purposes and the offsetting collateral liability is included in borrowed money on the Balance Sheets.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the fair value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned

(Dollar amounts in millions, unless otherwise stated)

to be maintained as collateral. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value fluctuates.

Short-term investments are reported at amortized cost which approximates fair value. Short-term investments include investments with maturities between one year and three months at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Residual collateralized mortgage obligations, which are included in other invested assets on the Balance Sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 1.5% to 11.3% for 2010.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

(Dollar amounts in millions, unless otherwise stated)

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $11.6 billion and $12.6 billion at December 31, 2010 and 2009, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $204.3 and $270.9 at December 31, 2010 and 2009, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

Participating Insurance: Participating business approximates less than 1% of the Company's ordinary life insurance in force and less than 1% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $2.3, $2.2 and $2.6 was incurred in 2010, 2009 and 2008, respectively.

Benefit Plans: The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

(Dollar amounts in millions, unless otherwise stated)

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31		
	2010		**2009**
	(In Thousands)		
Surplus note	$ 16,275	$	-
Other invested assets	15,262		15,671
Net deferred tax asset	209,809		203,447
IMR (if negative)	247,283		66,959
Agents' debit balances	5,977		3,310
Deferred and uncollected premium	1,351		2,248
Receivables from parent, subsidiaries and affiliates	17		272
Other	807		1,162
Total nonadmitted assets	$ 496,781	$	293,069

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2010. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2010.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company. There are no product classification differences under GAAP.

Reserves related to the Company's mortality risk are associated with life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $10.0 and $12.6 at December 31, 2010 and 2009, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

(Dollar amounts in millions, unless otherwise stated)

2.   Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Colorado Division of Insurance. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Colorado. The Colorado Commissioner of Insurance ("Commissioner") has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance. As of December 31, 2010, 2009, and 2008 the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3.   Investments

Fixed Maturities and Equity Securities

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2010:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,677,173	$ 12,451	$ 59,965	$ 1,629,659
States, municipalities, and political subdivisions	103,149	1,211	6,787	97,573
Foreign other (par value - $1,379,963)	1,361,361	128,233	9,485	1,480,109
Foreign government (par value - $97,257)	100,296	10,546	-	110,842
Public utilities securities	72,012	3,360	279	75,093
Corporate securities	3,614,520	229,041	25,262	3,818,299
Residential mortgage backed securities	3,040,599	404,272	277,910	3,166,961
Commercial mortgage backed securities	1,891,306	25,196	100,126	1,816,376
Other asset backed securities	89,942	9,665	2,836	96,771
Total fixed maturities	11,950,358	823,975	482,650	12,291,683
Preferred stocks	16,085	3,164	1,316	17,933
Common stocks	80,402	11,430	6	91,826
Total equity securities	96,487	14,594	1,322	109,759
Total	$ 12,046,845	$ 838,569	$ 483,972	$ 12,401,442
At December 31, 2009:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 742,076	$ 5,960	$ 64,988	$ 683,048
States, municipalities, and political subdivisions	110,610	237	7,137	103,710
Foreign other (par value - $1,839,743)	1,806,957	101,583	37,319	1,871,221
Foreign government (par value - $135,086)	128,869	10,800	4,040	135,629
Public utilities securities	73,284	3,279	738	75,825
Corporate securities	3,612,729	175,590	82,753	3,705,566
Residential backed securities	4,141,499	351,698	979,807	3,513,390
Commercial mortgage backed securities	2,416,046	9,739	680,433	1,745,352
Other asset backed securities	118,755	6,479	10,969	114,265
Total fixed maturities	13,150,825	665,365	1,868,184	11,948,006
Preferred stocks	28,925	2,050	5,526	25,449
Common stocks	86,487	8,426	887	94,026
Total equity securities	115,412	10,476	6,413	119,475
Total	$ 13,266,237	$ 675,841	$ 1,874,597	$ 12,067,481

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31		
	2010		**2009**
	(In Thousands)		
Cost or amortized cost	$ 11,950,358	$	13,150,825
Adjustment for below investment grade bonds	(43,434)		(188,040)
Carrying value	$ 11,906,924	$	12,962,785

Reconciliation of preferred stocks from amortized cost to carrying value is as follows:

	December 31		
	2010		**2009**
	(In Thousands)		
Cost or amortized cost	$ 16,085	$	28,925
Adjustment for below investment grade preferred stock	(1,316)		(1,925)
Carrying value	$ 14,769	$	27,000

The aggregate fair value of bonds with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 Months Below Cost	More than 6 Months and Less than 12 Months Below Cost	More than 12 Months Below Cost	Total
	(In Thousands)			
At December 31, 2010:				
Fair value	$ 1,386,481	$ 33,836	$ 2,415,550	$ 3,835,867
Unrealized loss	57,387	1,786	423,477	482,650
At December 31, 2009:				
Fair value	$ 2,855,433	$ 634,581	$ 2,149,126	$ 5,639,140
Unrealized loss	780,418	159,794	927,972	1,868,184

(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of investments in bonds at December 31, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Maturity:		
Due in 1 year or less	$ 227,691	$ 231,106
Due after 1 year through 5 years	1,766,433	1,874,173
Due after 5 years through 10 years	1,001,384	1,071,660
Due after 10 years	3,933,003	4,034,636
	6,928,511	7,211,575
Residential mortgage backed securities	3,040,599	3,166,961
Commercial mortgage backed securities	1,891,306	1,816,376
Other asset backed securities	89,942	96,771
Total	$ 11,950,358	$ 12,291,683

At December 31, 2010 and 2009, investments in certificates of deposit and bonds with an admitted asset value of $26.0 and $26.0, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). The Company issues non-putable funding agreements to the FHLB as part of a spread lending business within its general account. At December 31, 2010 and 2009, the Company had $1.1 billion and $1.3 billion, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. At December 31, 2010 and 2009, assets with a book value of $1.5 billion and $1.9 billion, respectively, collateralized the funding agreements to the FHLB. The Company also owned $68.1 million and $75.5 million of FHLB stock at December 31, 2010 and 2009, respectively. The FHLB funding capacity available to the Company at December 31, 2010 was $26.2 million.

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. The Company does have exposure to Residential Mortgage-Backed Securities ("RMBS") and asset-backed securities ("ABS"). Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A loans to include residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income. Commencing in the fourth quarter of 2007, the Company expanded its definition of Alt-A loans to include residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default. Further, during the fourth quarter of 2007, the industry coalesced around classifying any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime into the Alt-A category, and the Company is following that lead.

(Dollar amounts in millions, unless otherwise stated)

The market for securities collateralized by subprime mortgages has been in a period of extended distress and uncertainty with regards to credit performance. Underlying collateral has continued to reflect the problems associated with a housing market that has seen substantial price declines and an employment market that has declined significantly and remained under stress. Credit spreads have widened meaningfully from issuance and rating agency downgrades have been widespread and severe within the sector. Over the course of 2009 and 2010, price transparency and liquidity for bonds backed by subprime mortgages have improved with reduced volatility across broader risk markets. In managing its risk exposure to subprime mortgages, ING takes into account collateral performance and structural characteristics associated with its various positions. It constructs various scenarios to project forward looking cashflows for each bond. ING's views are updated quarterly to ensure other than temporary impairments are properly recorded.

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2010:

	Actual Cost		Book/Adjusted Carrying Value (Excluding Interest)		Fair Value		Other Than Temporary Impairment Losses Recognized	
	(In Thousands)							
Residential mortgage-backed securities	$	123,896	$	121,482	$	98,176	$	3,134
Structured securities		1,381,147		1,371,419		1,188,674		359,687
Total	$	1,505,043	$	1,492,901	$	1,286,850	$	362,821

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2009:

	Actual Cost		Book/Adjusted Carrying Value (Excluding Interest)		Fair Value		Other Than Temporary Impairment Losses Recognized	
	(In Thousands)							
Residential mortgage-backed securities	$	153,637	$	144,996	$	95,444	$	9,733
Structured securities		1,886,933		1,719,305		1,093,811		40,744
Total	$	2,040,570	$	1,864,301	$	1,189,255	$	50,477

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2010

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2008:

	Actual Cost		Book/Adjusted Carrying Value (Excluding Interest)		Fair Value		Other Than Temporary Impairment Losses Recognized
			(In Thousands)				
Residential mortgage-backed securities	$	1,119,806	$	1,116,175	$	678,478	$ 9,045
Structured securities		2,053,810		2,053,406		1,287,485	-
Total	$	3,173,616	$	3,169,581	$	1,965,963	$ 9,045

The Company did not have underwriting exposure to subprime mortgage risk through investments in subprime mortgage loans, Mortgage Guaranty or Financial Guaranty insurance coverage as of December 31, 2010.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion, including book value of approximately $683.0 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of 10% of par value. In addition, under the Back-up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company, remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic

26

(Dollar amounts in millions, unless otherwise stated)

transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as an invested asset and is reported in other invested assets on the Balance Sheet. The amount of the obligation as of December 31, 2010 and 2009 was $445.8 and $551.8, respectively.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of approximately $237.0 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009 contemporaneous with the closing of the ING-Dutch Transaction.

Since the Company had the intent to sell as of December 31, 2008, a portion of its Alt-A RMBS through the 80% participation interest in its Designated Securities Portfolio or as part of the Step 1 Cash Transfer, the Company evaluated the securities for impairment under INT 06-07: Definition of Phrase "Other Than Temporary" and SSAP No. 43, Loan-backed and Structured Securities. Per SSAP No. 43, the book value of the OTTI security must be written down to the estimated undiscounted future cash flows. In applying SSAP No. 43, the Company considered the estimated undiscounted future cash flows for the impairment test to be the remaining undiscounted cash flows on the security over its expected life. Since the estimated undiscounted future cash flow from these securities exceeded the carrying value of the securities at December 31, 2008, no impairment was recorded. The Company recorded a realized loss of $63.5 related to these transactions during the first quarter of 2009. See the ING Restructuring Plan disclosure in Commitments and Contingencies for more on this transaction.

(Dollar amounts in millions, unless otherwise stated)

Mortgage Loans

All mortgage loans are evaluated by seasoned underwriters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system. As of December 31, 2010 and 2009, the distribution based upon this quality rating system is as follows:

	2010	2009
	(In Thousands)	
AAA	$ -	$ -
AA	409,864	430,362
A	723,884	1,009,461
BBB	136,414	111,259
BB and below	45,333	86,071
Total commerical mortgage loans	$ 1,315,495	$ 1,637,153

Loan performance is continuously monitored on a loan-specific basis through the review of borrower submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

All commercial mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. As of December 31, 2010 and 2009, the Company held impaired mortgage loans with carrying values of $0.5 and $2.1 and unpaid principle balances of $1.3 and $4.1, respectively. As of December 31, 2010, one loan with a carrying value of $0.5 was 91 to 180 days past due. As of December 31, 2009, one loan with a carrying value of $4.6 was 30 days or less past due.

The maximum and minimum lending rates for long term mortgage loans during 2010 were 7.0% and 6.0%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. Generally all risk coverage at replacement cost is required for a property securing real estate finance investments.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 65.7% on commercial properties. As of December 31, 2010 and 2009, the Company held no mortgages with interest more than 180 days overdue. Minimal interest was past due as of December 31, 2010 and 2009.

(Dollar amounts in millions, unless otherwise stated)

The average recorded investment in impaired loans was $1.3, $1.1 and $0 at December 31, 2010, 2009 and 2008, respectively. Interest income recognized during the period the loans were impaired was $0.0, $0.2 and $0.0, and interest income recognized on a cash basis was $0.2, $0.2 and $0.0 at December 31, 2010, 2009 and 2008, respectively.

The Company recorded $0.8, $2.0, and $0.0 in impairments on mortgage loans without an allowance for credit losses as of December 31, 2010, 2009 and 2008, respectively.

Net Realized Capital Gains and Losses

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR as follows:

	December 31		
	2010	**2009**	**2008**
	(In Thousands)		
Realized capital losses	$ (564,789)	$ (399,833)	$ (277,335)
Amount transferred to IMR (net of related taxes of $(122,623) in 2010, $(47,623) in 2009, and $(32,441) in 2008	227,728	88,443	60,248
Federal income tax (expense) benefit	(2,861)	113,377	33,458
Net realized capital losses	$ (339,922)	$ (198,013)	$ (183,629)

Realized capital losses include losses of $438.9, $140.3, and $186.6 related to securities that have experienced an other than temporary decline in value in 2010, 2009, and 2008, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $1.1 billion, $3.6 billion and $2.2 billion in 2010, 2009 and 2008, respectively. Gross gains of $90.5, $121.4, and $40.6 and gross losses of $15.8, $198.0, and $122.6 during 2010, 2009 and 2008, respectively, were realized on those sales. A portion of the gains and losses realized in 2010, 2009, and 2008 has been deferred to future periods in the IMR.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in aggregate the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R during 2010 due to intent to sell or inability or lack of intent to hold to recovery in 2010:

	Amortized Cost Basis Before Other-than-Temporary	Other-than-Temporary Impairments		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ -	$ -	$ -	$ -
Aggregate inability or lack of intent to hold to recovery	32,800	7,664		25,502
Total first quarter	$ 32,800	$ 7,664	$ -	$ 25,502
Second quarter:				
Aggregate intent to sell	$ -	$ -	$ -	$ -
Aggregate inability or lack of intent to hold to recovery	40,000	14,111		25,889
Total second quarter	$ 40,000	$ 14,111	$ -	$ 25,889
Third quarter:				
Aggregate intent to sell	$ -	$ -	$ -	$ -
Aggregate inability or lack of intent to hold to recovery	47,878	5,170		24,163
Total third quarter	$ 47,878	$ 5,170	$ -	$ 24,163
Fourth quarter:				
Aggregate intent to sell	$ -	$ -	$ -	$ -
Aggregate inability or lack of intent to hold to recovery	632,063	229,916		402,161
Total fourth quarter	$ 632,063	$ 229,916	$ -	$ 402,161
Total	N/A	$ 256,861	$ -	N/A

In late first quarter of 2011, the Company changed its intent to hold certain securities and will record OTTI's of approximately $73.0.

There were no OTTI's recognized by the Company during 2009 due to intent to sell or inability or lack of intent to hold to recovery.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in detail the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R in 2010:

	Amortized Cost Basis Before OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value
			(In Thousands)		
First quarter:					
058927AB0	$ 8,455	$ 8,165	$ 290	$ 8,165	$ 2,379
05951FCH5	718	493	225	493	748
12465MAC8	30,487	28,678	1,809	28,678	14,495
12666PAC8	15,490	14,097	1,393	14,097	9,217
12667GL76	972	969	3	969	412
12668AKU8	7,334	7,192	142	7,192	3,632
12668BCH4	9,308	9,099	209	9,099	2,192
126694M70	367	350	17	350	208
17311YAB9	15,901	15,266	635	15,266	8,496
17311YAC7	30,950	29,712	1,238	29,712	13,681
17312EAC0	65,683	64,909	774	64,909	37,700
17312EAD8	30,000	27,798	2,202	27,798	11,092
2254582C1	3,885	3,805	80	3,805	3,184
225470FM0	1,113	1,094	19	1,094	843
225470RU9	5,147	5,121	26	5,121	4,187
362341S59	2,362	2,310	52	2,310	2,409
38375KVT6	389	278	111	278	325
39539GAB8	723	620	103	620	176
45660LSP5	2,536	2,505	31	2,505	912
46629BAC3	24,774	21,684	3,090	21,684	12,900
46629QAD8	10,802	8,992	1,810	8,992	6,199
46630JBE8	4,010	3,334	676	3,334	521
59023XAD8	7,109	5,467	1,642	5,467	2,496
617505AD4	16,503	16,203	300	16,203	10,463
61915RBC9	601	543	58	543	203
74922RAH3	1,250	1,228	22	1,228	814
751155AN2	1,201	1,177	24	1,177	605
75116CAA4	1,003	937	66	937	563
759676AK5	1,114	907	207	907	379
75970QAF7	5,642	5,458	184	5,458	2,967
761118CX4	2,086	2,057	29	2,057	1,270
761118RN0	1,028	941	87	941	521
761118VY1	1,438	1,393	45	1,393	756
81377CAB4	24,679	23,787	892	23,787	9,441
83612LAD1	16,426	15,902	524	15,902	10,930
92925DAA8	1,084	1,064	20	1,064	645
933638AA6	1,609	1,573	36	1,573	924
93363QAA6	1,435	1,414	21	1,414	841
93364CAA6	2,054	2,034	20	2,034	1,220

(Dollar amounts in millions, unless otherwise stated)

(Table continued from previous page)

	Amortized Cost Basis Before OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value
			(In Thousands)		
93934FBD3	4,733	4,685	48	4,685	2,368
93934FCF7	3,415	3,407	8	3,407	2,716
93934FGJ5	608	606	2	606	472
93934FGN6	2,755	2,705	50	2,705	1,666
93934FHD7	1,246	1,122	124	1,122	684
93934FJR4	746	727	19	727	477
93934FQQ8	171	165	6	165	143
93934NAA3	1,590	1,561	29	1,561	968
Total first quarter	$ 372,932	$ 353,534	$ 19,398	$ 353,534	$ 190,440
Second quarter:					
058927AB0	$ 7,785	$ 3,396	$ 4,389	$ 3,396	$ 2,197
12465MAC8	28,924	28,911	13	28,911	15,490
12666PAC8	14,067	14,048	19	14,048	9,780
12667GL76	946	914	32	914	403
12668AKU8	7,054	6,916	138	6,916	3,552
12668BCH4	8,933	8,733	200	8,733	2,106
126694M70	333	309	24	309	200
17311YAB9	15,263	14,504	759	14,504	8,103
17311YAC7	29,724	28,241	1,483	28,241	14,348
17312EAC0	65,214	61,355	3,859	61,355	39,410
17312EAD8	28,061	25,626	2,435	25,626	10,148
2254582C1	3,739	3,699	40	3,699	3,149
225470FM0	1,053	1,010	43	1,010	980
225470RU9	5,020	4,941	79	4,941	3,683
362341S59	2,240	2,208	32	2,208	2,395
39539GAB8	600	514	86	514	144
45660LSP5	2,382	2,302	80	2,302	832
46629BAC3	21,627	21,481	146	21,481	13,391
46630JBE8	3,334	2,050	1,284	2,050	546
61915RBC9	516	503	13	503	200
74922RAH3	1,200	1,147	53	1,147	664
751155AN2	1,154	1,112	42	1,112	586
75116CAA4	903	860	43	860	511
759676AK5	890	795	95	795	355
75970QAF7	5,450	5,251	199	5,251	2,969
761118CX4	2,028	1,968	60	1,968	1,232
761118RN0	870	776	94	776	485
761118VY1	1,339	1,287	52	1,287	715
81377CAB4	22,788	21,378	1,410	21,378	8,382
83612LAD1	15,852	14,673	1,179	14,673	11,024
92925DAA8	1,040	1,013	27	1,013	669
933638AA6	1,535	1,482	53	1,482	893
93363QAA6	1,382	1,359	23	1,359	894

(Table continued from previous page)

	Amortized Cost Basis Before OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value
			(In Thousands)		
93364CAA6	1,981	1,919	62	1,919	1,173
93934FCF7	3,332	3,304	28	3,304	2,813
93934FGJ5	601	594	7	594	487
93934FGN6	2,627	2,553	74	2,553	1,594
93934FHD7	1,092	998	94	998	734
93934FJR4	671	647	24	647	430
93934FQQ8	150	134	16	134	136
93934NAA3	1,563	1,447	116	1,447	903
126670CN6	1,990	555	1,435	555	555
126685DJ2	9,807	4,060	5,747	4,060	3,093
17309PAB2	39,496	35,899	3,597	35,899	17,541
81376WAC9	53,826	52,279	1,547	52,279	31,683
83612LAC3	10,349	9,390	959	9,390	8,057
126379AA4	41,778	40,296	1,482	40,296	14,415
92926SAC0	43,313	42,926	387	42,926	19,517
93364BAA8	2,009	1,777	232	1,777	1,180
073882AC6	5,214	5,066	148	5,066	3,734
1248MBAJ4	4,000	3,911	89	3,911	2,271
761118AV0	637	595	42	595	354
761118QM3	1,640	1,540	100	1,540	870
31395LNW7	169	10	159	10	57
93934FKK7	991	978	13	978	735
45661KAU4	983	952	31	952	614
31359XZY8	41	35	6	35	13
1787649A6	195	194	1	194	137
31364HLP0	-	-	-	-	-
Total second quarter	$ 531,701	$ 496,821	$ 34,880	$ 496,821	$ 273,532
Third quarter:					
126379AA4	$ 37,893	$ 37,860	$ 33	$ 37,860	$ 14,552
12666BAD7	75,000	71,479	3,521	71,479	36,246
12666CAD5	50,000	48,484	1,516	48,484	24,029
12667GL76	896	884	12	884	402
12668BCH4	8,602	8,572	30	8,572	4,900
17311YAB9	14,479	14,185	294	14,185	9,536
17311YAC7	28,205	27,596	609	27,596	18,761
1787649A6	189	178	11	178	132
2254582C1	3,595	3,520	75	3,520	3,208
225470FM0	1,003	944	59	944	819
225470RU9	4,612	4,612	-	4,612	3,565

(Dollar amounts in millions, unless otherwise stated)

(Table continued from previous page)

	Amortized Cost Basis Before OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value
			(In Thousands)		
31359XZY8	35	24	11	24	13
313602PJ7	35	33	2	33	41
31394A2W5	4,303	4,202	101	4,202	3,350
31394AZS8	1,436	1,341	95	1,341	1,150
39539GAB8	495	471	24	471	128
46629BAC3	21,421	21,259	162	21,259	13,678
46630JBE8	2,050	1,613	437	1,613	968
57643MMM3	16,643	15,974	669	15,974	12,752
68402BAC0	46,816	43,444	3,372	43,444	19,267
68403FAC0	50,000	44,828	5,172	44,828	25,290
74922RAH3	1,109	1,089	20	1,089	702
75970QAF7	5,239	5,130	109	5,130	3,121
75971EAF3	27,999	27,085	914	27,085	15,500
759950GB8	2,500	2,212	288	2,212	612
761118QM3	1,509	1,485	24	1,485	893
83612LAD1	14,531	13,058	1,473	13,058	11,536
92925DAA8	995	983	12	983	670
933638AA6	1,433	1,429	4	1,429	965
93363QAA6	1,332	1,305	27	1,305	968
93934FCF7	3,223	3,185	38	3,185	2,866
93934FGJ5	578	571	7	571	496
93934FGN6	2,490	2,458	32	2,458	1,627
Total third quarter	$ 430,646	$ 411,493	$ 19,153	$ 411,493	$ 232,743
Fourth quarter:					
03072SQ40	$ 15,000	$ 13,026	$ 1,974	$ 13,026	$ 1,776
073882AC6	4,716	4,582	134	4,582	3,642
12465MAC8	29,351	28,861	490	28,861	16,450
1248MBAJ4	3,911	3,876	35	3,876	2,408
126379AA4	35,611	34,560	1,051	34,560	27,688
12666BAD7	71,689	69,942	1,747	69,942	34,838
12666CAD5	48,635	47,619	1,016	47,619	26,358
12666PAC8	13,987	11,987	2,000	11,987	9,745
126670CM8	4,368	2,825	1,543	2,825	1,606
126670CN6	515	295	220	295	557
12667GL76	863	847	16	847	404
12668AKU8	6,535	6,361	174	6,361	3,755
12668BCH4	8,462	8,267	195	8,267	5,050
144526AC4	49,000	42,447	6,553	42,447	19,348
17309PAB2	34,684	28,163	6,521	28,163	17,711
17312EAC0	61,955	59,774	2,181	59,774	44,968
17312EAD8	25,993	20,982	5,011	20,982	11,570

(Dollar amounts in millions, unless otherwise stated)

(Table continued from previous page)

	Amortized Cost Basis Before OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value
			(In Thousands)		
32051SAA7	3,638	3,476	162	3,476	2,051
36298XAA0	5,854	5,778	76	5,778	4,941
39539GAB8	456	392	64	392	154
45660LSP5	2,010	1,963	47	1,963	1,525
45661KAU4	828	640	188	640	574
46629BAC3	21,195	16,111	5,084	16,111	16,037
46629QAD8	8,935	8,934	1	8,934	7,432
46630JBE8	1,580	806	774	806	1,362
57643MMM3	15,319	14,820	499	14,820	12,347
59023XAD8	5,562	4,156	1,406	4,156	2,713
68402BAC0	43,706	36,545	7,161	36,545	23,460
68403FAC0	45,130	39,847	5,283	39,847	28,920
751155AN2	1,043	1,032	11	1,032	697
75116CAA4	802	793	9	793	512
759676AK5	757	550	207	550	402
75970QAF7	5,117	4,937	180	4,937	3,168
75971EAF3	27,070	24,782	2,288	24,782	15,998
759950GB8	2,209	1,775	434	1,775	587
761118AV0	535	519	16	519	394
761118CX4	1,699	1,668	31	1,668	1,159
761118QM3	1,438	1,432	6	1,432	883
761118VY1	1,206	1,189	17	1,189	737
79548KXS2	315	112	203	112	211
81376WAC9	48,851	41,853	6,998	41,853	30,714
81377CAB4	21,125	19,617	1,508	19,617	8,909
83612HAC2	18,227	17,448	779	17,448	11,500
83612LAD1	12,955	12,586	369	12,586	12,474
92925DAA8	974	960	14	960	709
92926SAC0	43,246	37,196	6,050	37,196	21,166
933638AA6	1,410	1,407	3	1,407	981
93363QAA6	1,283	1,272	11	1,272	993
93364BAA8	1,694	1,686	8	1,686	1,265
93364CAA6	1,826	1,696	130	1,696	1,269
93934FBD3	3,922	3,805	117	3,805	2,108
93934FCF7	3,112	3,085	27	3,085	2,502
93934FGJ5	564	562	2	562	504
93934FGN6	2,343	2,315	28	2,315	1,607
93934FHD7	918	909	9	909	729
9497EVAB1	36,223	32,162	4,061	32,162	20,877
Total fourth quarter	$ 810,352	$ 735,230	$ 75,122	$ 735,230	$ 472,445

The total amount of OTTI's recognized by the Company arising from the present value of expected cash flows being less than the amortized cost of structured securities subject to SSAP No. 43R was $148.6 and $54.5 in 2010 and 2009, respectively.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in the aggregate, all structured securities in an unrealized loss position subject to SSAP No. 43R for which an OTTI has not been recognized in earnings as a realized loss, including securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains:

	December 31, 2010	
	Aggregate Amount of Unrealized Losses	**Aggregate Fair Falue of Securities with Unrealized Losses**
	(In Thousands)	
Less than 12 months	$ 16,941	$ 189,522
Greater than 12 months	364,494	2,091,270
Total	$ 381,435	$ 2,280,792

For years ended December 31, 2010, 2009, and 2008, realized capital losses include $14.4, $41.8, and $50.1, respectively, related to limited partnerships that have experienced an other than temporary decline in value included in investments on the balance sheet.

Investment Income

Major categories of net investment income are summarized as follows:

	Year ended December 31		
	2010	**2009**	**2008**
	(In Thousands)		
Income:			
Equity securities	$ 3,902	$ 9,250	$ 21,960
Bonds	790,366	930,747	1,047,875
Mortgage loans	89,411	102,624	121,077
Derivatives	(160,529)	(250,930)	(143,745)
Contract loans	68,874	75,767	76,177
Real estate	18	-	912
Other	22,288	26,138	(4,450)
Total investment income	814,330	893,596	1,119,806
Investment expenses	(46,441)	(51,729)	(82,732)
Net investment income	$ 767,889	$ 841,867	$ 1,037,074

Repurchase Agreements and Securities Lending

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are used for general liquidity purposes. As of December 31, 2010 and 2009, the amount outstanding on these agreements was $210.7 and $172.6, respectively, and was included in borrowed money on the Balance Sheets. The securities underlying these agreements are mortgage-backed

(Dollar amounts in millions, unless otherwise stated)

securities with a book value of $209.9 and $183.3 and fair value of $220.5 and $175.6 at December 31, 2010 and 2009, respectively. The securities have a weighted average coupon rate of 6.25% with various maturity dates ending in March 15, 2039. In addition to the repurchase obligation, the Company holds $0 in collateral posted by the counterparty in connection with the increase in value of pledged securities that will be released upon settlement.

The Company had loaned securities under securities lending agreements, which are reflected as invested assets on the Balance Sheets, with a fair value of approximately $1,196.8 and $1,277.9 at December 31, 2010 and 2009, respectively.

The aggregate amount of collateral received, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2010 and 2009 are shown below. The Company does not participate in dollar repurchase transactions.

| | At December 31, 2010 | | At December 31, 2009 | |
	Repurchase Agreements	Securities Lending	Repurchase Agreements	Securities Lending
	(In Thousands)			
Open	$ -	$ 69,567	$ -	$ 46,900
30 days or less	-	375,305	-	282,010
31 to 60 days	210,724	745,482	172,555	200,102
61 to 90 days	-	-	-	525,367
Greater than 90 days	-	-	-	250,154
Securities received	-	-	-	-
Total collateral received	$ 210,724	$ 1,190,354	$ 172,555	$ 1,304,533

(Dollar amounts in millions, unless otherwise stated)

The aggregate amount of collateral reinvested, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2010 and 2009 are shown below:

At December 31, 2010:

| | Repurchase Agreements | | Securities Lending | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Open	$ -	$ -	$ 936,761	$ 936,761
30 days or less	210,724	210,724	39,440	38,780
31 to 60 days	-	-	-	-
61 to 90 days	-	-	-	-
91 to 120 days	-	-	-	-
121 to 180 days	-	-	-	-
181 to 365 days	-	-	69,846	69,850
1 to 2 years	-	-	141,445	142,229
2 to 3 years	-	-	-	-
Greater than 3 years	-	-	2,072	1,805
Securities received	-	-	-	-
Total collateral reinvested	$ 210,724	$ 210,724	$ 1,189,564	$ 1,189,425

At December 31, 2009:

| | Repurchase Agreements | | Securities Lending | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Open	$ -	$ -	$ 787,262	$ 791,448
30 days or less	172,555	172,555	23,723	23,028
31 to 60 days	-	-	2,847	2,154
61 to 90 days	-	-	-	-
91 to 120 days	-	-	-	-
121 to 180 days	-	-	-	-
181 to 365 days	-	-	19,991	19,947
1 to 2 years	-	-	-	-
2 to 3 years	-	-	-	-
Greater than 3 years	-	-	470,712	412,734
Securities received	-	-	-	-
Total collateral reinvested	$ 172,555	$ 172,555	$ 1,304,535	$ 1,249,311

The maturity dates of the liabilities appropriately match the invested assets in the securities lending program.

(Dollar amounts in millions, unless otherwise stated)

Low-Income Housing Tax Credits

The Company had a carrying value of $1.2 in Low-Income Housing Tax Credits ("LIHTC") at December 31, 2010. The tax credits are projected to expire in 2017. The Company is indifferent to the holding period of the investments as the credits are guaranteed by a third party. The Company is unaware of any current regulatory reviews of the LIHTC property.

4.   Derivative Financial Instruments Held for Purposes Other than Trading

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the Balance Sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets. Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Under the terms of the Company's Over the Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received or receive interest on any cash delivered equal to the Federal Funds rate. The Company delivered $0.5 and $4.2 of collateral in the form of cash, for years ended December 31, 2010 and 2009.

(Dollar amounts in millions, unless otherwise stated)

The Company sells credit default swap protection, in conjunction with other investments, to replicate the income characteristics of otherwise permitted investments. The standard contract is five or seven years. In the event of default of the reference entity, the Company would be required to pay the notional amount of contract. At December 31, 2010, the total amount would be $94.3.

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2010 and 2009:

	Notional Amount		Carrying Value		Fair Value
			(In Thousands)		
December 31, 2010					
Derivative contracts:					
Swaps	$ 9,132,633	$	55,317	$	(318,432)
Forwards	229,540		1,574		1,574
Caps	2,323		75		-
Options	89,843		7,769		7,769
Swaptions	1,086,000		-		-
Total derivatives	$ 10,540,339	$	64,735	$	(309,089)
December 31, 2009					
Derivative contracts:					
Swaps	$ 10,884,520	$	(171,433)	$	(530,968)
Caps	473,419		1,220		963
Options	46,816		5,347		5,347
Total derivatives	$ 11,404,755	$	(164,866)	$	(524,658)

5.   Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $1,210.4 and $1,733.5 and an aggregate fair value of $1,042.2 and $1,113.0 at December 31, 2010 and 2009, respectively. Those holdings amounted to 10.2% of the Company's investments in bonds and 6.8% of total admitted assets at December 31, 2010. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $3,950.6 and $2,634.8 with an aggregate NAIC fair value of $3,764.0 and $1,905.3 at December 31, 2010 and 2009, respectively. The carrying value of these holdings amounted to 33.2% of the Company's investment in bonds and 22.1% of the Company's total admitted assets at December 31, 2010.

At December 31, 2010, the Company's commercial mortgages involved a concentration of properties located in California (19.5%) and Pennsylvania (12.7%). The remaining commercial mortgages relate to properties located in 38 other states. The portfolio is well

(Dollar amounts in millions, unless otherwise stated)

diversified, covering many different types of income producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $37.1.

6.   Annuity Reserves

At December 31, 2010 and 2009, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(In Thousands)	
December 31, 2010		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 1,792,973	34.0 %
At book value less surrender charge	95	0.0
At fair value	10,754	0.2
Subtotal	1,803,822	34.2
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	119,670	2.2
Not subject to discretionary withdrawal	3,355,006	63.6
Total annuity reserves and deposit fund liabilities before reinsurance	5,278,498	100.0 %
Less reinsurance ceded	5,038	
Net annuity reserves and deposit fund liabilities	$ 5,273,460	
December 31, 2009		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 1,878,483	29.9 %
At book value less surrender charge	96	0.0
At fair value	10,519	0.2
Subtotal	1,889,098	30.1
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	122,873	2.0
Not subject to discretionary withdrawal	4,261,670	67.9
Total annuity reserves and deposit fund liabilities before reinsurance	6,273,641	100.0 %
Less reinsurance ceded	-	
Net annuity reserves and deposit fund liabilities	$ 6,273,641	

Of the $5,273.5 total net annuity reserves and deposit fund liabilities at December 31, 2010, $5,262.7 is included in the general account, and $10.8 is included in the separate account. Of the $6,273.6 total net annuity reserves and deposit fund liabilities at December 31, 2009, $6,263.1 is included in the general account, and $10.5 is included in the separate account.

(Dollar amounts in millions, unless otherwise stated)

7.   **Employee Benefit Plans**

Defined Benefit Plan: ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Qualified Plan"), effective as of December 31, 2001. Effective January 1, 2009, the Qualified Plan is no longer available to new employees or re-hires. Employees of ING North America and its subsidiaries and affiliates (excluding certain employees) hired by prior to January 1, 2009 will continue to be eligible to participate in the Qualified Plan.

The Qualified Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Qualified Plan (except for certain specified employees) earns a benefit under a final average compensation formula. The costs allocated to the Company for its employees' participation in the Qualified Plan were $4.3, $4.0 and $2.3 for 2010, 2009 and 2008, respectively. ING North America is responsible for all Qualified Plan liabilities.

Defined Contribution Plans: ING North America sponsors the ING Savings Plan and employee stock ownership plan ("ESOP") (collectively, the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified profit sharing and stock bonus plan, which includes an ESOP component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. ING North America matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $1.6, $1.6 and $2.0 for 2010, 2009 and 2008, respectively.

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan, and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. The Company subsidizes a portion of the monthly per-participant

(Dollar amounts in millions, unless otherwise stated)

premium for retirees age 65 and older. This change had a minimal impact to the financial statements.

In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of liability for any active employees age 50 or older. This change had a minimal impact to the financial statements.

As of August 1, 2009, ING's Post Retirement Welfare ("PRW") Plans are no longer eligible for the Medicare Drug Subsidy (RDS) that was being shared with retirees and beneficiaries. The 2011 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is $0.

(Dollar amounts in millions, unless otherwise stated)

A summary of assets, obligations and assumptions of the pension and other postretirement benefit plans are as follows:

	Pension Benefits			Other Benefits		
	2010	2009	2008	2010	2009	2008
	(In Thousands)					
Change in benefit obligation						
Benefit obligation at beginning of year	$ 18,960	$ 17,964	$ 15,996	$ 2,073	$ 3,642	$ 4,037
Service cost	-	-	-	-	135	-
Interest cost	1,103	1,028	1,002	107	162	225
Contribution by plan participants	-	-	-	93	196	408
Actuarial (gain) loss	3,053	1,354	2,253	(99)	(343)	(277)
Benefits paid	(1,366)	(1,387)	(1,350)	(391)	(420)	(751)
Plan amendments	-	-	63	-	(1,323)	-
Curtailment	8	1	-	-	24	-
Benefit obligation at end of year	$ 21,758	$ 18,960	$ 17,964	$ 1,783	$ 2,073	$ 3,642
Change in plan assets						
Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -	$ -	$ -
Employer contributions	1,366	1,387	1,350	298	224	343
Plan participants' contributions	-	-	-	93	196	408
Benefits paid	(1,366)	(1,387)	(1,350)	(391)	(420)	(751)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -	$ -	$ -
Benefit obligation	$ (21,758)	$ (18,960)	$ (17,964)	$ (1,783)	$ (2,073)	$ (3,642)
Unrecognized prior service cost	(98)	(128)	(162)	(1,183)	(1,413)	(370)
Unrecognized net (loss) gain	7,910	5,495	4,523	(2,748)	(2,924)	(2,790)
Remaining net transition obligation	5,766	6,686	7,735	-	-	-
Total funded status	$ (8,180)	$ (6,907)	$ (5,868)	$ (5,714)	$ (6,410)	$ (6,802)
Amounts recognized in the balance sheets consist of:						
Accrued benefit cost	$ (21,604)	$ (18,960)	$ (17,866)	$ (5,714)	$ (6,410)	$ (6,802)
Intangible assets	5,766	6,686	7,735	-	-	-
Unassigned surplus - minimum pension liability	7,658	5,367	4,263	-	-	-
Net amount recognized	$ (8,180)	$ (6,907)	$ (5,868)	$ (5,714)	$ (6,410)	$ (6,802)
Component of net periodic benefit cost						
Service cost	$ -	$ -	$ -	$ -	$ 135	$ -
Interest cost	1,103	1,028	1,002	107	162	225
Amount of recognized gains (losses)	637	382	110	(274)	(184)	(174)
Amount of prior service cost recognized	(24)	(25)	(36)	(230)	(294)	(282)
Amortization of unrecognized transition obligation to transition asset	600	618	645	-	-	-
Amount of gain or loss recognized due to a settlement or curtailment	322	424	-	-	(18)	-
Total net periodic benefit cost (income)	$ 2,638	$ 2,427	$ 1,721	$ (397)	$ (199)	$ (231)
Benefit obligation for nonvested employees	$ -	$ -	$ -	$ -	$ -	$ 265
Accumulated benefit obligation for vested participants	$ 21,758	$ 18,960	$ 17,866	$ 1,783	$ 2,073	$ 3,641

(Dollar amounts in millions, unless otherwise stated)

Assumptions used in determining year-end liabilities for the defined benefit plans and other benefit plans as of December 31, 2010, 2009 and 2008 were as follows:

	2010		2009		2008	
Weighted average discount rate	5.5	%	6.0	%	6.0	%
Rate of increase in compensation level	4.0	%	3.0	%	1.5	%

Assumptions used in determining expense for the defined benefit plans and other benefit plans as of January 1, 2010, 2009 and 2008 were as follows:

	2010		2009		2008	
Weighted average discount rate	6.0	%	6.0	%	6.5	%
Rate of increase in compensation level	3.0	%	1.5	%	4.2	%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 7.5%, decreasing gradually to 5.5% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2010 by $0.1. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2010 by $0.1.

The Company expects to pay the following benefits in future years:

Year ending December 31,	Benefits
	(In Thousands)
2011	$ 1,639
2012	1,704
2013	1,661
2014	1,697
2015	1,654
Thereafter	8,533

The Company's expected future contributions are equal to its expected future benefit payments.

The measurement date used for postretirement benefits is December 31, 2010.

8.   **Separate Accounts**

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

(Dollar amounts in millions, unless otherwise stated)

The general nature and characteristics of the separate accounts business follows:

	Non-Guaranteed Separate Accounts
	(In Thousands)
December 31, 2010	
Premium, consideration or deposits for the year	$ 125,302
Reserves for separate accounts with assets at:	
Fair value	$ 1,320,185
Amortized cost	-
Total reserves	$ 1,320,185
Reserves for separate accounts by withdrawal characteristics:	
Subject to discretionary withdrawal:	
With market value adjustment	$ -
At book value without market value adjustment	
and with current surrender charge of 5% or more	305,904
At market value	10,754
At book value without market value adjustment	
and with current surrender charge less than 5%	1,003,527
Subtotal	1,320,185
Not subject to discretionary withdrawal	-
Total separate account aggregate reserves	$ 1,320,185
December 31, 2009	
Premium, consideration or deposits for the year	$ 128,978
Reserves for separate accounts with assets at:	
Fair value	$ 1,236,545
Amortized cost	-
Total reserves	$ 1,236,545
Reserves for separate accounts by withdrawal characteristics:	
Subject to discretionary withdrawal:	
With market value adjustment	$ -
At book value without market value adjustment	
and with current surrender charge of 5% or more	353,763
At market value	10,519
At book value without market value adjustment	
and with current surrender charge less than 5%	872,263
Subtotal	1,236,545
Not subject to discretionary withdrawal	-
Total separate account aggregate reserves	$ 1,236,545

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business. For the year ended December 31, 2010, the Company reported assets and liabilities from Fixed Annuity and Variable Annuity product lines into separate accounts.

(Dollar amounts in millions, unless otherwise stated)

Some assets in the separate account are considered legally insulated from the general account, providing protection of such assets from being available to satisfy claims resulting in the general account. The assets legally and not legally insulated from the general account are summarized in the following table, by product or transaction type, as of December 31, 2010:

Product or Transaction	Legally Insulated Assets	Not Legally Insulated Assets
	(In Thousands)	
Asset Portfolio Manager	$ 190,740	$ -
Corporate Benefits VUL	43,576	-
Estate Designer Variable Survivor UL	58,471	-
FirstLine VUL	161,049	-
FirstLine VUL II	139,978	-
Future Dimensions	61,527	-
ING Corporate Advantage VUL	2,171	-
ING Corporate VUL	2,830	-
ING LifeDesign Asset Accumulator	61,628	-
ING SVUL-CV	4,021	-
ING VUL-CV	19,533	-
ING VUL-DB	3	-
ING VUL-ECV	2,913	-
INGA BOLI VUL	14,294	-
Magnastar	42,422	-
Market Dimensions	22,014	-
PeakPlus PPVUL	20,562	-
Strategic Advantage VUL	18,972	-
Strategic Advantage VUL II	114,943	-
Strategic Investor VUL	131,463	-
Survivor Dimensions	3,825	-
Variable Annuities	10,985	-
Variable Survivorship UL	249,588	-
	$ 1,377,508	$ -

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. As of December 31, 2010, the general account of the Company had a maximum guarantee for separate account liabilities of $14.1. To compensate the general account for the risk taken, the separate account paid $0 in risk charges for the year ended December 31, 2010. Total separate account guarantees paid by the Company's general account for the year ended December 31, 2010 were $0.

The Company does not engage in securities lending transactions within its separate accounts.

Pursuant to the polices and procedures, the Company is required to obtain approval and or otherwise notify the contract holders that assets backing their investments may be loaned in securities lending transactions.

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31		
	2010	**2009**	**2008**
	(In Thousands)		
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:			
Transfers to separate accounts	$ 125,330	$ 129,012	$ 186,906
Transfers from separate accounts	(119,462)	(144,216)	(80,813)
Transfers as reported in the Statements of Operations	$ 5,868	$ (15,204)	$ 106,093

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2010 and 2009 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)
	(In Thousands)
December 31, 2010	
Separate account liability	$ 10,985
Gross amount of reserve	350
Reinsurance reserve credit	-
December 31, 2009	
Separate account liability	$ 10,750
Gross amount of reserve	404
Reinsurance reserve credit	-

Assets supporting separate accounts with additional insurance benefits and minimum investment return guarantees are comprised of fixed maturities, equity securities, including mutual funds, and other invested assets. The aggregate fair value of the invested assets as of December 31, 2010 and 2009 was $1.4 billion and $1.3 billion, respectively.

(Dollar amounts in millions, unless otherwise stated)

9. Federal Income Taxes

The Company files a consolidated federal income tax return with its parent ING AIH, a Delaware corporation, and other U.S. affiliates. The Company has a written tax sharing agreement that provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate. The following is a list of all affiliated companies that participate in the filing of this consolidated federal income tax return:

Australia Retirement Services Holding, LLC	ING Investment Trust Co.
Branson Insurance Agency, Inc	ING Investments Distributor, LLC
Compulife, Inc.	ING Investments, LLC
Directed Services, LLC	ING Life Insurance and Annuity Company
Financial Network Investment Corporation	ING National Trust
FN Insurance Services, Inc.	ING North America Insurance Corporation
FNI International, Inc.	ING Payroll Management, Inc.
Furman Selz Investments, LLC	ING Pomona Holdings LLC
Guaranty Brokerage Services, Inc.	ING Realty Group LLC
IB Holdings, LLC	ING Retail Holding Company, Inc.
IIPS of Florida, LLC	ING USA Annuity and Life Insurance Company
ILICA, Inc.	ING Wealth Solutions, LLC
ING Alternative Asset Management, LLC	Lion Connecticut Holdings Inc.
ING America Equities, Inc.	Lion Custom Investments, LLC
ING America Insurance Holdings, Inc.	Lion II Custom Investments, LLC
ING Brokers Network, LLC	MFSC Insurance Services, Inc.
ING Capital Corporation, LLC	Midwestern United Life Insurance Company
ING Equity Holdings, Inc.	Multi-Financial Group, LLC
ING Financial Advisors, LLC	Multi-Financial Securities Corporation
ING Financial Partners, Inc.	Pomona Management LLC
ING Financial Products Company, Inc.	PrimeVest Financial Services, Inc.
ING Funds Services, LLC	PrimeVest Insurance Agency of Texas, Inc.
ING Furman Selz (SBIC) Investments LLC	ReliaStar Life Insurance Company
ING Institutional Plan Services, LLC	ReliaStar Life Insurance Company of New York
ING Insurance Agency of Texas, Inc.	Roaring River, LLC
ING Insurance Agency, Inc.	Roaring River II, LLC
ING Insurance Services, Inc.	Security Life Assignment Corp.
ING Insurance Services of Massachusetts, Inc.	Security Life of Denver Insurance Company
ING International Insurance Holdings, Inc.	Security Life of Denver International, Ltd.
ING International Nominee Holdings, Inc.	SLDI Georgia Holdings, Inc.
ING Investment Advisors, LLC	Systematized Benefits Administrators, Inc.
ING Investment Management Alternative Assets, LLC	Whisperingwind I, LLC
ING Investment Management Co.	Whisperingwind II, LLC
ING Investment Management Services, LLC	Whisperingwind III, LLC
ING Investment Management, LLC	

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

	2010		2009		2008
			(In Thousands)		
Federal tax expense (benefit) on operations	$ (18,121)	$	40,109	$	(37,012)
Federal tax benefit on capital losses	2,861		(113,377)		(33,458)
Total current tax benefit incurred	$ (15,260)	$	(73,268)	$	(70,470)

Year ended December 31

The Company adopted SSAP 10R effective December 31, 2009. The December 31, 2010 and 2009 balances and related disclosures are calculated and presented pursuant to SSAP 10R. The December 31, 2008 balances and related disclosures are calculated and presented pursuant to SSAP 10 prior to its modification by SSAP 10R.

The decrease in total deferred tax assets that were nonadmitted, including the tax valuation allowance, was $6.4 and $90.9 for 2010 and 2009, respectively.

The Company has elected to admit deferred tax assets pursuant to paragraph 10.e. of SSAP 10R for the year ended December 31, 2010 and 2009. The years ended December 31, 2010 and 2009 election differs from the December 31, 2008 year-end reporting period.

The increased amount by tax character of admitted adjusted gross deferred tax assets as of the result of application of SSAP 10R is as follows:

	2010	2009	Change
	(In Thousands)		
Ordinary			
Paragraph 10.a.	$ -	$ -	$ -
Paragraph 10.b., **lesser of:**			
Paragraph 10.b.i.	63,791	54,589	9,202
Paragraph 10.b.ii.	150,269	125,635	24,634
Paragraph 10.b. (lesser of b.i. or b.ii.)	63,791	54,589	9,202
Paragraph 10.c.	175,935	44,238	131,697
Total admitted from application of paragraph 10.a. - 10.c.	239,726	98,827	140,899
Paragraph 10.e.i.	-	-	-
Paragraph 10.e.ii., **lesser of:**			
Paragraph 10.e.ii.a.	136,386	128,783	7,603
Paragraph 10.e.ii.b.	225,403	188,452	36,951
Paragraph 10.e.ii. (lesser of e.ii.a. or e.ii.b.)	136,386	128,783	7,603
Paragraph 10.e.iii.	175,935	44,238	131,697
Total admitted from application of paragraph 10.e.	$ 312,321	$ 173,021	$ 139,300
Capital			
Paragraph 10.a.	$ -	$ -	$ -
Paragraph 10.b., **lesser of:**			
Paragraph 10.b.i.	66,010	34,537	31,473
Paragraph 10.b.ii.	N/A	N/A	N/A
Paragraph 10.b. (lesser of b.i. or b.ii.)	66,010	34,537	31,473
Paragraph 10.c.	26,011	290	25,721
Total admitted from application of paragraph 10.a. - 10.c.	92,021	34,827	57,194
Paragraph 10.e.i.	-	-	-
Paragraph 10.e.ii., **lesser of:**			
Paragraph 10.e.ii.a.	66,010	34,537	31,473
Paragraph 10.e.ii.b.	N/A	N/A	N/A
Paragraph 10.e.ii. (lesser of e.ii.a. or e.ii.b.)	66,010	34,537	31,473
Paragraph 10.e.iii.	26,011	290	25,721
Total admitted from application of paragraph 10.e.	$ 92,021	$ 34,827	$ 57,194
Total			
Paragraph 10.a.	$ -	$ -	$ -
Paragraph 10.b., **lesser of:**			
Paragraph 10.b.i.	129,801	89,126	40,675
Paragraph 10.b.ii.	150,269	125,635	24,634
Paragraph 10.b. (lesser of b.i. or b.ii.)	129,801	89,126	40,675
Paragraph 10.c.	201,946	44,528	157,418
Total admitted from application of paragraph 10.a. - 10.c.	331,747	133,654	198,093
Paragraph 10.e.i.	-	-	-
Paragraph 10.e.ii., **lesser of:**			
Paragraph 10.e.ii.a.	202,396	163,320	39,076
Paragraph 10.e.ii.b.	225,403	188,452	36,951
Paragraph 10.e.ii. (lesser of e.ii.a. or e.ii.b.)	202,396	163,320	39,076
Paragraph 10.e.iii.	201,946	44,528	157,418
Total admitted from application of paragraph 10.e.	$ 404,342	$ 207,848	$ 196,494

(Dollar amounts in millions, unless otherwise stated)

Admittance testing under paragraph 10.e was implemented as part of the adoption of SSAP 10R effective December 31, 2010.

The main components of deferred tax assets and deferred tax liabilities are as follows:

		2010		2009		Change
				(In Thousands)		
Deferred Tax Assets						
Ordinary:						
Deferred acquisition costs	$	64,744	$	74,595	$	(9,851)
Insurance reserves		178,070		93,132		84,938
Investments		94,381		3,544		90,837
Compensation and benefits		22,908		22,521		387
Policyholder dividends		2,530		2,479		51
Reinsurance with unauthorized companies		956		959		(3)
OCI pension		2,681		1,879		802
Unrealized loss on investments		6,675		49,725		(43,050)
Nonadmitted asset		13,885		7,837		6,048
Other		9,876		6,244		3,632
Total gross deferred tax asset		396,706		262,915		133,791
Valuation allowance adjustment		(1,776)		-		(1,776)
Total adjusted gross deferred tax asset		394,930		262,915		132,015
Nonadmitted deferred tax assets		(82,609)		(89,894)		7,285
Admitted ordinary deferred tax assets	$	312,321	$	173,021	$	139,300
Capital:						
Investments	$	211,067	$	79,279	$	131,788
Unrealized loss on investments		6,378		69,102		(62,724)
Total gross deferred tax asset		217,445		148,381		69,064
Valuation allowance adjustment		(125,424)		(113,554)		(11,870)
Total adjusted gross deferred tax asset		92,021		34,827		57,194
Nonadmitted deferred tax assets		-		-		-
Admitted capital deferred tax assets	$	92,021	$	34,827	$	57,194
Total admitted deferred tax assets	$	404,342	$	207,848	$	196,494
Deferred Tax Liabilities						
Ordinary:						
Investments	$	(3,761)	$	(18,183)	$	14,422
Deferred and uncollected premiums		(3,886)		(5,927)		2,041
Insurance reserves		(97,224)		(17,335)		(79,889)
Unrealized gain on investments		(37,067)		-		(37,067)
Other		(33,997)		(2,793)		(31,204)
Total deferred tax liability	$	(175,935)	$	(44,238)	$	(131,697)
Capital:						
Investments	$	(26,011)	$	(290)	$	(25,721)
Total deferred tax liability	$	(26,011)	$	(290)	$	(25,721)
Total deferred tax liabilities	$	(201,946)	$	(44,528)	$	(157,418)
Net Admitted Deferred Tax Assets/Liabilities	$	202,396	$	163,320	$	39,076

(Dollar amounts in millions, unless otherwise stated)

The valuation allowance adjustment to gross deferred tax assets as of December 31, 2010 and December 31, 2009 was $127.2 and $113.6, respectively. The net change in the total valuation allowance adjustments for the year ended December 31, 2010 and 2009 was $13.6 and $113.6, respectively, due to the application of SSAP 10R. The valuation allowance adjustment at 2010 and 2009 relates to capital losses and foreign tax credits as it is unlikely that the Company will be able to realize sufficient taxable capital gain income to offset taxable capital losses or utilize foreign tax credits.

The change in deferred income taxes reported in surplus before the consideration of nonadmitted assets is comprised of the following components:

	December 31		
	2010	**2009**	**Change**
	(In Thousands)		
Net deferred tax asset	$ 412,205	$ 366,768	$ 45,437
Valuation allowance adjustment	(127,200)	(113,554)	(13,646)
Net deferred tax asset	285,005	253,214	31,791
Remove unrealized losses	(24,015)	118,827	(142,842)
Net tax effect without unrealized gains and losses	$ 309,020	$ 134,387	174,633
Remove other items in surplus:			
Additional minimum pension liability			802
Current year change in unauthorized reinsurance			(3)
Current year change in nonadmitted assets			6,049
Other			(1,357)
Remove current year change in valuation allowance adjustment			(13,646)
Change in deferred taxes for rate reconciliation			$ 182,788

(Dollar amounts in millions, unless otherwise stated)

Below shows the calculations to determine the impact of tax planning strategies on adjusted gross and net admitted DTAs:

	2010
Ordinary	
Adjusted gross DTAs (% of total adjusted gross DTAs)	0.00%
Net admitted adjusted gross DTAs (% of Total net admitted adjusted gross DTAs)	0.00%
Capital	
Adjusted gross DTAs (% of total adjusted gross DTAs)	71.73%
Net admitted adjusted gross DTAs (% of Total net admitted adjusted gross DTAs)	71.73%
Total	
Adjusted gross DTAs (% of total adjusted gross DTAs)	13.56%
Net admitted adjusted gross DTAs (% of Total net admitted adjusted gross DTAs)	16.33%

The Company has no unrecorded tax liabilities as of December 31, 2010.

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year ended December 31					
	2010		**2009**		**2008**	
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
	(In Thousands)					
Ordinary income (loss)	$ (18,136)		$ 261,857		$184,182	
Capital losses	(337,061)		(311,390)		(217,087)	
Total pretax income (loss)	(355,197)		(49,533)		(32,905)	
Expected tax expense (benefit) at 35% statutory rate	(124,319)	35.0%	(17,337)	35.0%	(11,517)	35.0%
Increase (decrease) in actual tax reported resulting from:						
a. Dividends received deduction	(2,575)	0.7%	(3,212)	6.5%	(2,515)	7.6%
b. Interest maintenance reserve	(63,113)	17.8%	(27,492)	55.5%	(16,236)	49.3%
c. Prior year taxes	(2,495)	0.7%	(1)	0.0%	(8,608)	26.2%
d. Reinsurance	(4,591)	1.3%	(4,637)	9.4%	(17,057)	51.8%
e. Other	(955)	0.3%	(1,731)	3.5%	(1,059)	3.2%
Total income tax reported	$(198,048)	55.8%	$ (54,410)	109.8%	$ (56,992)	173.2%
Current income taxes incurred	$ (15,260)	4.3%	(73,268)	147.9%	(70,470)	214.2%
Change in deferred income tax*	(182,788)	51.5%	18,858	-38.1%	13,478	-41.0%
Total income tax reported	$(198,048)	55.8%	$ (54,410)	109.8%	$ (56,992)	173.2%

 * excluding tax on unrealized gains (losses) and other surplus items

The Company's risk-based capital level used for purposes of paragraph 10.d. is based on authorized control level risk based capital of $165.8 and total adjusted capital of

(Dollar amounts in millions, unless otherwise stated)

$1,638.3. The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation and the increased amount of deferred tax assets, admitted assets and surplus as the result of the application of paragraph 10.e:

	2010	2009	Change
	(In Thousands)		
SSAP No. 10R, Paragraphs 10.a., 10.b., and 10.c.:			
Net Admitted DTA:			
Ordinary	$ 63,791	$ 54,589	$ 9,202
Capital	66,010	34,537	31,473
Total net admitted DTA	129,801	89,126	40,675
Admitted assets	19,178,720	20,696,184	(1,517,464)
Statutory surplus	1,384,444	1,623,278	(238,834)
Total adjusted capital	$ 1,565,749	$ 1,647,367	$ (81,618)
Increases Due to SSAP No. 10R, Paragraph 10.e.:			
Net Admitted DTA:			
Ordinary	$ 136,386	$ 128,783	$ 7,603
Capital	66,010	34,537	31,473
Total net admitted DTA	202,396	163,320	39,076
Admitted assets	19,251,315	20,770,378	(1,519,063)
Statutory surplus	1,457,039	1,697,472	(240,433)
Total adjusted capital	$ 1,638,344	$ 1,721,561	$ (83,217)
Increased Net Admitted DTA:	$ 72,595	$ 74,194	$ (1,599)

There is no operating loss available for tax purposes as of December 31, 2010. The Company has a foreign tax credit carryforward of $1.8 offset by a full tax valuation allowance.

There are no federal income taxes incurred that will be available for recoupment in the event of future net losses from 2010, 2009 and 2008.

There were no deposits admitted under Section 6603 of the Internal Revenue Service Code as of December 31, 2010.

Under the intercompany tax sharing agreement, the Company has a receivable from ING AIH, an affiliate, of $2.0 and $10.8 for federal income taxes as of December 31, 2010 and 2009, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company's transferable state tax credit assets are as follows:

Method of Estimating Utilization of Remaining Transferrable State Tax Credit	State	Carrying Value at December 31, 2010		Unused Credit Remaining at December 31, 2010	
		(In Thousands)			
December 31, 2010					
Estimated credit based on investment in motion picture/film production	CT	$	344	$	376
Estimated credit based on investment in low income housing investment	GA		1,170		1,221
Total state tax credits		$	1,514	$	1,597
December 31, 2009					
Estimated credit based on investment in motion picture/film production	CT	$	494	$	564
Estimated credit based on investment in low income housing investment	GA		1,170		1,428
Total state tax credits		$	1,664	$	1,992

A reconciliation of the change in the unrecognized income tax benefits for the years is as follows:

	2010		2009		2008	
	(In Thousands)					
Balance at the beginning of year	$	6,600	$	6,600	$	15,300
Additions for tax positions related to current year		-		200		300
Additions for tax positions related to prior years		32,100		200		-
Reduction for tax positions related to prior years		(11,700)		(400)		(8,600)
Reduction for tax positions settled with taxing authorities		(400)		-		(400)
Balance at the end of year	$	26,600	$	6,600	$	6,600

The Company had $3.6, $6.6 and $6.6 of unrecognized tax benefits that would affect the Company's effective tax rate if recognized as of December 31, 2010, 2009 and 2008, respectively.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in federal income taxes and federal income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had accrued interest of $0.0 and $0.2 as of December 31, 2010 and 2009, respectively. The decrease during the period ended December 31, 2010 is primarily related to the settlement of the 2004 to 2008 federal audits.

In September 2010, the Internal Revenue Service ("IRS") completed its examination of the Company's returns through tax year 2008. The provision for the year ended December 31, 2010 reflected non-recurring favorable adjustments, resulting from a reduction in the tax liability that was no longer deemed necessary based upon the results

(Dollar amounts in millions, unless otherwise stated)

of the IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company's positions.

The Company is currently under audit by the IRS for tax years 2009 and 2010, and it is expected that the examination of tax year 2009 will be finalized within the next twelve months. Upon finalization of the IRS examination it is reasonably possible that the unrecognized tax benefits will decrease by up to $22.9. The timing of the payment of the remaining allowance of $3.6 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax years 2009 and 2010.

10.   Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries at December 31, 2010, Midwestern United Life Insurance Company ("Midwestern") and Whisperingwind III, LLC ("WWIII"). The Company also has one wholly owned non-insurance subsidiary, ING America Equities, Inc. ("IAE").

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2010	**2009**
	(In Thousands)	
Common stock (cost - $41,246 in 2010 and $41,246 in 2009)	$ 113,031	$ 104,751

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

	December 31		
	2010	**2009**	**2008**
	(In Thousands)		
Revenues	$ 68,190	$ 85,587	$ 166,087
Income (loss) before net realized gains on investments	36,773	20,486	(14,276)
Net income (loss)	34,473	19,513	(16,265)
Admitted assets	689,234	667,115	664,879
Liabilities	423,146	451,270	457,086

Asset and liability amounts for WWIII are included in the above table, however the Company's carrying amount for WWIII is zero as of December 31, 2010 and 2009.

The Company received a one-time dividend of $10.0 from WWIII on December 30, 2010 and is recorded in investment income. The Company did not receive dividends from any of its subsidiaries during the years ended December 31, 2009 or 2008.

(Dollar amounts in millions, unless otherwise stated)

Effective March 27, 2008, the Company dissolved its wholly owned subsidiary Draft Funding, LLC, a non-insurance entity. There was no impact to the Company's financial statements as a result of this transaction.

Effective August 27, 2008, the Company dissolved its wholly owned subsidiary First Secured Mortgage Deposit Corporation, a non-insurance entity. There was no impact to the Company's financial statements as a result of this transaction.

On October 27, 2006, the Company created WWIII, a special purpose financial captive reinsurance company ("Captive"), under the laws of the State of South Carolina. WWIII was not licensed by the South Carolina Department of Insurance as of December 31, 2006. Consequently, WWIII did not commence writing insurance business until 2007. On June 25, 2007, WWIII received its licensure as a Captive from the Director of the South Carolina Department of Insurance. The Company contributed capital to WWIII of $0.0, $0.0 and $0.0 during the years ended December 31, 2010, 2009 and 2008. During 2010, the Company ceded premium and ceded reserves to WWIII of $12.8 and $449.1, respectively. The amount of insurance in force ceded to WWIII was $2.0 billion at December 31, 2010. During 2009, the Company ceded premium and ceded reserves to WWIII of $23.6 and $462.4, respectively. The amount of insurance in force ceded to WWIII was $2.1 billion at December 31, 2009. During 2008, the Company ceded premium and ceded reserves to WWIII of $71.2 and $434.5, respectively. The amount of insurance in force ceded to WWIII was $1.7 billion at December 31, 2008.

11. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31		
	2010	**2009**	**2008**
		(In Thousands)	
Premiums	$ 1,905,205	$ 1,927,818	$ 1,675,116
Benefits paid or provided	1,898,498	1,689,842	1,448,588
Policy and contract liabilities at year end	8,189,864	8,656,338	8,142,243

(Dollar amounts in millions, unless otherwise stated)

The net amount of the reduction in surplus at December 31, 2010, if all reinsurance agreements were cancelled, is $7.0 billion.

Assumed premiums amounted to $1.8 billion, $1.9 billion and $1.6 billion for 2010, 2009 and 2008, respectively.

12.   Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1.5. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Colorado Division of Insurance is limited to the greater of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

On January 1, 2001, Lion Connecticut Holdings, Inc., an affiliate of the Company, issued two surplus notes to the Company for $65.0 and $100.0. These notes represent the cumulative cash draws on two $100.0 commitments issued by ING AIH through December 31, 2010, less principal payments. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10 year U.S. Treasury bonds plus 0.25%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period"). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Colorado Insurance Commissioner. There were no principal or interest payments in 2010, 2009 or 2008.

On December 17, 1996, the Company agreed to lend affiliate ING USA Annuity and Life Insurance Company ("ING USA"), the principal sum of $35.0 plus interest through a surplus note approved by the Colorado Division of Insurance. Per SSAP No. 41, Surplus Notes, Paragraph 10.b.i.(b), the SVO has established a statement factor for the surplus note of 0.535 as a multiple of the face amount for the year ended 2010. The carrying value of the surplus note at December 31, 2010 was $18.7. Interest is due to the Company quarterly at the rate of 7.979% per annum, until the principal is paid by ING USA. The scheduled maturity date is December 7, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency,

(Dollar amounts in millions, unless otherwise stated)

or a liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest paid from ING USA to the Company was $2.8 in 2010.

On February 19, 2010, ING AIH contributed $260 million to the Company. The Company received permission from the Colorado Insurance Department to count this contribution as a receivable at December 31, 2009. On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING AIH, of which $210.0 was contributed to the Company, effective December 31, 2008. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING.

The Company did not pay dividends to ING AIH during 2010 or 2009.

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2010, the Company meets the RBC requirements.

13. **Fair Values of Financial Instruments**

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

(Dollar amounts in millions, unless otherwise stated)

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 11,906,924	$ 12,291,683	$ 12,962,785	$ 11,948,006
Preferred stocks	14,769	17,933	27,000	25,449
Unaffiliated common stocks	91,826	91,826	94,026	94,026
Mortgage loans	1,315,495	1,384,823	1,637,153	1,601,803
Contract loans	1,261,741	1,261,741	1,282,997	1,282,997
Derivative securities:				
Caps	75	-	2,194	1,937
Options	7,769	7,769	5,347	5,347
Forwards	1,614	1,614	-	-
Swaps	104,859	120,839	64,829	75,431
Securities lending reinvested collateral	69,567	69,567	-	-
Cash, cash equivalents and short term investments	1,385,953	1,385,953	1,329,259	1,329,259
Separate account assets	1,377,508	1,377,508	1,300,951	1,300,951
Receivable for securities	1,903	1,903	3,017	3,017
Liabilities:				
Derivative securities:				
Caps	-	-	975	975
Forwards	40	40	236,261	606,398
Swaps	49,542	439,271	-	-
Payable for securities lending	1,190,354	1,190,354		
Deposit type contracts	2,884,445	2,884,445	3,819,514	3,819,514
Payable for securities	2,530	2,530	350	350

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Bonds and equity securities: The Company utilizes a number of valuation methodologies to determine the fair values of its bonds, preferred stocks and common stocks reported herein in conformity with the concepts of "exit price" and the fair value measurement as prescribed in SSAP No. 100. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

(Dollar amounts in millions, unless otherwise stated)

Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 1.0% and 32.9% over the total portfolio. Effective December 31, 2010, the Company statutory fair values represent the amount that would be received to sell securities at the measurement date (i.e. "exit value" concept).

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and our own and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock, when carried at the lower of cost or market.

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

(Dollar amounts in millions, unless otherwise stated)

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(In Thousands)		
At December 31, 2010:				
Assets:				
Bonds				
US corporate, state & municipal	$ -	$ 1,113	$ -	$ 1,113
Foreign	-	2,700	-	2,700
Residential mortgage-backed	-	1,714	5,272	6,986
Commercial mortgage-backed	-	39,038	-	39,038
Preferred stock	-	5,619	102	5,721
Common stock	72,681	-	19,145	91,826
Cash, cash equivalents and				
short-term investments	1,385,953	-	-	1,385,953
Derivatives				
Options	-	-	7,769	7,769
Forwards	1,614	-	-	1,614
Swaps	-	104,646	-	104,646
Separate account assets	1,377,508	-	-	1,377,508
Total assets	$ 2,837,756	$ 154,830	$ 32,288	$ 3,024,874
Liabilities:				
Derivatives				
Forwards	$ 40	$ -	$ -	$ 40
Swaps	-	15,633	17,324	32,957
Credit default swaps	-	5	-	5
Total liabilities	$ 40	$ 15,638	$ 17,324	$ 33,002

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(In Thousands)		
At December 31, 2009:				
Assets:				
Bonds				
US corporate, state & municipal	$ -	$ 6,000	$ -	$ 6,000
Foreign	-	10,583	-	10,583
Residential mortgage-backed		8,694	106,921	115,615
Other asset-backed	-	4,417	-	4,417
Preferred stock	-	5,010	102	5,112
Common stock	77,700	-	16,326	94,026
Cash, cash equivalents and				
short-term investments	1,329,259	-	-	1,329,259
Derivatives				
Caps	-	1,937	-	1,937
Options	-	-	5,347	5,347
Swaps	-	64,208	-	64,208
Separate account assets	1,300,951	-	-	1,300,951
Total assets	$ 2,707,910	$ 100,849	$ 128,696	$ 2,937,455
Liabilities:				
Derivatives				
Caps	$ -	$ 975	$ -	$ 975
Swaps	-	235,071	-	235,071
Total liabilities	$ -	$ 236,046	$ -	$ 236,046

Bonds: Securities that are carried at fair value on the Balance Sheet are classified as Level 2 or Level 3. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. Privately placed bond fair value are determined using a matrix-based pricing model and are classified as Level 2 assets. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. Over the course of 2009 and 2010, price transparency and liquidity for bonds backed by subprime mortgages have improved with reduced volatility across broader risk markets. The Company monitors the market for subprime and continues to categorize these securities as Level 3 in the valuation hierarchy.

Preferred and Common Stock: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Certain preferred stock prices are obtained through commercial pricing services and are classified as Level 2 assets. Other equity securities, typically private equities or equity securities not traded on

(Dollar amounts in millions, unless otherwise stated)

an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents and short-term investments: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Certain derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain CDS, options and total return swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1.

The Company did not have any security transfers between Level 1 and Level 2 during 2010.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2010:

	Bonds	Preferred Stock	Common Stock	Derivatives		
	RMBS	Industrial Miscellaneous	Industrial Miscellaneous	Options	Swaps	Total
			(In Thousands)			
Beginning balance	$ 106,921	$ 102	$ 16,326	$ 5,347	$ -	$ 128,696
Transfers into Level 3	-	-	-	-	1,109	1,109
Transfers out of Level 3	(101,943)	-	-	-	-	(101,943)
Total gains (losses) included in income	(4,802)	-	(28)	2,640	-	(2,190)
Total gains (losses) included in surplus	5,278	-	1,999	(831)	(18,433)	(11,987)
Purchases	-	-	1,830	5,777	-	7,607
Issues	-	-	-	-	-	-
Sales	(182)	-	(982)	(5,164)	-	(6,328)
Settlements	-	-	-	-	-	-
	$ 5,272	$ 102	$ 19,145	$ 7,769	$ (17,324)	$ 14,964

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009:

	Bonds	Preferred Stock	Common Stock	Derivatives	
	RMBS	Industrial Miscellaneous	Industrial Miscellaneous	Options	Total
			(In Thousands)		
Beginning balance	$ -	$ -	$ -	$ 1,379	$ 1,379
Transfers into Level 3	281,389	102	9,945	-	291,436
Transfers out of Level 3	-	-	-	-	-
Total gains (losses) included in income	(1,591)	-	-	2,791	1,200
Total gains (losses) included in surplus	(172,657)	-	5,441	-	(167,216)
Purchases	22,868	-	945	2,318	26,131
Issues	-	-	-	-	-
Sales	(23,088)	-	(5)	(1,141)	(24,234)
Settlements	-	-	-	-	-
	$ 106,921	$ 102	$ 16,326	$ 5,347	$ 128,696

The transfers out of Level 3 during the year ended December 31, 2010 are primarily due to the Company's use of commercial pricing services to value certain multiclass RMBS. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data and have been classified as Level 2. These

(Dollar amounts in millions, unless otherwise stated)

Multiclass RMBS had previously been valued by using the average of broker quotes when more than one broker quote was provided.

14.   **Commitments and Contingencies**

Guarantee Agreements: The Company guarantees certain contractual policy claims of its subsidiary, Midwestern. In the unlikely event that Midwestern was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations. Any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position.

The Company, effective January 2002, entered into a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for $250.0 obligation of Security Life of Denver International. The Company's Board of Directors approved this transaction on April 25, 2002. The other two affiliated life insurers were ReliaStar Life Insurance Company and Security Connecticut Life Insurance Company (subsequently merged into ReliaStar Life Insurance Company on October 1, 2003). The joint and several guarantees of the two remaining insurers are capped at $250.0. The States of Colorado and Minnesota did not disapprove the guarantee.

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $21.1 and $20.6 at December 31, 2010 and 2009, respectively. The Company is also committed to provide additional capital contributions to partnerships of $233.8 and $313.1 at December 31, 2010 and 2009, respectively.

Operating Leases: The Company is party to certain cost sharing agreements with other affiliated ING United States companies. Included in these cost sharing arrangements is rent expense, which is allocated to the Company in accordance with systematic cost allocation arrangements. The Company incurred minimal rent expense during years ended December 31, 2010, 2009 and 2008 under this cost sharing methodology.

The Company does not have any minimum aggregate rental commitments under the cost sharing arrangements and service agreements. The Company does not have any future minimum lease payment receivables under the cost sharing arrangements and service agreements.

The Company is not involved in any sale leaseback transactions.

Legal Proceedings: The Company is involved in threatened or pending lawsuits/ arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims

(Dollar amounts in millions, unless otherwise stated)

for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters: As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company. It is the practice of the Company and its affiliates to cooperate fully in these matters.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the Company or certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital

(Dollar amounts in millions, unless otherwise stated)

contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, withdrawals, death benefits and surrenders.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the fixed account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

During 2009, the Company has taken certain actions to reduce its exposure to interest rate and market risks. These actions included reducing guaranteed interest rates for new business, reducing credited rates on existing business, curtailing sales of some products, reassessment of the investment strategy with a focus on U.S. Treasury and investment grade assets, as well as hedging certain funds which previously were not hedged and continuing a hedging program to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. During 2010, the Company continued monitoring these initiatives and their impacts on earnings, capital, and liquidity, and will continue to determine whether further actions are necessary.

ING Restructuring Plan: On October 26, 2009, ING announced the key components of the final Restructuring Plan ING submitted to the European Commission ("EC") as part of the process to receive EC approval for the state aid granted to ING by the Dutch State in the form of EUR 10 billion Core Tier 1 securities issued on November 12, 2008 and the ING-Dutch State Transaction. As part of the Restructuring Plan, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations

(Dollar amounts in millions, unless otherwise stated)

thereof. In November 2009, the Restructuring Plan received formal EC approval and the separation of insurance and banking operations and other components of the Restructuring Plan were approved by ING shareholders. ING also reached an agreement with the Dutch State to alter the repayment terms of the Core Tier 1 securities in order to facilitate early repayment and ING repurchased in December 2009 EUR 5 billion of the total EUR 10 billion Core Tier 1 securities issued to the Dutch State. As part of the Restructuring Plan, ING also agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. In total, these extra payments amounted to a net present value of EUR 1.3 billion, and were recorded by ING as a one-time pre-tax charge in the fourth quarter of 2009. The terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, remained unaltered and the additional payments were not borne by the Company or any other ING U.S. subsidiaries. In order to finance the repayment of EUR 5 billion Core Tier 1 securities and the associated costs as well as to mitigate the capital impact of the additional payments for the Back-Up Facility, ING launched a capital increase without preferential subscription rights for holders of (bearer depositary receipts for) ordinary shares of up to EUR 7.5 billion in November 2009. The rights issue was completed in December 2009. Proceeds of the issue in excess of the above amounts will be used to strengthen ING's capital position.

On January 28, 2010, ING announced the filing of its appeal with the General Court of the European Union against specific elements of the EC's decision regarding the ING Restructuring Plan. Despite the appeal, ING is committed to executing the formal separation of banking and insurance and the divestment of the latter as announced on October 26, 2009. In its appeal, ING contests the state aid calculation the EC applied to the reduction in repayment premium agreed upon by ING and the Dutch State in connection with ING's December 2009 repayment of the first EUR 5 billion of Core Tier 1 securities. ING is also appealing the disproportionality of the price leadership restrictions imposed on ING with respect to the European financial sector.

On November 10, 2010, ING announced that while the option of one global initial public offering ("IPO") remains open, ING and its U.S. insurance affiliates, including the Company, are going to prepare for a base case of two IPOs: one Europe-led IPO and one separate U.S.-focused IPO.

On October 27, 2009, subsequent to the announcement of the Restructuring Plan, the insurance financial strength ratings of the Company and ING's other primary U.S. insurance companies were downgraded by Moody's Investors Service, Inc. to A2 from A1 and by Fitch Ratings Ltd to A- from A.

15.   **Financing Agreements**

The Company maintains a revolving loan agreement with Bank of New York Mellon, ("Mellon"). Under this agreement, the Company can borrow up to $50.0 from Mellon.

(Dollar amounts in millions, unless otherwise stated)

Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for Mellon for the period applicable for the advance plus 0.35% or (2) a rate quoted by Mellon to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2010, 2009 and 2008, respectively. Additionally, there were no amounts payable to Mellon at December 31, 2010 or 2009.

The Company maintains a reciprocal loan agreement with ING AIH to promote efficient management of cash and liquidity and to provide for unanticipated short-term cash requirements. Under this agreement, which expires July 1, 2015, the Company and ING AIH can borrow up to 3% of the Company's admitted assets excluding separate accounts as of December 31 of the preceding year from one another. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company received interest income of $1.0, $0.7 and $3.5 for the years ended December 31, 2010, 2009 and 2008, respectively.

Through this reciprocal loan agreement, the Company borrowed $0 and repaid $0 in 2010, borrowed $5.1 billion and repaid $5.1 billion in 2009 and borrowed $20.6 billion and repaid $20.6 billion in 2008. These borrowings were on a short term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest expense on borrowed money was $0.0, $0.1 and $2.3 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company is the beneficiary of letters of credit totaling $1.9 billion; terms of the letters of credit provide for automatic renewal upon anniversary unless otherwise canceled or terminated by the ceding company or the letter of credit provider.

16.   **Related Party Transactions**

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated ING United States companies are allocated among companies in accordance with systematic cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management services. The Company has entered into an administrative services agreement with IIM under which IIM provides the Company with asset liability management services. Beginning in 2010, IIM began using competitive market rates to bill the Company for both the asset management and ancillary services it provides. Total fees under the agreement were approximately $18.5, $32.8, and $60.7 for the years ended December 31, 2010, 2009 and 2008, respectively.

(Dollar amounts in millions, unless otherwise stated)

Services Agreements: The Company has entered into an inter-insurer services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting, and other services to each other. The Company has entered into a services agreement with ING North America whereby ING North America provides certain administrative, management, professional, advisory, consulting and other services to the Company. The Company has entered into a services agreement with ReliaStar Life Insurance Company of New York ("RLNY") whereby the Company provides certain administrative, management, professional, advisory, consulting and other services to RLNY. The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting, and other services to the Company for the benefit of its customers. Charges for these services are determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company. The total net income earned less expenses incurred for all of these services were $72.7, $90.0 and $100.9 for the years ended December 31, 2010, 2009 and 2008, respectively.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

The Company and Directed Services LLC ("DSL"), an affiliate, are parties to a service agreement, effective January 1, 1994, as amended by a first amendment, effective March 7, 1995 by which the Company provides DSL with certain managerial and supervisory services and DSL provides the Company with certain sales and marketing services.

Global Medium Term Note Program: In December 2002, the Company established a Global Medium Term Note program secured by funding agreements issued by the Company. The notes, which are offered by ING Security Life Institutional Funding, a special purpose statutory trust, are offered only to U.S. qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 (the "Securities Act") or to foreign buyers pursuant to Regulation S of the Securities Act. The program has issued notes with an aggregate outstanding principal balance of $99.5 and $732.3 as of December 31, 2010 and 2009, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company has assumed an SEC registered medium term note, issued by an affiliated company, ING USA, secured by a funding agreement issued by ING USA. As of December 31, 2010, the note has an aggregate outstanding principal balance of $0.

Interest Rate Swap: Effective June 29, 2007 the Company entered into an interest rate swap agreement ("IRSA") with ING AIH. The IRSA is in conjunction with a combined coinsurance and modified coinsurance agreement effective June 30, 2007 with WWIII. The duration of the agreement is 30 years. The notional value of this interest rate swap is $72.5 at December 31, 2010 with this transaction having minimal impact to the income statement.

Property and Equipment: During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $0.2 which resulted in a decrease in nonadmitted assets.

Fixed Maturity Asset Transfer: During the fourth quarter of 2010, the Company sold securities with a carrying value of $809.0 to its affiliate company, ReliaStar Life Insurance Company ("RLI"). At the date of sale, the securities had a fair value of $888.9 and the Company recognized a gain of $79.9. Simultaneously, the Company purchased securities from RLI with a fair value of $972.1. This asset transfer was approved by the Colorado Division of Insurance prior to execution.

While these related party transactions are at arms length, they are not indicative of what a third party would transact.

17.   Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $5.1 and $5.2 as of December 31, 2010 and 2009, respectively, and has recorded a liability in accounts payable and accrued expenses on the Balance Sheets. The Company has also recorded an asset in other assets on the Balance Sheets of $4.1 and $4.2 as of December 31, 2010 and 2009, respectively, for future credits to premium taxes for assessments already paid.

(Dollar amounts in millions, unless otherwise stated)

18.   Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	2010	2009
	(In Thousands)	
Balance at January 1	$ 277,327	$ 246,036
Less reinsurance recoverables	1,924	2,133
Net balance at January 1	275,403	243,903
Incurred related to:		
Current year	232,685	351,828
Prior years	(164,503)	(91,571)
Total incurred	68,182	260,257
Paid related to:		
Current year	49,883	111,233
Prior years	98,711	117,524
Total paid	148,594	228,757
Net balance at December 31	194,991	275,403
Plus reinsurance recoverables	1,306	1,924
Balance at December 31	$ 196,297	$ 277,327

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the Balance Sheets.

Incurred and paid claims are presented net of reinsurance.

19.   Subsequent Events

In March 2011, the Company settled issues related to the 2009 tax return as filed with the IRS. In the first quarter of 2011, the Company increased its current tax expense and paid its Parent approximately $30.0 ($7.0 net of unrecognized tax benefits). In addition, on March 31, 2011, the Company received a $30.0 capital contribution from its Parent, which will also be recorded in the first quarter 2011.

On February 18, 2011, the Company made a return of capital distribution to ING AIH in the amounts of $200.0.

The Company is not aware of any other events occurring subsequent to December 31, 2010 that may have a material effect on the Company's financial statements. The Company evaluated events subsequent to December 31, 2010 through April 1, 2011, the date the statutory financial statements were available to be issued.

Part C
OTHER INFORMATION

Item 26   Exhibits

(a)   (1)   Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b)   Not Applicable.

(c)   (1)   Security Life of Denver Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(2)   First Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(3)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 10, 1999; File No. 333-72753.)

(4)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(5)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(6)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(7)   Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(8)   Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Paine Webber Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 30, 1997; File No. 033-88148.)

(9)   Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 10, 2002; File No. 333-50278.)

(10)   Commission Schedule for Policies. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(11)   Specimen Master Sales and Supervisory Agreement with Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 033-74190.)

(12)   Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(13) Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(14) Intercompany Agreement, effective as of January 1, 2010, between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 4, 2011; File No. 333-147534.)

(15) Intercompany Agreement, effective as of January 1, 2010, between ING Investment Management LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 4, 2011; File No. 333-147534.)

(d) (1) Variable Universal Life Insurance Policy (Form No. 2518(VUL)-06/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on June 11, 2008; File No. 333-149870.)

(2) Accelerated Death Benefit Rider (Form No. R2030-03/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 31, 2008; File No. 333-147534.)

(3) Additional Insured Rider (Form No. R1343-4/06). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 6, 2010; File No. 333-168047.)

(4) Adjustable Term Insurance Rider (Form No. R2031-03/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 31, 2008; File No. 333-147534.)

(5) Guaranteed Death Benefit Rider. (Form No. R2025-4/04). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security life of Denver insurance Company and its Security life Separate Account L1, filed on September 10, 2004, File No. 333-117329.

(6) Guaranteed Minimum Accumulation Benefit Rider (Form No. R2032-03/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 31, 2008; File No. 333-147534.)

(7) Overloan Lapse Protection Rider (Form No. R2028-05/07). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on September 7, 2007; File No. 333-143973.)

(8) Waiver of Cost of Insurance Rider (Form No. R-2021-03/01). (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(9) Waiver of Specified Premium Total Disability Rider (Form No. R-2020-03/01). (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(e) (1) Individual Life Insurance Application (Form No. ICC09 153756). (Incorporated herein by reference to the Form N-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, File No. 333-168047 as filed on July 9, 2010.)

(2) Fund Allocation of Premium Payments Form (Form No. 139191 05/01/2011). (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 11, 2011; File No. 333-147534.)

(3)   M Financial Fund Allocation of Premium Payments Form (Form No. 139192 05/01/2011). (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 11, 2011; File No. 333-1467534.)

(f)   (1)   Security Life of Denver's Restated Articles of Incorporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

        (2)   Amendments to Articles of Incorporation through June 12, 1987. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

        (3)   Amendments to Articles of Incorporation through November 12, 2001. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

        (4)   Security Life of Denver's By-Laws. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

        (5)   Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 033-74190.)

(g)   Not Applicable.

(h)   (1)   (a)   Participation Agreement by and among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company, on Behalf of Itself and its Separate Accounts and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

                (b)   Amendment No. 1 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

                (c)   Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

                (d)   Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

                (e)   Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

                (f)   Amendment No. 5 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(g) Amendment No. 6 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(h) Expense Allocation Agreement between A I M Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(i) Amendment No. 1 to Expense Allocation Agreement between A I M Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(2) (a) Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Addendum to Alger Sales Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(d) Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(3) (a) Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(b) Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(c)   Amendment No. 1 to the Business Agreement by and among ING USA Annuity and Life Insurance Company (fka Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company (individually and as the survivor and successor in interest following a merger with Southland Life Insurance Company), ING Life Insurance and Annuity Company (individually and as the survivor and successor in interest following a merger with ING Insurance Company of America), ING America Equities, Inc., ING Financial Advisers, LLC, Directed Services LLC (fka Directed Services, Inc.), American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, File No. 333-153337, as filed on November 14, 2008.)

(d)   Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(4) (a)   Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)

(b)   Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; file No. 033-57244.)

(c)   Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)

(d)   Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; file No. 033-57244.)

(e)   Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, File No. 333-28755, as filed on April 7, 2008.)

(5) (a)   Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b)   First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(d) Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(e) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(f) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(g) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 3, 1999; File No. 333-90577.)

(h) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 033-74190.)

(i) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(j) Ninth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(k) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(l) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(m) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(n) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(o) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(p) First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(q) Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(r) Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(s) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(t) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(u) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(v) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(w) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(x) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(y) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(z) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(aa) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(bb) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(cc) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(dd) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(ee) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(6) (a) Participation Agreement among Security Life of Denver Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(7) (a) Participation Agreement, entered into as o May 1, 2003, among Security Life of Denver, ING Investors Trust and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 4, 2011; File No. 333-147534.)

(b) Administrative and Shareholder Service Agreement between Directed Services, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(8) (a) Participation Agreement among Security Life of Denver Insurance Company, ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(b)   Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(c)   Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated November 1, 2004. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(d)   Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated April 29, 2005. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(e)   Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated August 31, 2005. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(f)   Form of Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated April 28, 2006. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(g)   Service Agreement, effective as of May 1, 2002, between ING Life Insurance and Annuity Company and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(9)   (a)   Participation Agreement among Security Life of Denver Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(10) (a)   Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(b)   Amendment to Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(c)   Amendment to Participation Agreement among ING Variable Products Trust, ING Funds Distributor, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(d)   Administrative and Shareholder Service Agreement between ING Pilgrim Group, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(e) Amendment to Administrative and Shareholder Services Agreement between Security Life of Denver Insurance Company and ING Funds Services, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(11) (a) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(12) (a) Participation Agreement among Invesco Variable Investment Funds, Inc., Invesco Funds Group, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Second Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d) Third Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(f) Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(g) Sixth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(h) Seventh Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(i) Service Agreement between Invesco Funds Group, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(j) First Amendment to Service Agreement between Security Life of Denver Insurance Company and Invesco Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(13) (a) Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(b) Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(c) Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d) Letter of Agreement between Security Life of Denver and Janus Capital Corporation. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(14) (a) Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(b) Amendment dated February 1, 2001, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(c) Amendment dated May 1, 2001, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(d) Amendment dated May 1, 2002, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Amendment dated May 1, 2003, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(f) Shareholder Information Agreement (Rule 22C-2 Agreement), dated April 16, 2007, and to be effective on October 16, 2007, by and between M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 6 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2007; File No. 333-117329.)

(15) (a) Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(b) Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(c) Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(d) Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(e) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, filed on April 9, 2007, File No. 333-47527.)

(16) (a) Participation Agreement among Security Life of Denver Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(17) (a) Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 333-50278.)

(b) Amendment to Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(18) (a) Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(c) Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(d) Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(i) Not Applicable.

(j) Not Applicable.

(k) Opinion and Consent of Counsel.

(l) Not Applicable.

(m) Not Applicable.

(n) Consent of Independent Registered Public Accounting Firm.

(o) All financial statements are included in the Statement of Additional Information, as indicated therein.

(p) Not Applicable.

(q) Not Applicable.

(r) Powers of Attorney.

Item 27   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Donald W. Britton, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and President
Patrick G. Flynn, Amstelveenseweg 500, Amsterdam, 1081 KL, Netherlands	Director and Chairman
Lynne R. Ford, 230 Park Avenue, New York, NY 10169	Director
Ewout L. Steenbergen, 230 Park Avenue, New York, NY 10169	Director, Executive Vice President and Chief Financial Officer
Robert G. Leary, 230 Park Avenue, New York, NY 10169	Director
Michael S. Smith, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Director and Vice President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Timothy T. Matson, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
Daniel P. Mulheran, Sr. 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Steven T. Pierson, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Prakish Shimpi, 230 Park Avenue, New York, NY 10169	Senior Vice President
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Kimberly M. Curley, 1290 Broadway, Denver, CO 80203	Vice President and Illustration Actuary
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President, Compliance
J. Dewayne Lummus, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President
John Oberg, 20 Washington Avenue South, Minneapolis, MN 55401	Vice President, Compliance
Laurie Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005	Vice President and Chief Compliance Officer
Joy M. Benner, 20 Washington Avenue South,	Secretary

Minneapolis, MN 55401

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 57 to Registration Statement on Form N-4 for Variable Annuity Account C of ING Life Insurance and Annuity Company (File No. 033-75962), as filed with the Securities and Exchange Commission on April 6, 2011.

Item 29   Indemnification

Under its Bylaws, Sections 1 through 8, Security Life of Denver Insurance Company ("Security Life") indemnifies, to the full extent permitted by the laws of the State of Colorado, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, member of a committee appointed by the Board of Directors, officer, salaried employee, or fiduciary of Security Life or is or was serving at the request of Security Life (whether or not as a representative of Security Life) as a director, officer, employee, or fiduciary of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to in the best interest of the corporation, or at least not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Security Life pursuant to such provisions of the bylaws or statutes or otherwise, Security Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Security Life of expenses incurred or paid by a director or officer or controlling person of Security Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Security Life in connection with the securities being registered, Security Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Colorado, ING America Insurance Holdings, Inc. maintains Professional Liability and fidelity bond insurance policies issued by an international insurer. The policies cover ING America Insurance Holdings, Inc. and any company in which ING America Insurance Holdings, Inc. has a controlling financial interest of 50.00% or more. These policies include either or both the principal underwriter, the depositor and any/all assets under the care, custody and control of ING America Insurance Holdings, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: errors and omissions/professional liability, employment practices liability and fidelity/crime (a.k.a. "Financial Institutional Bond").

Additionally, Section 13 of the Security Life Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and ReliaStar Life Insurance Company.

(b)   *Management of ING America Equities, Inc*.

Name and Principal Business Address	Positions and Offices with Underwriter
Margaret B. Wall, 20 Washington Avenue South, Minneapolis MN 55401	Director, President and Chief Executive Officer
Laurie J. Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Director, Vice President and Chief Operating Officer
Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director
Cynthia A. Grimm, 100 Deerfield lane, Suite 300, Malvern, PA 19355	Chief Financial Officer/Financial and Operations Principal
Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005	Chief Compliance Officer
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Spencer T. Shell, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Barry E. Eidex, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Terry L. Owens, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Tina M. Nelson, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Randall K. Price, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Susan M. Vega, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1) Name of Principal Underwriter	(2) 2010 Net Underwriting Discounts and Commissions	(3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load	(4) Brokerage Commissions	(5) Other Compensation*
ING America Equities, Inc.				$34,106,441.00

*   Compensation shown in column 5 includes: marketing allowances.

Item 31   Location of Accounts and Records

Accounts and records are maintained by Security Life of Denver Insurance Company at 1290 Broadway, Denver, CO 80203-5699 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32   Management Services

None

Item 33   Fee Representations

Security Life of Denver Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Security Life of Denver Insurance Company under the policies. Security Life of Denver Insurance Company bases this representation on its assessment of such factors as the nature and extent of such services, expenses and risks, the need for the Security Life of Denver Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Security Life Separate Account L1, certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 4 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the Town of Windsor, and State of Connecticut on the 12th day of April, 2011.

SECURITY LIFE SEPARATE ACCOUNT L1
(Registrant)

By: SECURITY LIFE OF DENVER INSURANCE COMPANY
(Depositor)

By: Donald W. Britton*

Donald W. Britton
President
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
Donald W. Britton* Donald W. Britton	Director and President (principal executive officer)	
Patrick G. Flynn* Patrick G. Flynn	Director and Chairman	
Lynne R. Ford* Lynne R. Ford	Director	
Robert G. Leary* Robert G. Leary	Director	April 12, 2011
Michael S. Smith* Michael S. Smith	Director	
Ewout L. Steenbergen* Ewout L. Steenbergen	Director, Executive Vice President and Chief Financial Officer (principal financial officer)	
Steven T. Pierson* Steven T. Pierson	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie
       J. Neil McMurdie
       * Attorney-in-Fact

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX

Exhibit No.   **Exhibit**

26(k)   Opinion and Consent of Counsel

26(n)   Consent of Independent Registered Public Accounting Firm

26(r)   Powers of Attorney